2012

Notice of Annual Meeting of Stockholders and Proxy Statement

Annual Report on Form 10-K

LETTER TO SHAREHOLDERS

In fiscal 2012 ADP® delivered solid results. We continued to build our capabilities both organically and through strategic acquisitions. And, as we reported in August, we delivered solid returns to you.

In the following paragraphs, I will lay out our strategy, describe our strengths, and tell you how we are preparing to meet tomorrow's challenges.

Growth Strategy

The question I have received most from shareholders since being named ADP's sixth chief executive officer is "What is going to change under your leadership?" I think it is important to reiterate what many of you have heard me state on numerous occasions - you can expect a change in emphasis in terms of ADP's strategy, not a change in direction.

ADP is a strong, innovative company with a 62-year history of success and growth built upon its service as a trusted partner to employers and automotive dealerships around the world. Our mission is to power organizations with insightful solutions that drive business success. We do this by delivering the best solutions to all of our markets ahead of the competition on a consistent basis. ADP's strengths have traditionally been in three core areas: a broad suite of products that deliver relief from administrative burdens; a strong service orientation; and strong sales and distribution.

There is, however, a new competitive basis in the market, and product is now an important element of our differentiation and our ability to win business in the marketplace. What you should expect under my leadership is a greater focus on product development and the role it plays in creating a differentiated value proposition. The increased focus on product innovation will not diminish our focus on service and sales, which remain equally important tenets at ADP.

We have refined our strategic pillars to align them with our goals of driving innovation across the enterprise, service excellence, and building talent. Our strategic pillars are to:

- Grow our integrated suite of cloud-based human capital management (HCM), benefits, and payroll solutions to serve the U.S. market;
- Invest to grow and scale our market-leading HR Business Process Outsourcing (HR BPO) solutions by leveraging our platforms and processes;
- Leverage our global presence to offer clients HCM, benefits, and payroll solutions where they do business; and
- Grow and deepen our solutions offering to ensure our key adjacencies are market leaders.

We believe these strategic pillars will help us build on our core competencies and develop new ones as we deliver stellar service to our clients, create an environment that fosters innovation, position ADP as the global HCM market leader, and enhance long-term total shareholder return.

Fiscal 2012 Financial Results

We achieved solid results in fiscal 2012 despite the challenging economy, with its protracted period of low interest rates and low employment growth. Our revenues surpassed $10 billion, growing 8% to $10.7 billion for the year, with acquisitions contributing about two percentage points of the growth. As reported, pretax earnings increased 10% and diluted earnings per share increased 12% to $2.82. Excluding the benefit of a gain on a sale of assets during the year, pretax earnings increased 6% and diluted earnings per share grew 9% to $2.74. Pretax margins in the reportable segments expanded nicely, but were more than offset by the negative margin impact of recent acquisitions and the decline in high-margin interest on client funds as a result of low market interest rates. Importantly, the strength in our key business metrics that began at the end of fiscal 2010 continued through fiscal 2012.

Strength in Key Business Metrics

Growing our recurring revenue base through new business sales and retaining our existing revenues are the most important drivers of revenue growth. During fiscal 2012 we sold over $1.2 billion in new business in our Employer Services and Professional Employer Organization (PEO) businesses, growing 13% over fiscal 2011 and above our expectations. Sales growth was driven in part by increased productivity, demonstrating that our focus on product innovation is resonating in the marketplace.

Our continued investment in service has enabled us to provide a better overall experience to our clients, resulting in strong Employer Services client revenue retention at 91% in fiscal 2012, slightly below fiscal 2011's record high retention rate of 91.1%.

While the economy in the United States continued its slow recovery, we continued to see positive growth in the number of employees on our clients' payrolls as measured on a same-store basis. In Europe, however, we saw a weakening in our clients' employee counts due to the tough economic environment there.

Our PEO business segment continued to perform well, with 12% growth in the average number of worksite employees for the year. We continue to be the largest and fastest growing PEO in terms of worksite employees, exiting the year with about 268,000 worksite employees.

Our Dealer Services business continued to execute strongly as the U.S. automotive market continued its recovery. Transaction volumes in Dealer Services increased as vehicle sales in the United States improved. Dealer Services' new business sales growth was solid as we continued to gain market share in North America, driven by favorable win-loss rates and improved penetration of our client base with additional layered applications. While the overall Asian automotive market was not robust, the luxury automotive market, where ADP has a presence, was healthy. Worldwide client revenue retention improved again in fiscal 2012, returning to pre-recession levels. I am also pleased with the strength of Dealer Services' business model and its competitive position in the markets it serves.

We continue to gain market share in both of our key market segments and believe this is in large part due to our focus on product innovation and providing stellar service to our clients. ADP served about 600,000 clients worldwide at the end of fiscal 2012, a five percent increase from a year ago.

The Future

Based on the belief that innovation drives differentiation, and differentiation drives competitive advantage and growth, we look to the future with a focus on three priorities:

- Global HCM leadership;
- Technology leadership; and
- Service leadership.

Global Human Capital Management Leadership

Expertise in a broad set of HCM solutions delivered in an integrated, cloud-based fashion is a differentiator for ADP. The foundation is now in place with HCM solutions for all of our market segments. Global HCM leadership is enabled by continued investments in technology, service, and the expertise of our people.

Technology Leadership

In today's competitive environment, we need to continue to focus on both new product development and the speed at which we develop new products. The amount of time that is acceptable between new product releases has shortened, and the increased emphasis on product development that started over the last couple of years will continue.

In addition, we believe that innovation requires some rationalization and consolidation of our existing platforms. We want our clients to leverage our best and most innovative products, and have increased the pace of migrations in a very careful and methodical way in order to shift more of our development expense into new product innovation.

ADP was recently referred to as the "granddaddy of SaaS" by Computerworld®, and appropriately so. We began hosting our solutions "in the cloud" over a decade ago, and today over half of our clients interact with ADP's solutions via software as a service. In fiscal 2012, InformationWeek®500 ranked ADP #7 on its annual list of most innovative technology companies in the United States, further recognition that we are indeed making progress in this area.

Service Leadership

But ADP is still a services business. We continue to differentiate ourselves from the competition based on the service we offer our clients as well as the breadth of our offerings. While we plan to continue improving the competitiveness of our products, the fact is that a large part of our value proposition is service and compliance. We solve our clients' problems, we don't just provide them a software product and tell them to go off and use it on their own.

Our focus on service leadership begins with service excellence. This is one of ADP's core values and it's integral to our growth strategy. Service excellence is an integrated approach that we apply across all aspects of the client experience.

Client feedback is needed to strengthen relationships, build loyalty, and drive innovation, in addition to ensuring that our service meets our clients' expectations. So we are evolving our client-feedback mechanisms with a regimented process to review their feedback and take action where appropriate. We're enhancing our closed-loop process, making it more real-time using new tools and by leveraging social media. With this approach, we can focus on the entire end-to-end client experience and create raving fans of ADP who buy more service, stay with us longer, and refer additional business to us.

We believe service will remain a key differentiator for ADP, and we will continue to look for ways to deliver our support in new and traditional ways. For example, for our small business clients, we recently launched 24 by 7 telephone support, a market differentiator, in response to client feedback. Additionally, we're enhancing our online support interaction beyond email by developing live chat and click-to-call services.

Acquisitions that strengthen the product portfolio

To augment our product development and support our strategy, we completed seven acquisitions during fiscal 2012. Our acquisition of the Human Resource Solutions subsidiary of SHPS® allows us to expand our benefits administration capabilities for larger companies with the addition of health savings account (HSA) and health reimbursement account (HRA) administration and absence management. Additionally, we acquired Asparity Decision Solutions, which also strengthened our benefits solutions portfolio by providing new tools that allow our clients to streamline the annual benefits enrollment process, contain health care costs, and offer their employees more personalized solutions to help them make smarter, more informed benefits choices.

Our acquisition of The RightThing® broadens ADP's HR BPO capabilities with recruitment process outsourcing and complements our existing applicant tracking and talent management solutions. This enables ADP to build an even more robust end-to-end talent acquisition portfolio and helps clients establish a highly effective process for managing their workforce.

In our Employer Services business, we also acquired a provider of payroll and other compliance services in India, supporting our desire to leverage our global presence to meet the HCM, benefits, and payroll needs of our clients where they do business.

The remaining acquisitions completed during fiscal 2012 are expected to grow and deepen our solutions offering to ensure our key adjacencies are market leaders. These acquisitions included a training tax credit business, a provider of Revenue Cycle Management services, and a key supplier of digital services for new and used car lead generation.

Capital Structure

ADP's financial strength continues to also be a market differentiator. ADP remains one of only four non-financial U.S. companies rated AAA by both leading credit rating agencies, reflecting the strength of our business model and of our balance sheet. To our clients, this means the highest level of financial soundness in their payroll and money movement partner.

ADP remains committed to shareholder friendly actions and returning excess cash to shareholders. In addition to ongoing investments in our core business, our priorities for the use of cash remain tuck-in acquisitions that complement our existing solution set or expand our geographic footprint, followed by dividends and share buybacks.

In fiscal 2012, we increased our cash dividend 10 percent, the 37th consecutive year of dividend increases, paying out $740 million in cash dividends and maintaining a dividend payout ratio of 55%. In fiscal 2012, we also bought back nearly $750 million of ADP stock.

Commitment to Diversity and Associate Development

ADP believes that promoting, cultivating, and developing a diverse workforce is critical to delivering superior client value and financial results. It's so important to us that we've made it a part of our core values ("Each Person Counts"), and we are pleased to have received a number of awards recognizing our progress in this area in fiscal 2012, including:

- DiversityInc® – ADP ranked #27, a reflection of ADP's commitment to inclusion in the workplace, and to the unique, rich and varied background of our associates. ADP also appears in DiversityInc's specialized lists for top ten companies for Latinos, Executive Women, and for Recruiting and Retention;
- Corporate Equality Index® – ADP achieved a 100 percent rating in the Human Rights Campaign® Foundation's 2012 Corporate Equality Index report for its positive treatment of lesbian, gay, bisexual and transgender employees;
- ADP once again ranked among Training Magazine® Top 125.

Management & Board of Directors

Dermot O'Brien was appointed Chief Human Resources Officer and corporate vice president. Terry Terhark, who joined ADP through the acquisition of The RightThing, was also appointed corporate vice president.

Ellen R. Alemany, head of RBS Americas and Chairman and Chief Executive Officer of Citizens Financial Group, Inc., and Richard T. Clark, retired Chairman and Chief Executive Officer of Merck & Co., Inc. were elected to ADP's board of directors during fiscal 2012.

Growth Opportunity and Outlook

Along with executing our strategy, a goal I have set for ADP is achievement of top quartile total shareholder return (TSR) over the long term. The market's forecast of top quartile TSR over the next two to three years is about 12%. We believe we can achieve top quartile TSR through a combination of profitable revenue growth and continued strong free cash flow yield from dividends and share repurchases. We do not expect pretax margin expansion to be a near-term contributor to total shareholder return due to the negative impact to revenues and earnings from continued low interest rates based on the current interest rate environment.

Despite the headwinds from low market interest rates and a mixed economic landscape in the United States and Europe, our fiscal 2012 results demonstrate the strength and resiliency of our business model. I believe we are doing the right things to grow the business and enhance long-term shareholder value.

In closing, I would like to thank ADP's associates worldwide for their contributions to ADP's success, for doing their part to deliver service excellence to our clients, and for living our values every day.



CARLOS RODRIGUEZ
President and Chief Executive Officer

September 27, 2012

FORWARD-LOOKING STATEMENTS

This letter and other written or oral statements made by ADP from time to time may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could," and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates, and; the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed under "Item 1A.Risk Factors," in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 should be considered in evaluating any forward-looking statements contained herein.

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AUTOMATIC DATA PROCESSING, INC.

One ADP Boulevard • Roseland, New Jersey 07068

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

The 2012 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will take place at 10:00 a.m., Eastern Standard Time, Tuesday, November 13, 2012 at our corporate headquarters, One ADP Boulevard, Roseland, New Jersey.

A Notice of Internet Availability of Proxy Materials or the proxy statement for the 2012 Annual Meeting of Stockholders is first being mailed to stockholders on or about September 27, 2012.

The purposes of the meeting are to:

1. Elect a board of directors;
2. Ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent certified public accountants for fiscal year 2013;
3. Hold an advisory vote on executive compensation; and
4. Transact any other business that may properly come before the meeting or any adjournment(s) thereof.

Only stockholders of record at the close of business on September 14, 2012 are entitled to receive notice of, to attend, and to vote at the meeting. **If you plan to attend the meeting in person, please note the admission procedures described under "How Can I Attend the Meeting?" on page 1 of the proxy statement.**

Your vote is important, and we urge you to vote whether or not you plan to attend the meeting. The Notice of Internet Availability of Proxy Materials instructs you on how to access your proxy card to vote via the Internet or by telephone. If you receive a paper copy of the proxy materials, you may also vote by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

By order of the Board of Directors
MICHAEL A. BONARTI
Secretary

September 27, 2012
Roseland, New Jersey

2012 Proxy Statement

TABLE OF CONTENTS

2012 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2012 Annual Meeting of Stockholders

- Time and Date 10:00 a.m. Eastern Standard Time, Tuesday, November 13, 2012
- Place One ADP Boulevard, Roseland, New Jersey, 07068
- Record Date Stockholders of record at the close of business on September 14, 2012 are entitled to vote at the meeting in person or by proxy.
- Voting Each stockholder is entitled to one vote for each share of common stock held on the record date.
- Admission Admission to the meeting is restricted to stockholders and/or their designated representatives. All stockholders will be required to show valid picture identification in order to be admitted to the meeting.

Voting Matters

	Proposal	Board Recommendation	Page Reference For More Detail
Proposal 1:	Election of directors	For Each Nominee	5
Proposal 2:	Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2013	For	63
Proposal 3:	Advisory resolution to approve compensation of named executive officers	For	63

Advisory Resolution to Approve Executive Compensation

Consistent with the stockholders' advisory vote at our 2011 Annual Meeting of Stockholders, we determined to hold the advisory say-on-pay vote to approve our named executive officer compensation on an annual basis. Therefore, we are asking our stockholders to approve, on an advisory basis, our named executive officer compensation for fiscal year 2012. Our stockholders will have the opportunity to approve our named executive officer compensation for fiscal year 2013 at the 2013 Annual Meeting of Stockholders.

The board of directors recommends a vote FOR this resolution because it believes that the policies and practices described in the "Compensation Discussion and Analysis" section on page 19 of the proxy statement are effective in achieving the company's goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term operational and financial goals of the company and linking executive performance to stockholder value.

At our 2011 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2011 named executive officers by a vote of over 93% in favor.

Board Nominees

Please refer to page 6 in the proxy statement for important information about the qualifications and experience of each of the following director nominees.

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships AC	CC	NCGC
Ellen R. Alemany	56	2011	Chairman and Chief Executive Officer of Citizens Financial Group, Inc. and Head of RBS Americas	X			X
Gregory D. Brenneman	50	2001	Chairman of CCMP Capital Advisors, LLC	X	F	C	
Leslie A. Brun	60	2003	Chairman and Chief Executive Officer of Sarr Group, LLC	X			
Richard T. Clark	66	2011	Retired Chairman and Chief Executive Officer of Merck & Co., Inc.	X	X	X	
Eric C. Fast	63	2007	President and Chief Executive Officer of Crane Co.	X	C, F		
Linda R. Gooden	59	2009	Executive Vice President of Lockheed Martin Corporation Information Systems & Global Solutions	X	X		
R. Glenn Hubbard	54	2004	Dean of Columbia University's Graduate School of Business	X	F	X	
John P. Jones	61	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.	X		X	C
Carlos A. Rodriguez	48	2011	President and Chief Executive Officer of Automatic Data Processing, Inc.				
Enrique T. Salem	46	2010	Former Chief Executive Officer of Symantec Corporation	X			X
Gregory L. Summe	55	2007	Vice Chairman of The Carlyle Group	X		X	X

AC	Audit Committee	F	Financial Expert
CC	Compensation Committee	C	Committee Chair
NCGC	Nominating / Corporate Governance Committee		

Key Features of Our Compensation Program

- We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term operational and financial goals of the company, and to link executive performance to stockholder value.
- We maintain a compensation recovery, or "clawback" provision in our 2008 Omnibus Award Plan.
- We maintain stock ownership guidelines to encourage equity ownership by our executive officers.
- Our Change in Control Severance Plan for Corporate Officers is based on a "double trigger" in which payments are provided only if termination of employment without cause or with good reason occurs during the 3-year period after a change in control.
- We provide modest, reasonable perquisites that we believe are consistent with our overall compensation philosophy.
- We do not provide tax gross-ups related to perquisites or under our change in control provisions.

2012 Compensation Highlights

Please refer to the "COMPENSATION DISCUSSION AND ANALYSIS" section on page 19 of the proxy statement, and the tables and narratives that follow on page 35 of the proxy statement, for more detail concerning the compensation of our named executive officers.

Consistent with our pay for performance philosophy, the compensation of our named executive officers is structured with a significant portion of their total compensation at risk and paid based on the performance of the company and applicable business unit. Our financial performance in fiscal year 2012 impacted the compensation for all of our executive officers, not just our named executive officers, in several ways, most notably through our annual cash bonus plan and performance-based restricted stock program.

The following are key highlights of our 2012 executive compensation program:

- *Base salary:* For fiscal year 2012, we increased the base salary of each named executive officer by an average of 3.6%, except executives who were promoted to new positions with higher levels of responsibility.
- *Annual cash bonus:* For fiscal year 2012, we maintained annual cash bonus targets at current levels, except executives who were promoted to new positions with higher levels of responsibility.

  Our named executive officers (other than Mr. Butler, who retired from the company in November 2011) received cash bonuses that averaged approximately 118% of target.
- *Performance-based restricted stock ("PBRS") and stock options:* The design and mix of our PBRS and stock option programs remained unchanged from fiscal year 2011.

  Our one-year earnings per share growth for fiscal year 2012 resulted in awards to our named executive officers of restricted stock under our PBRS program at 100% of target.
- *Deferred compensation:* For fiscal year 2012, we have amended the deferred compensation plan to allow eligible participants the opportunity to defer receipt of their performance-based restricted stock awards.

A summary of fiscal year 2012 compensation for our named executive officers (other than Mr. Butler, who retired in November 2011) is set forth in the following table:

Name and Title	Base Salary	Annual Bonus	PBRS	Stock Options	Total
Carlos A. Rodriguez President and Chief Executive Officer	$800,000	$1,452,400	$926,200	$1,673,900	$4,852,500
Christopher R. Reidy Chief Financial Officer	$560,000	$540,300	$602,030	$176,200	$1,878,530
Regina R. Lee Division President, Employer Services – National Account Services, Major Account Services, Benefits Services, Canada, and GlobalView	$500,000	$468,800	$555,720	$176,200	$1,700,720
Steven J. Anenen Division President, Dealer Services	$450,000	$373,000	$416,790	$132,150	$1,371,940
Jan Siegmund Division President, Employer Services – Added Value Services and Chief Strategy Officer	$415,000	$358,500	$347,325	$132,150	$1,252,975

Excluding Mr. Butler's fiscal year 2012 compensation, the mix of total direct compensation for fiscal year 2012 was designed to deliver the following approximate proportions of total compensation to Mr. Rodriguez and the other named executive officers (on average) if company and individual target levels of performance are achieved:



Pay Mix at Target
56%
27%
17%
42%
25%
33%
CEO
Other NEOs
Long-Term Incentive
Annual Incentive
Base Salary

Important Dates for the 2013 Annual Meeting of Stockholders

Please refer to the "STOCKHOLDER PROPOSALS" section on page 64 of the proxy statement for more information regarding the applicable requirements for submission of stockholder proposals.

If a stockholder intends to submit any proposal for inclusion in the company's proxy statement for the company's 2013 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the proposal must be received by the corporate secretary of the company no later than May 30, 2013.

Separate from the requirements of Rule 14a-8, relating to the inclusion of a stockholder proposal in the company's proxy statement, the company's amended and restated by-laws require that notice of a stockholder nomination for candidates for our board of directors or any other business to be considered at the company's 2013 Annual Meeting of Stockholders must be received by the company no earlier than July 16, 2013, and no later than the close of business (5:30 p.m. Eastern Daylight Time) on August 15, 2013.

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard
Roseland, New Jersey 07068

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 13, 2012

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHY AM I RECEIVING THESE PROXY MATERIALS?

We are providing these proxy materials to holders of shares of the company's common stock, par value $0.10 per share, in connection with the solicitation of proxies by our board of directors for the forthcoming 2012 Annual Meeting of Stockholders (the "Annual Meeting") to be held on November 13, 2012 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The company will bear all expenses in connection with this solicitation.

HOW IS THE COMPANY DISTRIBUTING THE PROXY MATERIALS?

Under rules adopted by the Securities and Exchange Commission, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 27, 2012, we commenced the mailing to our stockholders (other than those who previously requested electronic or paper delivery) of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K (which is not a part of the proxy soliciting material). This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

This proxy statement and our annual report on Form 10-K are also available on our corporate website at www.adp.com under "SEC Filings" in the "Investor Relations" section.

WHO IS ENTITLED TO VOTE AT THE MEETING?

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $0.10 per share. At the close of business on September 14, 2012, the record date for determining stockholders entitled to notice of, to attend, and to vote at the meeting, we had 484,328,654 issued and outstanding shares of common stock (excluding 154,383,788 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

HOW CAN I ATTEND THE MEETING?

Admission to the meeting is restricted to stockholders and/or their designated representatives. If your shares are registered in your name and you plan to attend the meeting, your admission ticket will be the top portion of the proxy card. If your shares are in the name of your broker or bank or you received your proxy materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement.

All stockholders will be required to show valid picture identification. If you do not have valid picture identification and either an admission ticket or proof of your stock ownership, you will not be admitted to the meeting. For security purposes, packages and bags will be inspected and you may be required to check these items. Please arrive early enough to allow yourself adequate time to clear security.

How many shares must be present to hold the meeting?

The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law, abstentions and "non-votes" are counted as present in determining whether the quorum requirement is satisfied. A non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

How can I vote my shares?

The Notice of Internet Availability of Proxy Materials instructs you on how to access your proxy card to vote through the Internet or by telephone. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States. Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted in accordance with the recommendations of our board of directors as indicated above. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person.

If I hold shares in street name, does my broker need instructions in order to vote my shares?

If your shares are held in "street name" (i.e., your shares are held by a bank, brokerage firm or other nominee), you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker. If you hold your shares in street name and you do not instruct your bank or broker as to how to vote your shares, your bank or broker may only vote your shares in its discretion on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2013 (Proposal 2), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors. Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the matters referred to in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

What matters will be voted on at the Meeting, what are my voting choices, and how does the board of directors recommend that I vote?

Proposals	Voting Choices	Board Recommendation
Proposal 1: Election of the eleven nominees named in this proxy statement to serve on the company's board of directors	• For all • For all except identified director nominee(s) • Withhold all	FOR election of all 11 director nominees
Proposal 2: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2013	• For • Against • Abstain	FOR
Proposal 3: Advisory resolution approving the compensation of the company's named executive officers as disclosed in the "Compensation Discussion and Analysis" section on page 19 of this proxy statement.	• For • Against • Abstain	FOR

So far as the board of directors is aware, only the above matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting the proxy.

How many votes are needed to approve the proposals, and what is the effect of abstentions?

Proposal 1:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy. Votes may be cast in favor of all nominees, withheld from all nominees or withheld from specifically identified nominees. Votes that are withheld will have the effect of a negative vote, provided that if the number of nominees exceeds the number of directors to be elected, withheld votes will be excluded entirely and will have no effect on the vote. A broker non-vote will have no effect on the outcome of this proposal because the non-votes are not considered in determining the number of votes necessary for approval.

Proposal 2:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the company's independent certified public accountants for fiscal year 2013. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP.

Proposal 3:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Abstentions will have the effect of a negative vote. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation committee or the board of directors. Because we value our stockholders' views, however, the compensation committee and the board of directors will consider the results of this advisory vote when formulating future executive compensation policy. A broker non-vote will have no effect on the outcome of the advisory resolution because the non-votes are not considered in determining the number of votes necessary for approval.

May I revoke my proxy or change my vote?

If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote in accordance with the voting instructions on the Notice of Internet Availability of Proxy Materials in a timely manner; or
- giving written notice of such revocation to the company's corporate secretary prior to or at the Annual Meeting or by voting in person at the Annual Meeting.

If your shares are held in "street name, you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote in person at the Annual Meeting if you obtain a legal proxy from your bank or broker.

Is my vote confidential?

Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

The preliminary voting results will be announced at the Annual Meeting. The final voting results, which are tallied by independent tabulators and certified by independent inspectors, will be published in the company's current report on Form 8-K, which we are required to file with the Securities and Exchange Commission within four business days following the Annual Meeting.

WHAT IS "HOUSEHOLDING"?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of this year's Annual Meeting, you should follow the instructions included in the Notice of Internet Availability of Proxy Materials that was sent to you.

You can also contact Broadridge Financial Solutions at 1-800-542-1061 if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Directors

Properly executed proxies will be voted as marked. Unmarked proxies will be voted in favor of electing the persons named below (each of whom is now a director) as directors to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. If any nominee is no longer a candidate at the time of the meeting (a situation that we do not anticipate), proxies will be voted in favor of remaining nominees and may be voted for substitute nominees designated by the board of directors.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Ellen R. Alemany	56	2011	Chairman and Chief Executive Officer of Citizens Financial Group, Inc., a subsidiary of RBS, and Head of RBS Americas
Gregory D. Brenneman . . .	50	2001	Chairman of CCMP Capital Advisors, LLC, a global private equity firm
Leslie A. Brun.	60	2003	Chairman and Chief Executive Officer of Sarr Group, LLC, an investment holding company
Richard T. Clark	66	2011	Retired Chairman and Chief Executive Officer of Merck & Co., Inc.
Eric C. Fast	63	2007	President and Chief Executive Officer of Crane Co., a manufacturer of industrial products
Linda R. Gooden.	59	2009	Executive Vice President of Lockheed Martin Corporation Information Systems & Global Solutions
R. Glenn Hubbard.	54	2004	Dean of Columbia University's Graduate School of Business
John P. Jones	61	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business
Carlos A. Rodriguez	48	2011	President and Chief Executive Officer of Automatic Data Processing, Inc.
Enrique T. Salem	46	2010	Former Chief Executive Officer of Symantec Corporation, a provider of information security, storage and systems management solutions
Gregory L. Summe.	55	2007	Vice Chairman of The Carlyle Group, a global alternative asset manager

Below are summaries of the principal occupations, business experience, and background of the nominees.



Director since: 2011

Independent

ELLEN R. ALEMANY
Chairman and Chief Executive Officer of Citizens Financial Group, Inc. and Head of RBS Americas

Ms. Alemany has served as head of RBS Americas, the management structure that oversees The Royal Bank of Scotland's businesses in the Americas, since she joined RBS in June 2007. She was named to the additional role of chief executive officer of RBS Citizens Financial Group, Inc., an RBS subsidiary, in March 2008 and was also appointed its chairman in March 2009. Ms. Alemany joined RBS from Citigroup, where she served as the chief executive officer for global transaction services from February 2006 until April 2007. Ms. Alemany joined Citigroup in 1987, and held a number of senior positions during her tenure, including executive vice president for the commercial business group from March 2003 until January 2006, which includes the commercial markets group, the commercial real estate group, and also CitiCapital, where she served as president and chief executive officer from September 2001 until January 2006. Prior to being appointed executive vice president for the commercial business group in 2003, Ms. Alemany also held a number of executive positions in Citigroup's Global Corporate Bank, including customer group executive of North American markets, global industry head of media and communications, U.S. industry head of consumer products, and executive vice president of Citibank and customer group executive for the global relationship bank in Europe, based in London. With over 30 years of management experience in financial services and a proven track record of achievement and leadership, Ms. Alemany brings a wealth of managerial and operational expertise to our board of directors, as well as extensive experience in the issues facing multinational businesses.



Director since: 2001

Independent

GREGORY D. BRENNEMAN
Chairman of CCMP Capital Advisors, LLC

Mr. Brenneman has been chairman of CCMP Capital Advisors, LLC, a global private equity firm, since August 2008. He served as executive chairman of the board of Quiznos, a national quick-service restaurant chain, from August 2008 to July 2010, and as its president and chief executive officer from January 2007 to September 2008. He has been the chairman and chief executive officer of TurnWorks, Inc., a private equity firm, since November 1994. Mr. Brenneman served as chief executive officer and a board member of Burger King Corporation from August 2004 to April 2006 and as chairman of the board of directors from February 2005 to April 2006. He served as president and chief executive officer of PwC Consulting from June 2002, where he led restructuring efforts that successfully culminated in its strategic sale to International Business Machines Corporation in October 2002. In addition, he served as president and a director of Continental Airlines, Inc. from 1996 to 2001. Mr. Brenneman is also a director of The Home Depot, Inc. and the chairman of the board of Francesca's Holdings Corporation. A successful business leader with a proven track record, Mr. Brenneman brings to our board of directors extensive experience in the issues facing public companies and multinational businesses, including expertise in management, accounting, corporate finance and transactional matters. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.



Director since: 2003

Independent

LESLIE A. BRUN
Chairman and Chief Executive Officer of Sarr Group, LLC

Mr. Brun is chairman and chief executive officer of Sarr Group, LLC, an investment holding company that manages Mr. Brun's personal and family investments. He is the founder and was chairman emeritus of Hamilton Lane, a private equity advisory and management firm where he served as chief executive officer and chairman from 1991 until 2005. In addition, Mr. Brun is a managing director and head of investor relations at CCMP Capital Advisors, LLC, a global private equity firm. Mr. Brun also serves as the chairman of the board of directors of Broadridge Financial Solutions, Inc., a director and chairman of the audit committee of Merck & Co., Inc., and a director of NXT Capital. Mr. Brun has extensive financial expertise coupled with a track record of achievement demonstrated by his career at Hamilton Lane, his experience as a managing director and co-founder of the investment banking group of Fidelity Bank, and as a vice president in the corporate finance division of E.F. Hutton & Co. Mr. Brun also brings to our board of directors management expertise and board leadership experience essential to a large public company. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.



Director since: 2011

Independent

RICHARD T. CLARK
Retired Chairman and Chief Executive Officer of Merck & Co., Inc.

Mr. Clark is the retired chairman of the board, chief executive officer, and president of Merck & Co., Inc. Mr. Clark served as chairman of Merck & Co., Inc. from April 2007 until December 2011, as chief executive officer from May 2005 until December 2010, and as president from May 2005 until April 2010. He held a variety of other positions during his 39-year tenure at Merck, including president of the Merck manufacturing division from June 2003 to May 2005, and chairman and chief executive officer of Medco Health Solutions, Inc., from March 2002 to June 2003. Mr. Clark is a director of Corning Incorporated, a global manufacturing company, and serves on the advisory board of American Securities, a private equity firm. With a proven track record of leadership and achievement, Mr. Clark offers our board of directors broad managerial and operational expertise, as well as extensive experience in the issues facing public companies and multinational businesses.



Director since: 2007

Independent

ERIC C. FAST
President and Chief Executive Officer of Crane Co.

Mr. Fast has been president and chief executive officer of Crane Co., a manufacturer of industrial products, since April 2001 and a director of Crane Co. since 1999. Mr. Fast is also a director of National Integrity Life Insurance Company and Regions Financial Corporation. He was a director of Convergys Corporation from 2000 to 2007. Mr. Fast also served as a managing director, co-head of global investment banking, and a member of the management committee of Salomon Smith Barney from 1997 to 1998. Mr. Fast held those same positions at Salomon Brothers Inc. from 1995 until the merger of Salomon Brothers Inc. and Travelers/Smith Barney, and prior to that he was co-head of U.S. corporate finance at Salomon Brothers Inc. from 1991 to 1995. Mr. Fast has extensive financial and transactional experience, demonstrated by his career in investment banking prior to his tenure at Crane Co. With years of demonstrated leadership ability, Mr. Fast contributes significant organizational skills to our board of directors, including expertise in financial, accounting, and transactional matters.



Director since: 2009

Independent

LINDA R. GOODEN

Executive Vice President of Lockheed Martin Corporation Information Systems & Global Solutions

Ms. Gooden has served as executive vice president – information systems & global solutions of Lockheed Martin Corporation since January 2007. She previously served as deputy executive vice president – information & technology services of Lockheed Martin Corporation from October 2006 to December 2006, and president, Lockheed Martin Information Technology from September 1997 to December 2006. Ms. Gooden brings to our board of directors broad managerial and operational expertise, a strong background in information technology, as well as a proven track record of achievement and sound business judgment demonstrated throughout her career with Lockheed Martin Corporation.



Director since: 2004

Independent

R. GLENN HUBBARD

Dean of Columbia University's Graduate School of Business

Mr. Hubbard has been the dean of Columbia University's Graduate School of Business since 2004 and has been the Russell L. Carson professor of finance and economics since 1994. He is also a director of BlackRock Closed-End Funds, KKR Financial Holdings, LLC and MetLife, Inc. and a member of the Panel of Economic Advisors for the Federal Reserve Bank of New York. Mr. Hubbard served as a director of Information Services Group, Inc. from 2006 to 2008, Duke Realty Corporation from 2004 to 2008, Capmark Financial Corporation from 2006 to 2008, Dex Media, Inc. from 2004 to 2006, and R.H. Donnelley Corporation in 2006. Mr. Hubbard was chairman of the President's Council of Economic Advisers from 2001 to 2003. Mr. Hubbard provides our board of directors with substantial knowledge of and expertise in global macroeconomic conditions and economic, tax and regulatory policies, as well as perspective on financial markets. In addition, his directorships at other public companies provide him with broad experience on governance issues facing public companies.



Director since: 2005

Independent

JOHN P. JONES

Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.

Mr. Jones is the retired chairman of the board, chief executive officer, and president of Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business. Mr. Jones served as chairman of Air Products and Chemicals, Inc. from October 2007 until April 2008, as chairman and chief executive officer from September 2006 until October 2007, and as chairman, president, and chief executive officer from December 2000 through September 2006. He is also a director of Sunoco, Inc. With a track record of achievement and sound business judgment demonstrated during his thirty-six year tenure at Air Products and Chemicals, Inc., Mr. Jones brings to the board of directors extensive experience in issues facing public companies and multinational businesses, including organizational management, strategic planning, and corporate governance matters, combined with proven business and financial acumen.



Director since: 2011

Management

CARLOS A. RODRIGUEZ
Chief Executive Officer of Automatic Data Processing, Inc.

Mr. Rodriguez is president and chief executive officer of the company. He served as president and chief operating officer of the company before he was appointed to his current position in November 2011. Having started his career at the company in 1999, Mr. Rodriguez previously served as president of several key businesses, including National Accounts Services, Employer Services International, Small Business Services, and Professional Employer Organization, giving him deep institutional knowledge across the company's business. Mr. Rodriguez is also a director of Hubbell Inc., a manufacturer of electrical and electronic products. Mr. Rodriguez brings a wealth of business acumen and leadership experience to our board of directors, coupled with a proven track record of integrity, achievement, and strategic vision.



Director since: 2010

Independent

ENRIQUE T. SALEM
Former Chief Executive Officer of Symantec Corporation

Mr. Salem was president, chief executive officer and a director of Symantec Corporation, a provider of information security, storage and systems management solutions, from April 2009 until July 2012. Mr. Salem was chief operating officer of Symantec Corporation from January 2008 to April 2009, group president, worldwide sales and marketing from April 2007 to January 2008, group president, consumer products from May 2006 to April 2007, senior vice president, consumer products and solutions from February 2006 to May 2006, senior vice president, security products and solutions from January 2006 to February 2006, and senior vice president, network and gateway security solutions from June 2004 to February 2006. Prior to joining Symantec Corporation, he was president and chief executive officer of Brightmail Incorporated, an anti-spam software company that was acquired by Symantec in 2004. With years of demonstrated managerial ability, Mr. Salem brings to our board of directors extensive leadership experience, including oversight of global operations, as well as a strong background in information technology, data security, compliance, and systems management.



Director since: 2007

Independent

GREGORY L. SUMME
Vice Chairman of The Carlyle Group

Mr. Summe has been vice chairman of global buyout at The Carlyle Group, a global alternative asset manager, since September 2009. Prior to joining The Carlyle Group, Mr. Summe served as the chairman of the board and chief executive officer of PerkinElmer, Inc., a provider of health and safety technology and services, which he led for eleven years from 1998 to April 2009. Mr. Summe joined PerkinElmer in 1998 in the role of president and chief operating officer, and was appointed its chairman of the board and chief executive officer in 1999. He continued to serve as its chief executive officer until 2008, and as the chairman of the board until April 2009. Mr. Summe also served as a senior advisor at Goldman Sachs Capital Partners, a private equity business affiliated with Goldman, Sachs & Co., from 2008 to 2009. Mr. Summe is also a director of State Street Corporation and Freescale Semiconductor. With a proven track record of success as chairman and chief executive officer of a public company with multinational operations, combined with his experience in the private equity and alternative asset management sectors, Mr. Summe brings to the board of directors extensive experience managing sophisticated businesses, insight into organizational and corporate governance issues, as well as financial acumen critical to a public company.

Stockholder Approval Required

At the 2012 Annual Meeting of Stockholders, directors will be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

Corporate Governance

It is our policy that our directors attend the Annual Meetings of Stockholders. Nine directors attended our 2011 Annual Meeting of Stockholders.

During fiscal year 2012, our board of directors held 7 meetings. All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members during the periods that they served on our board of directors.

The board of directors' categorical standards of director independence are consistent with NASDAQ Stock Market ("NASDAQ") listing standards and are available online at: http: //www.adp.com/about-us/corporate-social-responsibility/governance/corporate-governance-principles/standards-of-director-independence.aspx. Directors meeting these standards are considered to be "independent." Ms. Alemany, Ms. Gooden, and Messrs. Brenneman, Brun, Clark, Fast, Hubbard, Jones, Salem, and Summe meet these standards and are, therefore, considered to be independent directors. Mr. Rodriguez does not meet these standards and is, therefore, not considered to be an independent director. Based on the foregoing categorical standards, all current members of the audit, compensation and nominating/corporate governance committees are independent. Mr. Brun, our independent non-executive chairman of the board, is not a member of any of these board committees.

The table below provides membership and meeting information for each of the committees of the board of directors.

	Committee Memberships		
Name	AC	CC	NCGC
Ellen R. Alemany			X
Gregory D. Brenneman	F	C	
Richard T. Clark	X	X	
Eric C. Fast	C, F		
Linda R. Gooden	X		
R. Glenn Hubbard	F	X	
John P. Jones		X	C
Enrique T. Salem			X
Gregory L. Summe		X	X
Number of meetings held in fiscal 2012	7	6	3

AC	Audit Committee	F	Financial Expert
CC	Compensation Committee	C	Committee Chair
NCGC	Nominating / Corporate Governance Committee		

Board Leadership Structure

Our Corporate Governance Principles do not require the separation of the roles of chairman of the board and chief executive officer because the board believes that effective board leadership can depend on the skills and experience of, and personal interaction between, people in leadership roles. Our board of directors is currently led by Mr. Brun, our independent non-executive chairman of the board. Mr. Rodriguez, our chief executive officer, serves as a member of the board of directors. The board of directors believes this leadership structure is in the best interests of the company's stockholders at this time. Separating these positions allows our chief executive officer to focus on developing and implementing the company's business plans and supervising the company's day-to-day business operations and allows our chairman of the board to lead the board of directors in its oversight, advisory, and risk management roles.

Executive Sessions

Executive sessions of the non-management directors are held during each board of directors and committee meeting. Mr. Brun, our independent non-executive chairman of the board, presides at each executive session of the board of directors.

Director Nomination Process

When the board of directors decides to recruit a new member, or when the board of directors considers any director candidates submitted for consideration by our stockholders, it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who are, preferably, senior executives of large companies who have backgrounds directly related to our technologies, markets and/or clients. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable. The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics. In addition, the nominating/corporate governance committee considers a wide range of other factors in determining the composition of our board of directors, including age, diversity of background, diversity of thought and other individual qualities such as professional experience, skills, education, and training.

Nominations of candidates for our board of directors by our stockholders for consideration at our 2013 Annual Stockholder Meeting are subject to the deadlines and other requirements described under "STOCKHOLDER PROPOSALS" on page 64 of this proxy statement.

Retirement Policy

Each director will automatically retire from the board of directors at the company's Annual Meeting of Stockholders following the date he or she turns 72. Management directors who are no longer officers of the company are required to offer to resign from the board of directors.

Audit Committee

The audit committee acts under a written charter, which is available online at http://www.adp.com/about-us/corporate-social-responsibility/governance/audit-committee-charter.aspx. The members of the audit committee satisfy the independence requirements of NASDAQ® listing standards. The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to (i) our systems of internal controls regarding finance, accounting, legal compliance and ethical behavior, (ii) our auditing, accounting and financial reporting processes generally, (iii) our financial statements and other financial information that we provide to our stockholders, the public and others, (iv) our compliance with legal and regulatory requirements, and (v) the performance of our corporate audit department and our independent auditors.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee acts under a written charter, which is available online at http://www.adp.com/about-us/corporate-social-responsibility/governance/nominating-corporate-governance-committee-charter.aspx. The members of the nominating/corporate governance committee satisfy the independence requirements of NASDAQ listing standards. The principal functions of the nominating/corporate governance committee are to (i) identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually, (ii) ensure that the audit, compensation and nominating/corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors, (iii) review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate, (iv) oversee the evaluation of the board of directors and management and recommend to the board of directors senior managers to be elected as new corporate vice presidents of the company, and (v) review our policies and programs that relate to matters of corporate citizenship.

Compensation Committee

The compensation committee acts under a written charter, which is available online at http://www.adp.com/about-us/corporate-social-responsibility/governance/compensation-committee-charter.aspx. The members of the compensation committee satisfy the independence requirements of NASDAQ listing standards. In addition, each member of the compensation committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" as defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The compensation committee may form and delegate authority to subcommittees when appropriate, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of NASDAQ.

The compensation committee sets and administers our executive compensation program. See "COMPENSATION DISCUSSION AND ANALYSIS" on page 19 of this proxy statement.

The compensation committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2012, the compensation committee sought advice from Frederic W. Cook & Co., Inc., an independent compensation consulting firm specializing in executive and director compensation. For further information about Frederic W. Cook & Co., Inc.'s services to the compensation committee, see "COMPENSATION DISCUSSION AND ANALYSIS" under "Compensation Consultant" on page 24 of this proxy statement.

The Board's Role in Risk Oversight

Our board of directors provides oversight with respect to the company's enterprise risk assessment and risk management activities, which are designed to identify, prioritize, assess, monitor and mitigate the various risks confronting the company, including risks that are related to the achievement of the company's operational and financial strategy. The board of directors performs this oversight function periodically as part of its meetings and also through its committees, each of which examines various components of enterprise risk as part of its assigned responsibilities. Management is responsible for implementing and supervising day-to-day risk management processes and reporting to the board of directors and its committees as necessary.

Our audit committee focuses on financial risks, including reviewing with management, the company's internal auditors, and the company's independent auditors the company's major financial risk exposures, the adequacy and effectiveness of accounting and financial controls, and the steps management has taken to monitor and control financial risk exposures. In addition, our audit committee reviews risks related to compliance with applicable laws, regulations, and ethical standards, and also operational risks related to information security and system disruption. Our audit committee regularly receives, reviews and discusses with management presentations and analyses on our aggregate risk exposures, including market, credit, compliance, and operational risks.

Our nominating/corporate governance committee oversees risks associated with board structure and other corporate governance policies and practices, including review and approval of any related-party transactions under our Related Persons Transaction Policy.

Our compensation committee oversees risks related to compensation matters. Our compensation committee considered the risks presented by the company's compensation policies and practices at its meetings in August 2011 and 2012 and believes that our policies and practices of compensating employees do not encourage excessive or unnecessary risk-taking for the following reasons:

- Our incentive plans have diverse performance measures, including company and business unit financial measures, operational measures, and individual goals.
- Our compensation programs balance annual and long-term incentive opportunities.
- We cap incentive plan payouts within a reasonable range.

- The mix of performance-based restricted stock and stock options in our long-term incentive programs serves the best interests of stockholders and the company.
- Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.
- Our compensation recovery policy for new equity awards provides for the clawback of the value of awards in the event an employee engages in conduct contributing to a financial restatement.

Our committees report on risk oversight matters directly to the board of directors on a regular basis.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee, or the non-management directors, individually or as a group, may do so by sending a detailed letter to P.O. Box 34, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to adp_audit_committee@adp.com. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chairperson, the chairman of the board, or the full board of directors, unless, in any case, it is outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors. Communications to the board of directors, the non-management directors, or to any individual director that relate to the company's accounting, internal accounting controls, or auditing matters are referred to the chairperson of the audit committee.

Transactions with Related Persons

We have a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our nominating/corporate governance committee for review, approval or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction.

This policy requires our nominating/corporate governance committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the nominating/corporate governance committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

The wife of Michael L. Capone, our vice president and chief information officer, is employed as an executive of the company and received total cash compensation for fiscal year 2012 in excess of $120,000.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on the company's website at www.adp.com under "Governance" in the "About ADP" section. Our Code of Business Conduct & Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may be found at www.adp.com under "Ethics" in the "About ADP" section. In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Messrs. Brenneman, Clark, Hubbard, Jones, and Summe are the five independent directors who sit on the compensation committee. No compensation committee member has ever been an officer of the company. During fiscal year 2012 and as of the date of this proxy statement, no compensation committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the company's 2008 Omnibus Award Plan under which non-employee directors have received stock option grants and deferred stock units. None of the executive officers of the company have served on the compensation committee or on the board of directors of any entity that employed any of the compensation committee members or directors of the company.

Compensation of Non-Employee Directors

Effective at the time of the 2011 Annual Meeting of Stockholders, the annual retainer for non-employee directors, other than Mr. Brun, the chairman of our board of our board of directors, is $205,000, $125,000 of which is paid in the form of deferred stock units and $80,000 of which may, at the election of each director, be paid in cash, deferred or paid in deferred stock units. The chairman of our board of directors receives an annual retainer of $360,000, $220,000 of which is paid in the form of deferred stock units and $140,000 of which may, at the election of the chairman of our board of directors, be paid in cash, deferred or paid in deferred stock units. The chairperson of the audit committee was paid an additional annual retainer of $15,000 and the chairperson of each of the compensation committee and the nominating/corporate governance committee was paid an additional annual retainer of $10,000. The additional annual retainer may, at the director's election, be paid in cash or in deferred stock units. Meeting fees are not paid in respect of the first seven meetings of the board of directors or of any individual committee. Non-employee directors receive $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended beginning with the eighth meeting of the board of directors or any individual committee, as applicable.

All of our non-employee directors chose to receive the entire elective portion of their annual retainers as deferred stock units except for Mr. Brenneman, who elected to receive the amount of his additional annual retainer in cash. Under our 2008 Omnibus Award Plan a director may specify whether, upon separation from the board, he or she would like to receive the deferred cash amounts in such director's deferred account in a lump sum payment or in a series of substantially equal annual payments over a period ranging from two to ten years.

Pursuant to our 2008 Omnibus Award Plan, each non-employee director is credited with an annual grant of deferred stock units on the date established by the board for the payment of the annual retainer equal in number to the quotient of $125,000 ($220,000 in the case of the chairman of the board of directors) divided by the closing price of a share of our common stock on the date this amount is credited. Deferred stock units are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of deferred stock units in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve-month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal® on the first business day of November of each such twelve-month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their deferred stock units.

Non-employee directors no longer receive annual stock option grants. Prior to our 2010 Annual Meeting of Stockholders, upon initial election to the board of directors, a non-employee director received a grant of options to purchase 5,000 shares of common stock if such director attended a regularly scheduled board of directors meeting prior to the next Annual Meeting of Stockholders. Thereafter, a non-employee director received an annual grant of options to purchase 5,000 shares of common stock. All such options were granted under the 2008 Omnibus Award Plan, have a term of ten years, and were granted at the fair market value of the common stock as determined by the closing price of our common stock on the NASDAQ Global Select Market on the date of the grant.

Options granted to our non-employee directors under the 2008 Omnibus Award Plan are exercisable in four equal installments, with the first twenty-five percent becoming exercisable on the first anniversary of the option's grant date, and the remaining three installments becoming exercisable on each successive anniversary date thereafter. The options vest only while a director is serving in such capacity, unless certain specified events occur, such as death or permanent disability, in which case the options immediately vest and become fully exercisable. In addition, non-employee directors who have been non-employee directors for at least ten years will have all of their options vested upon retirement from the board of directors and will have 36 months to exercise their options. Non-employee directors who have served as non-employee directors for fewer than ten years at the time they retire or otherwise leave the board will not qualify for accelerated vesting, but will have 60 days to exercise their then-vested options. Notwithstanding the foregoing, all options will expire no more than ten years from their date of grant.

Our share ownership guidelines are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Each non-employee director has a minimum shareholding requirement of our common stock equal to five times his or her annual cash retainer.

Non-employee directors elected after August 13, 1997 are not eligible to receive a pension from the company. A non-employee director attaining the age of 70 (who was a director on August 13, 1997) who retires after 20 years of service will receive an annual pension of $25,000 for the remainder of his or her life. If such non-employee director retires after having attained the age of 65 with 15 years of service, he or she will receive an annual pension of $12,500 for the remainder of his or her life.

The following table shows compensation for our non-employee directors for fiscal year 2012.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2012

Name	Fees Earned or Paid in Cash(9)	Stock Awards(10)	Option Awards(11)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(12)	All Other Compensation(13)	Total
(a)	(b)	(c)	(d)	(f)	(g)	(h)
Ellen Alemany(1)	$ 64,000	$100,000	$0	$ 0	$ 0	$164,000
Gregory D. Brenneman(2)	$ 90,000	$125,000	$0	$ 0	$20,000	$235,000
Leslie A. Brun(3)	$140,000	$220,000	$0	$ 0	$15,000	$375,000
Richard T. Clark(4)	$ 93,333	$145,833	$0	$ 0	$ 0	$239,167
Leon G. Cooperman(5)	$ 0	$ 0	$0	$11,839	$ 0	$ 11,839
Eric C. Fast(6)	$ 95,000	$125,000	$0	$ 0	$25,000	$245,000
Linda R. Gooden	$ 80,000	$125,000	$0	$ 0	$ 0	$205,000
R. Glenn Hubbard	$ 80,000	$125,000	$0	$ 0	$ 0	$205,000
John P. Jones(7)	$ 90,000	$125,000	$0	$ 0	$ 0	$215,000
Sharon T. Rowlands(8)	$ 0	$ 0	$0	$ 0	$ 0	$ 0
Enrique T. Salem	$ 80,000	$125,000	$0	$ 0	$ 0	$205,000
Gregory L. Summe	$ 80,000	$125,000	$0	$ 0	$20,000	$225,000

(1) Ms. Alemany became a director on December 14, 2011.

(2) As chairman of the compensation committee, Mr. Brenneman received a $10,000 annual retainer, which is included in fees earned.

(3) Mr. Brun is the non-executive chairman of the board of directors.

(4) Mr. Clark became a director on September 12, 2011.

(5) Mr. Cooperman retired on August 9, 2011.

(6) As chairman of the audit committee, Mr. Fast received a $15,000 annual retainer, which is included in fees earned.

(7) As chairman of the nominating/corporate governance committee, Mr. Jones received a $10,000 annual retainer, which is included in fees earned.

(8) Ms. Rowlands resigned on September 23, 2011.

(9) Represents the following, whether received as cash, deferred or received as deferred stock units: (i) the elective portion of directors' annual retainer, (ii) annual retainers for committee chairpersons and (iii) board and committee attendance fees. See footnote 10 below for additional information about deferred stock units held by directors.

(10) Represents the portion of the annual retainer required to be credited in deferred stock units to a director's annual retainer account. Amounts set forth in the Stock Awards column represent the aggregate grant date fair value for fiscal year 2012 as computed in accordance with FASB® Accounting Standards Codification® Topic 718 ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2012 included in our annual report on Form 10-K for the fiscal year ended June 30, 2012.

The grant date fair value for each deferred stock unit award granted to non-employee directors in fiscal year 2012 (including in respect of elective deferrals of amounts otherwise payable in cash), calculated in accordance with FASB ASC Topic 718, is as follows:

Director	Grant Date	Grant Date Fair Value
Ellen Alemany	12/12/2011	$164,000
Gregory D. Brenneman	11/8/2011	$205,000
Leslie A. Brun	11/8/2011	$360,000
Richard T. Clark	11/8/2011	$239,167
Eric C. Fast	11/8/2011	$220,000
Linda R. Gooden	11/8/2011	$205,000
R. Glenn Hubbard	11/8/2011	$205,000
John P. Jones	11/8/2011	$215,000
Enrique T. Salem	11/8/2011	$205,000
Gregory L. Summe	11/8/2011	$205,000

The aggregate number of outstanding deferred stock units held by each non-employee director at June 30, 2012 is as follows: Ms. Alemany, 3,167; Mr. Brenneman, 20,942; Mr. Brun, 32,949; Mr. Clark, 4,525; Mr. Fast, 16,196; Ms. Gooden, 11,854; Mr. Hubbard, 21,344; Mr. Jones, 20,499; Mr. Salem, 9,825; and Mr. Summe, 15,774. In addition, Mr. Cooperman deferred the right to receive 33,455 shares in connection with stock options that he exercised prior to 2002.

(11) In fiscal year 2012, no stock option awards were granted.

The aggregate number of outstanding stock options held by each non-employee director at June 30, 2012 is as follows: Mr. Brenneman, 25,974; Mr. Brun, 36,948; Mr. Cooperman, 61,641; Mr. Fast, 15,000; Ms. Gooden, 10,000; Mr. Hubbard, 36,948; Mr. Jones, 31,461; Mr. Salem, 5,000; and Mr. Summe, 15,000.

(12) Reflects the aggregate increase in the present value of the pension benefit and actuarial plans. Non-employee directors who joined the board after August 13, 1997 are not eligible to receive this benefit. The present values as of June 30, 2011 are based on the RP-2000 white collar mortality table (projected to 2018) and a 5.4% discount rate. The present values as of June 30, 2012 are based on the RP-2000 white collar mortality table (projected to 2019) and a 3.9% discount rate.

(13) Reflects contributions by the ADP Foundation that match the charitable gifts made by our directors. The ADP foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that calendar year. Amounts in the Director Compensation Table may exceed $20,000 because, while matching charitable contributions are limited to the $20,000 in a calendar year, the Director Compensation Table reflects matching charitable contributions for the fiscal year ended June 30, 2012.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our named executive officers included in the Summary Compensation Table below (we refer to such executive officers as "named executive officers"), (iii) all company directors and executive officers as a group (including the named executive officers) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 31, 2012 and the address of each person named is P.O. Box 34, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent
Ellen Alemany	3,167	*
Steven J. Anenen(2)	181,558	*
Gregory D. Brenneman	20,942	*
Leslie A. Brun	45,199	*
Gary C. Butler(3)	2,510,191	*
Richard T. Clark	4,525	*
Eric C. Fast	26,446	*
Linda R. Gooden	11,854	*
R. Glenn Hubbard	54,542	*
John P. Jones	47,210	*
Regina R. Lee	202,975	*
Christopher R. Reidy	165,999	*
Carlos A. Rodriguez	118,940	*
Enrique T. Salem	12,325	*
Jan Siegmund	83,824	*
Gregory L. Summe	26,024	*
The Vanguard Group, Inc.(4)	24,638,880	5.09%
Directors and executive officers as a group (24 persons, including those directors and executive officers named above)	3,991,596	*

* Indicates less than one percent.

(1) Includes: (i) 410,255 shares that may be acquired upon the exercise of stock options that are exercisable on or prior to October 31, 2012 held by the following directors and executive officers: 87,440 (Mr. Anenen), 10,250 (Mr. Brun), 10,250 (Mr. Fast), 32,198 (Mr. Hubbard), 26,711 (Mr. Jones), 124,250 (Ms. Lee), 107,850 (Mr. Reidy), 43,979 (Mr. Rodriguez), 2,500 (Mr. Salem), 44,236 (Mr. Siegmund), and 10,250 (Mr. Summe); (ii) 2,059,588 shares that may be acquired upon the exercise of stock options held by Mr. Butler as of November 8, 2011, the date of his retirement, all of which are exercisable as of such date, and (iii) 2,851,143 shares subject to stock options held by the directors and executive officers as a group. Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: 3,167 (Ms. Alemany), 20,942 (Mr. Brenneman), 32,949 (Mr. Brun), 4,525 (Mr. Clark), 16,196 (Mr. Fast), 11,854 (Ms. Gooden), 21,344 (Mr. Hubbard), 20,499 (Mr. Jones), 9,825 (Mr. Salem) and 15,774 (Mr. Summe).

(2) Includes 16,946 shares that Mr. Anenen deferred upon exercise of stock options prior to 2002.

(3) The number of shares owned by Mr. Butler is based on information as of November 8, 2011, which is the date of his retirement from the company.

(4) Information is furnished in reliance on the Form 13F of The Vanguard Group, Inc. ("Vanguard") filed on August 13, 2012. The address of The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, PA 19355. Vanguard shares investment power over 692,580 shares with Vanguard Fiduciary Trust Company and also shares investment power over 159,183 shares with Vanguard Investments Australia Ltd. Vanguard has sole investment power over 23,787,117 shares. Vanguard has sole voting authority over 855,866 shares and no voting authority over the 23,783,014 shares.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2012 regarding compensation plans under which the company's equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	18,079,395(1)	$40.58	36,606,184(2)
Equity compensation plans not approved by stockholders(3)	24,693	$34.45	0
Total	18,104,088	$40.57	36,606,184

(1) Includes (i) 1,376,263 shares of restricted stock and 95,464 deferred restricted stock units issuable under our fiscal year 2012 one-year performance-based restricted stock program (which were issued in September 2012), (ii) 157,075 shares issuable upon settlement of deferred stock units held by our directors, (iii) 16,946 shares deferred by Steven J. Anenen upon his exercise of stock options prior to 2002, and (iv) 33,455 shares deferred by Leon G. Cooperman upon his exercise of stock options prior to 2002. The remaining balance consists of outstanding stock options. Weighted average exercise price shown in column (b) of this table does not take into account awards under our performance-based restricted stock program or deferred shares.

(2) Includes 31,588,300 shares available for future issuance under the 2008 Omnibus Award Plan and 5,017,884 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan. Approximately 666,021 shares of common stock were subject to purchase as of June 30, 2012 under the Employees' Savings-Stock Purchase Plan.

(3) Represents the 1989 Non-Employee Director Stock Option Plan. Prior to 2004, the non-employee directors of the company were entitled to participate in the 1989 Non-Employee Director Stock Option Plan pursuant to which options to purchase 12,500 shares of common stock were automatically granted to persons who become non-employee directors. In addition, each non-employee director was granted an additional option to purchase 12,500 shares on the first business day after each fifth anniversary of the date of the initial grant to each such non-employee director, provided that he or she was then still serving in such capacity. All options granted under the 1989 Non-Employee Director Stock Option Plan were granted at the fair market value of the common stock, determined on the basis of the closing price of the common stock in consolidated trading on the date of grant, as reported in The Wall Street Journal. Twenty percent of the options granted under the 1989 Non-Employee Director Stock Option Plan became exercisable on each anniversary of the date such options were granted until all such options were exercisable, provided that options became exercisable only if the director was then still serving in such capacity, unless certain specified events occurred such as the death, disability or retirement of a director, in which case the options immediately vested and became fully exercisable. All options granted under the 1989 Non-Employee Director Stock Option Plan have a term of ten years.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following Compensation Discussion and Analysis, or "CD&A," section of this proxy statement discusses the material elements of our fiscal year 2012 executive compensation programs for the following persons, who are our named executive officers, or "NEOs":

- Carlos A. Rodriguez, our Chief Executive Officer;
- Christopher R. Reidy, our Chief Financial Officer;
- Regina R. Lee, our Division President, Employer Services – National Account Services, Major Account Services, Benefits Services, Canada, and GlobalView;
- Steven J. Anenen, our Division President, Dealer Services;
- Jan Siegmund, our Division President, Employer Services – Added Value Services and Chief Strategy Officer; and
- Gary C. Butler, our former Chief Executive Officer, who retired from the company in November of 2011.

The CD&A also provides an overview of our executive compensation philosophy and explains how the compensation committee of our board of directors arrives at specific compensation decisions involving the NEOs. In addition, the CD&A explains how our executive compensation programs are designed and operate with respect to our NEOs by discussing the following fundamental aspects of our compensation programs:

- compensation principles;
- cash compensation;
- long-term incentive compensation; and
- other compensation components and considerations (including retirement benefits and deferred compensation).

The compensation committee of our board of directors determines the compensation of our chief executive officer and all other executive officers. When making decisions related to officers, including the NEOs (other than our chief executive officer), the committee considers recommendations from the chief executive officer.

Executive Summary

Strong Stockholder Support for our Compensation Programs

At our 2011 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2011 NEOs by a vote of over 93% in favor. In light of this strong support and the company's continued strong performance, the compensation committee retained the basic foundation of our overall compensation program during fiscal year 2012. The company entered into a new employment agreement with Mr. Rodriguez upon his promotion to chief executive officer, which does not include certain provisions that were included in our prior chief executive officer's employment agreement, such as minimum annual long-term incentive award targets, an excise tax gross-up, and a perquisite allowance, and also provides Mr. Rodriguez with lower severance benefits payable in connection with a change in control of the company than would be payable pursuant to our prior chief executive officer's employment agreement. The compensation committee will continue to evaluate the degree to which our compensation programs link pay to performance, and take steps to ensure that the program encourages our executive officers to remain focused on both the short-term and long-term operational and financial goals of the company.

Fiscal Year 2012 Business Highlights

During fiscal year 2012, we achieved solid results that reflect the strength and resilience of our underlying business model despite the challenges posed by the current economic environment. Our focus on product innovation and our investment in sales associate headcount has led to strong growth in new business sales and solid revenue retention across our business segments. Our strong business model, with a high percentage of recurring revenues, excellent margins, the ability to generate consistent, healthy cash flows, strong client retention, and low capital expenditure requirements, has allowed us to continue to return excess cash to our stockholders through continued dividends and share buybacks. In addition, we closed multiple acquisitions that are expected to enhance future organic revenues. The compensation committee considered our strong financial performance in their discussion regarding our incentive plans, and believes that incentive plan payouts are commensurate with our performance.

Our financial performance in fiscal year 2012 impacted the compensation of our executive officers in several ways, most notably our annual cash bonus plan and performance-based restricted stock program. The compensation committee's determination of incentive compensation for all of our executive officers, not just our named executive officers, was based on fiscal year 2012 adjusted earnings per share growth of 9.5% compared to a target of 9% under our cash bonus program for our executive officers, and adjusted revenue growth of 8.3% compared to a target of 8%. For purposes of measuring these performance criteria, we excluded the net impact of a gain resulting from the sale of certain assets completed in the second quarter of fiscal year 2012, and also the net impact of the foregone income from the sold assets through the end of fiscal year 2012. This resulted in a downward adjustment of our fiscal year 2012 earnings per share for purposes of measuring these performance criteria by $0.06 from our reported $2.82 per share to $2.76 per share, which consists of $0.08 per share attributable to the gain, offset by $0.02 per share attributable to the foregone income from the sold assets through the end of fiscal year 2012. In fiscal year 2012, our named executive officers (other than Mr. Butler) received cash bonuses that averaged approximately 118% of target. Our one-year earnings per share growth for fiscal year 2012 resulted in awards to our named executive officers of restricted stock under our performance-based restricted stock program at 100% of target. The tables below illustrate the alignment between company performance and the incentive compensation paid to Mr. Rodriguez for fiscal year 2012:


Company Performance vs. Goals
$2.75 $2.76
$10.7 $10.7
EPS
Revenues
Target ■ Actual


CEO Incentive Compensation
100% 113%
100% 100%
Annual Incentive
PBRS
Target ■ Actual

Good Governance and Best Practices

We are committed to ensuring that our compensation programs reflect principles of good governance. The following practices are key aspects of our programs:

- *Pay for performance:* We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term operational and financial goals of the company and to link executive performance to stockholder value.
- *Annual say-on-pay vote:* Consistent with the stockholders' advisory vote at our fiscal year 2011 stockholder meeting, we determined to hold the advisory say-on-pay vote to approve our named executive officer compensation on an annual basis.
- *Independence of our compensation committee and advisor:* The compensation committee of our board of directors, which is comprised solely of independent directors, utilizes the services of Frederic W. Cook & Co., Inc. ("Cook & Co.") as an independent compensation consultant. Cook & Co. reports solely to the compensation committee, does not perform any other services for the company, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.

- *Clawback policy:* We maintain a compensation recovery, or "clawback" provision in our 2008 Omnibus Award Plan.
- *Stock ownership guidelines:* We maintain stock ownership guidelines to encourage equity ownership by our executive officers. Upon Mr. Rodriguez's promotion to chief executive officer, we increased his stock ownership guideline to six times his base salary. The other named executive officers have a stock ownership guideline of three times base salary.
- *Double trigger on change in control payments:* Our Change in Control Severance Plan for Corporate Officers is based on a "double trigger" in which payments are provided only if termination of employment without cause or with good reason occurs during the 3-year period after a change in control.
- *Limited perquisites:* We provide modest, reasonable perquisites that we believe are consistent with our overall compensation philosophy. We do not provide tax gross-ups related to perquisites or under our change in control provisions.

2012 Proxy Statement

Fiscal Year 2012 Executive Compensation Highlights

For fiscal year 2012, we maintained annual cash bonus targets at current levels and increased the base salary of each named executive officer by an average of 3.6%, except executives who were promoted to new positions with higher levels of responsibility. The design and mix of our performance-based restricted stock ("PBRS") and stock option programs remained unchanged from fiscal year 2011, except that we amended our deferred compensation plan to allow eligible participants the opportunity to defer receipt of earned performance-based restricted stock awards. A summary of fiscal year 2012 compensation for our named executive officers (with the exception of Mr. Butler, who retired from the company in November 2011) is set forth in the following table, and additional detail is presented in the subsequent discussion as well as the tables and narratives that follow this CD&A:

Name	Base Salary[1]	Annual Bonus	PBRS[2]	Stock Options[2]	Total
Mr. Rodriguez	$800,000	$1,452,400	$926,200	$1,673,900	$4,852,500
Mr. Reidy	$560,000	$ 540,300	$602,030	$ 176,200	$1,878,530
Ms. Lee	$500,000	$ 468,800	$555,720	$ 176,200	$1,700,720
Mr. Anenen	$450,000	$ 373,000	$416,790	$ 132,150	$1,371,940
Mr. Siegmund	$415,000	$ 358,500	$347,325	$ 132,150	$1,252,975

1 Mr. Rodriguez's salary is based on his salary after his promotion to chief executive officer in November 2011.

2 Equity amounts are the same grant date fair values as disclosed in the "Summary Compensation Table for Fiscal Year 2012" on page 35 of this proxy statement.

Looking Forward

For fiscal year 2013, earnings per share growth will not be used as a performance measure in determining the annual cash bonuses for executive officers and will be replaced by pre-tax operating income from continuing operations in order to avoid duplication with the continued use of earnings per share as the metric under our performance-based restricted stock plan.

In addition, for the fiscal year 2013 performance-based restricted stock program, the vesting period that applies following the date the stock is granted at the end of the performance period has been extended to 12 months from 6 months.

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

- based on (i) each executive's individual performance, (ii) the performance of such executive's business unit, and (iii) the overall performance of the company;
- closely aligned with the short-term and long-term financial and strategic objectives that build sustainable long-term stockholder value;
- competitive, in order to attract and retain executives critical to our long-term success;
- consistent with high standards of corporate governance and best practices; and
- designed to discourage the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards.

Our compensation programs are designed so that target pay reflects relative levels of responsibility among our key executives. Overall targeted compensation opportunities are generally similar for key executives who have comparable levels of responsibility. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has a base salary range and a total annual cash compensation range, as well as ranges for annual equity grants. Executives are positioned within these ranges based on a variety of factors, most notably their experience and skill set and their performance over time.

We design our performance-based compensation so that actual, realized compensation will vary relative to the target award opportunity based on performance. As such, actual compensation amounts may vary above or below targeted levels depending on performance of a business unit and achievement of individual performance goals. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve excellent results. We also believe that it is important for our executive officers to have an ongoing long-term investment in the company as outlined on page 33 of this proxy statement under "*Stock Ownership Guidelines*."

Growth in revenue and profit are important performance measures in annual cash bonus determinations, and earnings per share growth is used to determine the number of shares earned in a performance period under our performance-based restricted stock program. These performance criteria were chosen for the variable incentive plans because they focus our executive officers on the company's long-term strategic goals of increasing the growth and profitability of our business, which drive stockholder value. The earnings per share measurement we use is diluted earnings per share from continuing operations. As described on page 19 of this proxy statement under "*Fiscal Year 2012 Business Highlights*," we excluded the net impact of the sale of certain assets completed in the second quarter of fiscal year 2012 for purposes of measuring these performance criteria.

Elements of Compensation

The following table summarizes the major elements of our fiscal year 2012 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, pay grade, competitive compensation data and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve individual, business unit and company-wide business goals	Payment based on achievement of target individual, business unit and company-wide business goals
Performance-Based Restricted Stock Awards	To motivate executive officers to achieve certain longer-term goals and create long-term alignment with stockholders	• Awards based on target growth in earnings per share • Shares issued following applicable performance period, subject to an additional vesting period
Stock Options	To align the interests of executive officers with long-term stockholders' interests and ensure that realized compensation occurs only when there is a corresponding increase in stockholder value	• Granted annually based on pay grades and individual performance • Grants vest over four years

Consistent with our pay for performance philosophy, our named executive officers' compensation is structured with a significant portion of their total compensation at risk and paid based on the performance of the company and applicable business unit. Excluding Mr. Butler's fiscal year 2012 compensation, the mix of total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2012 was designed to deliver the following approximate proportions of total compensation to Mr. Rodriguez, our chief executive officer, and the other named executive officers (on average) if company and individual target levels of performance are achieved. Mr. Rodriguez's higher portion of at-risk compensation reflects his greater responsibility for overall company performance.


Pay Mix at Target
56%
27%
17%
42%
25%
33%
CEO
Other NEOs
Long-Term Incentive
Annual Incentive
Base Salary

The mix of Mr. Butler's direct compensation for fiscal year 2012, which was established prior to his retirement, was designed to deliver proportions of total compensation if company and individual target levels of performance were achieved equal to 14% in base salary, 24% in cash bonus, and 62% in long-term incentive awards. In determining this mix of Mr. Butler's compensation for fiscal year 2012, the compensation committee, taking into account the recommendation of Cook & Co., decided to increase Mr. Butler's annual incentive opportunity rather than his base salary to better align Mr. Butler's overall compensation mix with peer practice and to increase the portion of compensation tied to operating results.

Compensation Consultant

The compensation committee has engaged Cook & Co. to provide assistance with the design of our compensation programs, the development of comparative market-based compensation data for the chief executive officer position and the determination of the chief executive officer's target compensation awards. The specific matters on which Cook & Co. provided advice in fiscal year 2012 were the design of executive compensation programs and practices and chief executive officer pay levels. Cook & Co. delivered to our compensation committee in June 2011 the results of a competitive assessment of compensation for use in determining 2012 target compensation for Mr. Butler, and in November 2011 provided a compensation recommendation for Mr. Rodriguez for his promotion to chief executive officer and assisted in the structuring of Mr. Rodriguez's employment agreement. Cook & Co. also examined the mix of proposed performance-based restricted stock awards and stock option grants for our named executive officers in fiscal year 2012 and confirmed that the proposals for the named executive officers appeared reasonable and customary, given the company's size and structure.

As part of its ongoing support to the compensation committee, Cook & Co. also reviews executive compensation disclosures (including this Compensation Discussion and Analysis), reviews and provides comments on changes to the committee's charter, advises on emerging trends and the implications of regulatory and governance developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee's meetings.

Cook & Co. has not provided any services to management.

Compensation Review and Determination

Our annual pay review focuses on base salary, annual cash bonus and long-term equity incentives. In determining the compensation of our named executive officers, we consider the type of business we are in and the nature of our organization. The compensation committee also considers market data provided by their compensation consultant and by management. The compensation committee examines summary compensation sheets detailing the amounts and mix of base salary, cash bonus, and equity grants for each of our named executive officers, which compare the amounts and mix to competitive compensation practices. We generally target base salary, annual cash bonus and long-term equity incentives at the median of competitive compensation levels, but we will set targets above or below the median when warranted in the discretion of the compensation committee. The degree to which target compensation ranges above or below the median competitive rate is primarily based on each executive's skill set and experience relative to market peers. Executives who are new in their roles and therefore less experienced than market peers are typically positioned lower in the range, whereas executives with long tenure in their role may be positioned higher in the range.

We consult different sets of compensation data reflecting the levels and practices of different groups of businesses to determine competitive compensation levels for our chief executive officer and other named executive officers.

Chief Executive Officer. When Mr. Rodriguez was promoted to the company's chief executive officer, the compensation committee adjusted his compensation to reflect his new role and additional responsibilities based on a comparison to Mr. Rodriguez's prior compensation, Mr. Butler's fiscal year 2012 compensation, and market data of chief executive officer compensation. The market data used by the compensation committee in this analysis consisted of the same market data used in benchmarking Mr. Butler's compensation at its June 2011 meeting, and included compensation data from all public companies with annual revenue between $8 billion and $14 billion (99 companies), which we believe is representative of the competitive environment we face with respect to senior executives. Utility companies were excluded because of the regulatory environment in which they operate. The median base salary, median target cash compensation and median target direct compensation (total cash plus long-term incentive compensation) of the comparison companies was $1,100,000, $2,675,000 and $8,068,000, respectively.

For fiscal year 2012, Mr. Rodriguez's base salary was at the 11th percentile, his target cash compensation was at the 19th percentile and his target direct compensation was at the 14th percentile of the compensation of the chief executive officers of the comparison companies. Mr. Butler's base salary was at the 26th percentile, his target cash compensation was at the 41th percentile and his target direct compensation was at the 27th percentile of the compensation of the chief executive officers of the comparison companies.

Other Named Executive Officers. With respect to the total cash and long-term incentive compensation for Messrs. Reidy, Anenen, and Siegmund, and Ms. Lee, management (excluding the named executive officers) provided the compensation committee with competitive compensation market data based on compensation surveys reflecting the pay practices of publicly traded companies. The surveys used were the Towers Perrin® U.S. General Industry Executive Database, the Hewitt Associates® Executive Total Compensation by Industry Survey, the Mercer Human Resources U.S. General Industry Executive Database and, for Mr. Reidy, the Equilar Inc.® Top 25 Database. The companies included for Messrs. Anenen and Siegmund and Ms. Lee were based on a revenue range such that the median company revenue approximates the annual revenue of the business units that the executive officer leads.

Differences in Compensation of Our Named Executive Officers

We carefully designed the pay mix for our chief executive officer to be competitive when measured against the pay packages of other chief executive officers as indicated by the compensation study.

We have found that due to the broad responsibilities and the experience required for the chief executive officer position, compensation for chief executive officers in public companies that are similar in size to ours is significantly higher than those for other named executive officers.

When determining the compensation level for each of our executive officers, the compensation committee reviews each individual compensation element based on the previous year's level, as well as how the proposed level for that individual element would compare to the other executive officers. The aggregate level for each executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, pay grade, competitive compensation practices data and comparison to other company executives.

Our named executive officers received the following annual salary increases in fiscal year 2012:

Named Executive Officer	FY'11 Salary	Increase	FY'12 Salary
Mr. Rodriguez	$ 500,000	60.0%	$ 800,000
Mr. Reidy	$ 543,000	3.1%	$ 560,000
Ms. Lee	$ 475,000	5.3%	$ 500,000
Mr. Anenen	$ 425,000	5.9%	$ 450,000
Mr. Siegmund	$ 385,560	7.6%	$ 415,000
Mr. Butler	$1,000,000	0.0%	$1,000,000

The compensation committee, taking into account the recommendation of Cook & Co., decided to increase Mr. Butler's annual incentive opportunity rather than his base salary to better align Mr. Butler's overall compensation mix with peer practice and to increase the portion of compensation tied to changes in company operating results. Salary increases for the named executive officers, including the 20% salary increase for Mr. Rodriguez in connection with his promotion to chief operating officer, were made effective July 1, 2011, the first day of the 2012 fiscal year. Also, the compensation committee decided to increase Mr. Rodriguez's salary in November 2011 by approximately an additional 33% in connection with his promotion to chief executive officer. Mr. Siegmund's salary was also increased by 7.6% in connection with his promotion, effective July 2011. In determining the amount of such increases, the compensation committee considered the recommendations of Cook & Co. and the increased responsibilities assumed by Mr. Rodriguez as a result of his promotions.

Annual Cash Bonus

Overview

We paid our named executive officers cash bonuses for fiscal year 2012 based on the attainment of individual, business unit and company-wide business goals established at the beginning of the fiscal year.

For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. This target bonus percentage ranges from 70% to 160% of base salary for the named executive officers. We also assign a percentage value to each bonus component of each named executive officer's annual cash bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our named executive officers with a strong incentive to exceed the targets. The maximum bonus payment to our chief executive officer is 200% of his target bonus level. All other named executive officers have a maximum bonus payment of 175% of their respective target bonus levels. There is no minimum payment level.

The compensation committee establishes and approves the annual target bonus objectives and award opportunities for each of our named executive officers. In making these determinations, the compensation committee considers a variety of factors including market data, each officer's relative level of responsibility, and the chief executive officer's recommendations for executives other than himself. Our named executive officers participate in the discussions surrounding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component. Each named executive officer receives a final version of his or her individualized bonus plan after it has been approved by the compensation committee. Except in extraordinary circumstances, bonus plan objectives are not modified during the fiscal year, and no bonus objectives were modified during fiscal year 2012.

The compensation committee reviews the performance of each of our named executive officers relative to his or her annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the compensation committee determines and approves the annual cash bonuses for each of our executive officers.

Named Executive Officers' Fiscal Year 2012 Bonuses

Fiscal year 2012 target bonuses for the named executive officers were the same in percentage terms as in fiscal year 2011, except for Mr. Rodriguez's bonus target, which increased from 80% of base salary to 160%, and Mr. Siegmund's bonus target, which increased from 65% of base salary to 70%, due to their promotions. Following the conclusion of fiscal year 2012, the compensation committee considered the performance of the company, the business units and the individual named executive officers for the 2012 fiscal year against the named executive officers' bonus objectives, assessed which of the individual bonus targets were met, exceeded or not fully achieved and approved cash bonuses as follows:

Named Executive Officer	Target Bonus as % of Base Salary	Target Bonus Amount	Maximum Bonus as % of Target	Actual Bonus Amount	Bonus Amount as % of Target
Mr. Rodriguez	160%	$1,280,000	200%	$1,452,400	113%
Mr. Reidy	80%	$ 448,000	175%	$ 540,300	121%
Ms. Lee	80%	$ 400,000	175%	$ 468,800	117%
Mr. Anenen	70%	$ 315,000	175%	$ 373,000	118%
Mr. Siegmund	70%	$ 291,000	175%	$ 358,500	123%

In addition, we paid Mr. Butler an amount equal to his fiscal year 2012 cash bonus at 100% of his target in connection with his retirement from the company. In determining the amount of this payment, the compensation committee considered Mr. Butler's contribution to the company during fiscal year 2012, including the successful culmination of a multi-year succession planning process.

Fiscal Year 2012 Target Bonus Objectives

Each objective for our named executive officers was satisfied as set forth below:

	Mr. Rodriguez		Mr. Reidy		Ms. Lee		Mr. Anenen		Mr. Siegmund	
Bonus Objectives	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**	**Target Weight**	**Payout as % of Target**
EPS Growth	20.0%	113.3%	15.0%	113.0%	10.0%	113.0%	10.0%	113.0%	10.0%	113.0%
Revenue Growth	20.0%	106.7%	15.0%	107.0%	10.0%	107.0%	10.0%	107.0%	10.0%	107.0%
Corporate Strategy	13.3%	120.0%	15.0%	120.0%	10.0%	120.0%	10.0%	110.0%	10.0%	120.0%
Strategic Acquisitions	6.7%	100.0%	10.0%	100.0%	7.5%	173.3%	7.5%	113.3%	15.0%	100.0%
Product/Innovation	13.3%	120.0%								
Succession & Development	6.7%	100.0%	5.0%	130.0%	5.0%	130.0%	5.0%	140.0%	5.0%	120.0%
Diversity	6.7%	90.0%	5.0%	90.0%	5.0%	90.0%	5.0%	90.0%	5.0%	90.0%
Service Profit Chain	6.7%	100.0%			5.0%	130.0%	5.0%	126.0%		
Leadership			10.0%	100.0%	10.0%	150.0%	10.0%	125.0%	10.0%	130.0%
Return on Equity	6.7%	172.0%	5.0%	172.0%						
Margin Improvement			10.0%	200.0%	7.5%	166.7%	7.5%	200.0%	5.0%	150.0%
Division Financial Performance					30.0%	84.0%	30.0%	105.3%	30.0%	144.7%
Security Initiatives			5.0%	100.0%						
Investor Relations			5.0%	100.0%						

The bonus objectives were designed to reward achievement of goals that are aligned with the key components of our operational and strategic success, the degree to which the named executive officers have responsibility over overall company performance or individual division results, and to provide a set of common objectives that facilitate cooperative engagement. The compensation committee established 9% earnings per share growth as a target bonus objective for each of our named executive officers. This target was established to ensure alignment between the bonus plan and the range of our fiscal year 2012 forecast of 8% to 10% earnings per share growth. For all named executive officers, with the exception of Mr. Rodriguez, 200% of target was to be awarded for earnings per share growth of 13% or greater, and 0% of target was to be awarded for negative earnings per share growth. Mr. Rodriguez's target bonus objectives limited total payout to two times the target, but did not otherwise specify the payout for achieving earnings per share growth higher than 9%.

The compensation committee also established 8% revenue growth as a target bonus objective for each of our named executive officers. This target was established to ensure that management was highly motivated to achieve the range of our fiscal year 2012 forecast of 7% to 9% revenue growth. For the other named executive officers, with the exception of Mr. Rodriguez, 200% of target was to be awarded for revenue growth of 12% or greater, and 0% of target was to be awarded for negative revenue growth. Mr. Rodriguez's target bonus objectives limited total payout to two times the target, but did not otherwise specify the payout for achieving revenue growth higher than target.

The following are the other target bonus objectives for the named executive officers, which are allocated for each named executive officer as set forth in the table above:

Corporate Strategy: Develop new strategies to increase our sales and revenue growth rates for fiscal years 2013 through 2016. Improve market share gains, with emphasis on having a plan to address competitive threats. Successfully integrate recent acquisitions (other than for Ms. Lee). For Messrs. Rodriguez, Reidy and Anenen, accelerate international expansion, especially in Asia. Develop comprehensive strategy to enhance company's brand recognition and awareness (other than for Mr. Anenen). For Mr. Rodriguez, achieve initiatives to drive margin improvements for fiscal year 2013.

Strategic Acquisitions: Achieve 1.0% to 3.0% of plan revenue through strategic core acquisitions with additional focus on market opportunities for potential larger impact acquisitions.

Product/Innovation: Develop and begin to implement a plan to optimize R&D performance. Develop a comprehensive three-year plan to rationalize the overall product portfolio. Successfully launch ADP mobile platform and business intelligence initiative. For Mr. Reidy, this objective is included in his Corporate Strategy objective.

Succession and Executive Development: Achieve the following specified milestones in our succession planning and executive development initiatives:

- Strengthen our leadership pipeline; and
- Foster the success and development of specified executives.

Diversity: Actively engage in diversity strategies and continue improving the representation of female and minority executives.

Service Profit Chain: Improve our service profit chain by enhancing service quality, increasing client satisfaction and retention levels and improving associate turnover levels.

Leadership: Achieve quality leadership accomplishments, successful involvement on the executive committee and, in the case of Mr. Reidy, an effective control environment.

Return on Equity: Achieve target return on equity of 21.8% from continuing operations. Maximum allocation for 22.5% return on equity from continuing operations.

Margin Improvement: Achieve initiatives to drive margin improvement for fiscal year 2013.

Division Financial Performance: Successfully achieve revenue, net operating income, sales and client retention equal to their respective divisions' fiscal year 2012 planned results.

Security Initiatives: Expand protection profile and security delivery capability internationally. Create an effective anti-fraud program that protects client funds globally. Establish a comprehensive global health data privacy and protection program. Implement process, standards and technology to ensure the integrity and security of client's data. Establish a broad protection program for global data center operations.

Investor Relations: Achieve further improvements in investor relations, increased involvement of other executives and increased progress with the international investment community.

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of our stockholders. Long-term incentives are awarded in the form of performance-based restricted stock awards and stock option grants. The compensation committee selected these awards because they ensure that the overall long-term incentive program is closely tied to changes in stockholder value and the degree to which critical operating objectives are attained, and support our talent retention objectives.

Based on a long-term incentive compensation study conducted with the assistance of Cook & Co. in April 2010, we rebalanced the weighting of performance-based restricted stock awards and stock option grants. As a result, for all of our named executive officers except our chief executive officer, we target a long-term incentive compensation mix of 70% performance-based restricted stock awards and 30% stock option grants. Mr. Rodriguez was promoted to chief executive officer in November 2011 after his performance-based restricted stock award was granted in September 2011. Cook & Co. developed a compensation recommendation that included a special, one-time stock option award for fiscal year 2012 in connection with his promotion to chief executive officer to provide an additional one-time incentive to create long-term stockholder value and ensure that his compensation as chief executive officer was appropriately positioned relative to market practice. Options were recommended because of their strong alignment between long-term changes in stockholder value and Mr. Rodriguez's compensation opportunity. In November 2011, the compensation committee approved a special grant of 150,000 stock options in addition to the 40,000 stock options that were already approved for fiscal year 2012 as part of his normal compensation opportunity prior to promotion. As a result, Mr. Rodriguez's long-term incentive mix for fiscal year 2012 had 36% of the value in performance-based restricted stock awards and 64% in stock option grants.

The compensation committee may also from time to time grant discretionary awards of time-based restricted stock to our executive officers. These awards are for special situations and are not considered in the target allocation of total long-term incentive compensation between performance-based restricted stock awards and stock option grants. No such awards were made to our executive officers in fiscal year 2012.

The target long-term incentive mix approved for fiscal year 2012 grants is shown in the following chart:



Long-Term Incentive Mix
64%
36%
30%
70%
CEO
Other NEOs
Stock Options
Performance-Based Restricted Stock

For fiscal year 2013, the compensation committee has approved a long-term incentive mix for the chief executive officer of 60% performance-based restricted stock awards and 40% stock option grants. The compensation committee believes that this incentive mix is appropriate for the chief executive officer because of his greater role in driving long-term stockholder value creation.

As part of our annual market analysis of compensation data, we compare our long-term equity incentive grant values with competitive levels. We establish share grant target amounts or ranges of target amounts for each executive level by setting such target amounts, and the midpoints of such ranges of target amounts, at the market median levels. The compensation committee reviews the share grant targets and target ranges annually to ensure that the resulting awards based on current stock price and option fair value remain generally consistent with our median compensation philosophy.

Prior to the beginning of each fiscal year, we analyze the target performance-based restricted stock award and stock option grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Review and Determination" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

In response to the volatile worldwide economic environment in 2009, the compensation committee established a one-year performance period for our performance-based restricted stock program beginning in fiscal year 2010 to address the challenges in projecting earnings per share growth. As we continued to have difficulty forecasting long-term earnings per share growth as a result of uncertainty in the economic environment, one-year performance-based restricted stock award targets were set in August 2011 for the fiscal year 2012 performance period.

At its August 2011 meeting, the compensation committee approved target awards of one-year performance-based restricted stock for fiscal year 2012 for all named executive officers and the stock option grant for Mr. Butler. It has been historical practice to grant Mr. Butler's stock option awards annually in August 2011. At its January 2012 meeting, the compensation committee approved stock option grants for the other named executive officers for fiscal year 2012. Performance-based restricted stock awards and stock option grants for fiscal year 2012 are summarized in the table below:

Named Executive Officer	Target PBRS Award	Stock Options
Mr. Rodriguez	20,000	190,000
Mr. Reidy	13,000	20,000
Ms. Lee	12,000	20,000
Mr. Anenen	9,000	15,000
Mr. Siegmund	7,500	15,000
Mr. Butler	65,000	200,000

The employment agreements of Messrs. Rodriguez and Reidy affect their long-term incentive compensation. Messrs. Rodriguez and Reidy's employment agreements are summarized in more detail below under "Mr. Rodriguez Employment Agreement" and "Mr. Reidy Employment Agreement," respectively. Mr. Butler's separation agreement, which he entered into in connection with his retirement from the company, governs his long-term incentive compensation granted prior to his retirement. Mr. Butler's separation agreement is summarized in more detail below under "Mr. Butler's Separation Agreement."

Performance-Based Restricted Stock

We use a performance-based restricted stock program to align the compensation of our key executives with long-term company operating performance.

In August 2011 we established that earnings per share growth for fiscal year 2012 of more than 8% would be required to receive the awards at the target level, and the awards would be adjusted upward or downward at the end of the performance period as follows:

Earnings Per Share Growth	Restricted Stock Grant as Percentage of Target
2% or under	0%
>2% to 4%	50%
>4% to 6%	75%
>6% to 8%	85%
>8% to 10%	100%
>10% to 12%	115%
>12% to 14%	125%
Over 14%	150%

Our actual earnings per share growth for fiscal year 2012 was 9.5%, resulting in awards of restricted stock at 100% of target level. These shares of restricted stock were issued in September 2012 and are scheduled to vest fully in March 2013. The program provides that if an executive officer terminates his or her employment with the company prior to the March 2013 vesting date, the unvested restricted stock will be forfeited. However, Mr. Butler's restricted stock will continue to vest pursuant to the terms of his grant in the same manner as would have applied had Mr. Butler continued to be an ADP employee, provided that he does not violate any restrictive covenant as described on page 59 of this proxy statement under "Mr. Butler's Separation Agreement."

Uncertainty in the worldwide economic environment has continued to make projecting earnings per share growth challenging. In response, the compensation committee maintained a one-year performance period for our fiscal year 2013 performance-based restricted stock program. The compensation committee believes that a performance measurement period of a one-year duration is appropriate because it provides an appropriate timeframe for the achievement of performance goals in the context of the specific assumptions regarding economic conditions and company performance made at the time when such performance objectives were established. In further support of our retention objectives, we have extended the vesting period by 6 months for the fiscal year 2013 awards such that any grants of restricted stock earned under this program would not vest fully until September 2014.

Dividends are paid in respect of performance-based restricted stock only after the earned shares of restricted stock are granted and not during the performance period.

Stock Options

We grant stock options to our executive officers (other than our chief executive officer) based upon their pay grades. Stock options granted in April 2008 and thereafter generally vest over four years. The grant level for each pay grade is determined based on our annual review of our long-term incentive compensation program. Our chief executive officer recommends to the compensation committee the number of stock options for our executive officers, other than himself. The compensation committee determined and approved stock option grants for our chief executive officer as part of a review of his entire compensation package based on the guidance of its compensation consultant, Cook & Co. With the exception of Mr. Rodriguez (as described above), the grant levels approved by the compensation committee for fiscal year 2012 were consistent with the grant levels approved for fiscal year 2011. Additional stock option grants may be made to assist us in recruiting, promoting or retaining executive officers.

While the compensation committee can consider a stock option grant at any time for our executive officers, it makes its regularly scheduled stock option grants at its first meeting in the calendar year (except for Mr. Butler, whose stock option grants were approved by the compensation committee at its August meeting each fiscal year). The compensation committee generally sets its calendar of meetings in August of each year and we do not coordinate this meeting date with any regularly scheduled announcement or corporate event.

Time-Based Restricted Stock

The compensation committee may from time to time grant discretionary awards of time-based restricted stock to our executive officers. These discretionary grants assist us in the recruitment, promotion or retention of executive officers. Our named executive officers did not receive any time-based restricted stock grants in fiscal year 2012.

Other Compensation Components and Considerations

In addition to the components discussed above and the opportunity to participate in the same Employees' Savings-Stock Purchase Plan and the same health and welfare benefits available to our U.S. associates generally, we offer our executive officers retirement benefits, deferred compensation, perquisites and change in control protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All executive officers can participate in the Automatic Data Processing, Inc. Retirement and Savings Plan (our 401(k) plan) and are automatically enrolled in the Automatic Data Processing, Inc. Pension Retirement Plan (a tax-qualified, defined benefit, cash balance pension plan). These plans are generally available to all U.S. associates. Executive officers also participate in the Supplemental Officers Retirement Plan, which provides retirement benefits to our executive officers in excess of those generally available under our qualified cash balance pension plan. The Supplemental Officers Retirement Plan enables us to attract and retain experienced senior executive talent necessary to achieve growth by providing for their financial security following their retirement, and provides these executive officers with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Deferred Compensation

All executive officers may defer all or a portion of their annual cash bonuses and/or performance-based restricted stock awards into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives and to provide our executive officers with a tax efficient way to save for retirement. The company does not match deferrals by its named executive officers or otherwise contribute any amounts to the named executive officers' deferred compensation amounts. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

Mr. Rodriguez and the other executive officers are not provided a perquisite allowance. Until his retirement from the company in November of 2011, Mr. Butler received a fixed annual perquisite allowance of $125,000 pursuant to his employment agreement, which he allocated based on his personal needs. Mr. Butler's employment agreement was superseded by the separation agreement entered into at the time of his retirement.

We provide each of our executive officers the use of automobiles leased by the company. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events. Finally, the ADP Foundation makes contributions that match the charitable gifts made by our executive officers up to a maximum of $20,000 per calendar year.

We did not make any tax gross-up payments to our named executive officers in fiscal year 2012, except for payments related to relocation expenses, which are available to all U.S. associates who participate in the company's relocation program.

Change in Control and Severance Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed (i) to retain our executive officers (including the named executive officers) and our staff vice presidents and (ii) to align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. In addition, Messrs. Rodriguez and Reidy each have individual arrangements described on page 53 of this proxy statement under "Potential Payments To Named Executive Officers Upon Termination or Change of Control" in accordance with the terms of their individual employment agreements, which were entered into in November 2011, in the case of Mr. Rodriguez, and August 2006, in the case of Mr. Reidy.

Under our Change in Control Severance Plan for Corporate Officers, our executive officers have separation entitlements that differ from one another. Mr. Rodriguez is entitled to severance equal to approximately one and one-half to two times base salary and bonus upon termination without cause or with good reason, while our other named executive officers are entitled to severance equal to approximately one to one and one-half times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract the individual we believe is best suited for the office. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. He has the greatest individual impact on our success, and he faces the greatest personal risks when the company takes risks. Our Change in Control Severance Plan for Corporate Officers also provides that the vesting of certain unvested equity awards may be accelerated under some termination scenarios.

The severance formulas we use for executive officers are each designed to provide the level of temporary replacement income we feel is appropriate for that office, but the compensation our executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Accounting and Tax Considerations

We consider the accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. Our goal is to make only equity-based awards and grants that we can deduct when determining our taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the component and the stockholder value that management and the compensation committee believe the pay component reinforces.

We try to maximize the tax deductibility of compensation payments to executive officers. Our stockholders have approved our incentive plans that are designed and administered to provide performance-based compensation that is awarded to our executive officers, and therefore not subject to the deduction limits of Section 162(m) of the Internal Revenue Code. The compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee's judgment, such pay would be in the best interests of the company and its stockholders.

Compensation Recovery

Our stock option and restricted stock award agreements pursuant to our 2008 Omnibus Award Plan permit the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain and/or the value of vested restricted stock, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Ownership Guidelines

The compensation committee has established stock ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the stock ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) includes stock owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/or dependent children), or stock owned through our Retirement and Savings Plan.

Under our stock ownership guidelines, Mr. Rodriguez is expected to own an amount of our stock equal in value to six times his base salary and Messrs. Reidy, Anenen and Siegmund and Ms. Lee are expected to own an amount of our stock equal in value to three times their respective base salaries. Executive officers whose ownership levels are below the minimum required levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of restricted stock.

As of the end of fiscal year 2012, all named executive officers met the stock ownership guidelines, with the exception of Mr. Rodriguez. Mr. Rodriguez's target ownership was recently increased in connection with his promotion to chief executive officer.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2012 proxy statement. Based on its review and discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2012 proxy statement.

Compensation Committee
of the Board of Directors

Gregory D. Brenneman, Chairman
Richard T. Clark
R. Glenn Hubbard
John P. Jones
Gregory L. Summe

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes the compensation of our named executive officers for fiscal year 2012.

Summary Compensation Table for Fiscal Year 2012

Name and Principal Position	Year	Salary	Bonus	Stock Awards (3)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Carlos A. Rodriguez(1)...	2012	$ 729,744	$0	$ 926,200	$1,673,900	$1,452,400	$ 636,696	$ 50,482	$5,469,422
President and Chief	2011	$ 500,000	$0	$ 487,200	$ 170,800	$ 573,800	$ 155,660	$ 41,620	$1,929,080
Executive Officer	2010	$ 433,333	$0	$ 703,209	$ 116,450	$ 536,000	$ 226,893	$ 54,194	$2,070,079
Christopher R. Reidy....	2012	$ 560,002	$0	$ 602,030	$ 176,200	$ 540,300	$ 571,293	$ 39,036	$2,488,861
Chief Financial	2011	$ 543,048	$0	$ 527,800	$ 170,800	$ 667,900	$ 196,651	$ 42,378	$2,148,577
Officer	2010	$ 532,400	$0	$ 440,648	$ 137,000	$ 557,900	$ 303,301	$ 42,199	$2,013,448
Regina R. Lee..........	2012	$ 500,004	$	$ 555,720	$ 176,200	$ 468,800	$ 729,497	$ 80,843	$2,511,064
Division President	2011	$ 475,270	$0	$ 487,200	$ 170,800	$ 574,600	$ 206,540	$ 275,757	$2,190,167
	2010	$ 441,667	$0	$ 703,209	$ 116,450	$ 468,900	$ 386,891	$ 97,788	$2,214,905
Steven J. Anenen	2012	$ 450,001	$0	$ 416,790	$ 132,150	$ 373,000	$ 980,380	$ 32,002	$2,384,323
Division President	2011	$ 425,003	$	$ 345,100	$ 128,100	$ 453,300	$ 342,814	$ 41,779	$1,736,095
Jan Siegmund..........	2012	$ 415,001	$0	$ 347,325	$ 132,150	$ 358,500	$ 379,772	$ 32,997	$1,665,745
Division President and Chief Strategy Officer									
Gary C. Butler(2).......	2012	$ 371,800	$0	$3,010,150	$1,398,000	$ 0	$2,584,176	$1,834,523	$9,198,649
Chief Executive	2011	$1,000,000	$0	$2,436,000	$1,274,000	$2,487,000	$1,526,255	$ 181,548	$8,904,803
Officer	2010	$1,000,000	$0	$1,440,580	$1,723,500	$2,020,000	$2,761,828	$ 176,025	$9,121,933

(1) Mr. Rodriguez became chief executive officer on November 8, 2011.

(2) Mr. Butler retired as chief executive officer on November 8, 2011.

(3) Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal years 2012, 2011 and 2010 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2012 included in our annual report on Form 10-K for the fiscal year ended June 30, 2012. The amounts shown in the Stock Awards column reflect the grant date fair value of performance-based restricted stock based upon the probable outcome of the performance condition as of the grant date. The maximum value of the performance-based restricted stock awards granted in fiscal years 2012, 2011, and 2010, respectively, assuming achievement of the highest level of performance are: Mr. Rodriguez, $1,389,300, $730,800, and $381,330; Mr. Reidy, $903,045, $791,700, and $550,810; Ms. Lee, $833,580, $730,800, and $381,330; Mr. Anenen, $625,185 and $517,650; Mr. Siegmund, $520,988; and Mr. Butler, $4,515,225, $3,654,000, and $1,800,725.

(4) Performance-based bonuses paid under the annual cash bonus program are shown in this column. A discussion of our annual cash bonus program may be found in our COMPENSATION DISCUSSION AND ANALYSIS section on page 26 of this proxy statement under "Cash Compensation - *Annual Cash Bonus.*"

(5) Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated the present value as of June 30, 2009 using the RP-2000 white collar mortality table (projected to 2009), a 4.25% interest crediting rate for the pension plan, and a 6.80% discount rate; the present value as of June 30, 2010 is based on the RP-2000 white collar mortality table (projected to 2017), a 3.75% interest crediting rate for the pension plan, and a 5.25% discount rate; the present value as of June 30, 2011 is based on the RP-2000 white collar mortality table (projected to 2018), a 3.90% interest crediting rate for the pension plan, and a 5.40% discount rate; the present value as of June 30, 2012 is based on the RP-2000 white collar mortality table (projected to 2019), a 3.25% interest crediting rate for the pension plan, and a 3.90% discount rate.

(6) Please refer to the "All Other Compensation for Fiscal Year 2012" table on page 37 of this proxy statement for further information.

ALL OTHER COMPENSATION FOR FISCAL YEAR 2012

Name	Other Benefits (1)	Tax Payments (2)	Perquisite Allowance (3)	Matching Charitable Contributions (4)	Separation Payments (5)	Total
Carlos A. Rodriguez	$32,182	$ 0	$ 0	$18,300	$ 0	$ 50,482
Christopher R. Reidy	$30,186	$ 0	$ 0	$ 8,850	$ 0	$ 39,036
Regina R. Lee	$59,545	$20,798	$ 0	$ 500	$ 0	$ 80,843
Steven J. Anenen	$32,002	$ 0	$ 0	$ 0	$ 0	$ 32,002
Jan Siegmund	$27,597	$ 0	$ 0	$ 5,400	$ 0	$ 32,997
Gary C. Butler	$19,366	$ 0	$53,641	$ 0	$1,761,516	$1,834,523

(1) Other Benefits include:

(a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Rodriguez, $18,572; Mr. Reidy, $20,354; Ms. Lee, $14,755; Mr. Anenen, $14,628; Mr. Siegmund, $9,740; and Mr. Butler, $14,916.

(b) Amount paid by the company on behalf of the executives and their spouses who accompanied them in connection with travel sponsored by the company: Mr. Rodriguez, $2,135; Ms. Lee, $4,182; Mr. Anenen, $6,250; and Mr. Siegmund, $6,790.

(c) Relocation expense (available to the company's associates generally): Ms. Lee, $29,403.

(d) Matching contributions to the company's Retirement and Savings Plan (available to the company's associates generally): Mr. Rodriguez, $10,395; Mr. Reidy, $8,925; Ms. Lee, $10,395; Mr. Anenen, $10,395; and Mr. Siegmund, $10,395.

(e) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Mr. Rodriguez, $1,080; Mr. Reidy $907; Ms. Lee, $810; Mr. Anenen, $729; Mr. Siegmund, $672; and Mr. Butler, $450.

(f) The estimated value of medical coverage provided for Mr. Butler's spouse pursuant to the ADP Executive Retiree Medical Plan, which equals approximately $4,000.

(2) Gross-up for relocation expense (available to all participants in the relocation program).

(3) Pursuant to the provisions of his employment agreement, Mr. Butler had an annual perquisite allowance of $125,000. $53,641 reflects the portion of his perquisite allowance that he used in fiscal year 2012 to fully reimburse the company for his personal use of aircraft chartered by the company and the incremental cost to the company of his personal use of aircraft owned by the company. Personal use of the aircraft benefit is valued at the actual incremental cost to the company of providing the benefit to the executive. With respect to the aircraft chartered by the company, the incremental cost is the contracted per-hour cost, including empty aircraft positioning costs, plus any fuel surcharges, additional catering or landing fees, taxes and segment fees. With respect to the aircraft owned by the company, the incremental cost is calculated by multiplying the personal flight time, including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew traveling expenses, including hotels, meals and transportation. Since the aircraft owned by the company is primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries as well as hangar, insurance and management fees.

(4) Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given named executive officer's charitable contributions for that calendar year.

(5) Pursuant to the provisions of his separation agreement, Mr. Butler was paid an amount equal to $1,700,000 in fiscal year 2012, which equals Mr. Butler's fiscal year 2012 bonus at target. Mr. Butler was also allowed to keep the company car leased to him, which had a value of $61,516.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2012

Name	Grant Date	Plan Under Which Grant Was Made	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Maximum	Threshold #	Target #	Maximum #				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Carlos A. Rodriguez	—	Cash Bonus	$0	$1,280,000	$2,560,000							
	9/21/2011	PBRS				0	20,000	30,000				$ 926,200
	1/26/2012	Stock Options								190,000	$55.82	$1,673,900
Christopher R. Reidy	—	Cash Bonus	$0	$ 448,000	$ 784,000							
	9/21/2011	PBRS				0	13,000	19,500				$ 602,030
	1/26/2012	Stock Options								20,000	$55.82	$ 176,200
Regina R. Lee	—	Cash Bonus	$0	$ 400,000	$ 700,000							
	9/21/2011	PBRS				0	12,000	18,000				$ 555,720
	1/26/2012	Stock Options								20,000	$55.82	$ 176,200
Steven J. Anenen	—	Cash Bonus	$0	$ 315,000	$ 551,250							
	9/21/2011	PBRS				0	9,000	13,500				$ 416,790
	1/26/2012	Stock Options								15,000	$55.82	$ 132,150
Jan Siegmund	—	Cash Bonus	$0	$ 291,000	$ 508,000							
	9/21/2011	PBRS				0	7,500	11,250				$ 347,325
	1/26/2012	Stock Options								15,000	$55.82	$ 132,150
Gary C. Butler	—	Cash Bonus	$0	$1,700,000	$3,400,000							
	9/21/2011	PBRS				0	65,000	97,500				$3,010,150
	8/9/2011	Stock Options								200,000	$46.80	$1,398,000

In the foregoing Grants of Plan-Based Awards Table, PBRS refers to our performance-based restricted stock program under our 2008 Omnibus Award Plan. Stock options were also granted under the company's 2008 Omnibus Award Plan.

The grant dates shown in column (b) of the table were determined pursuant FASB ASC Topic 718. We computed the grant date fair value of each restricted stock award and option grant shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2012 included in our annual report on Form 10-K for the fiscal year ended June 30, 2012.

Mr. Rodriguez's Employment Agreement

Mr. Rodriguez entered into an employment agreement with the company on December 14, 2011. Mr. Rodriguez's employment agreement provides for a three year term that begins November 8, 2011 and expires November 7, 2014. The employment agreement provides Mr. Rodriguez with an annual base salary of at least $800,000, and an annual target bonus of at least 160% of the base salary (without any proration for the company's 2012 fiscal year). The actual bonus paid to Mr. Rodriguez will be based upon accomplishment of performance goals established by the compensation committee each year.

Pursuant to the employment agreement, on January 26, 2012, Mr. Rodriguez received a stock option grant of 40,000 shares that was determined by the compensation committee prior to his promotion to chief executive officer as part of his fiscal 2012 long-term incentive compensation, plus an additional special stock option grant of 150,000 shares in recognition of his promotion to chief executive officer. Each stock option grant is scheduled to vest in four equal annual instalments of 25% each, commencing one year after the grant date.

Mr. Rodriguez's employment agreement also contains provisions related to his involuntary termination from the company, which are summarized on page 53 of this proxy statement under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

In addition, Mr. Rodriguez's employment agreement provides that he is entitled to participate in all of the company's pension, 401(k), medical and health, life, accident, disability and other insurance programs, equity plans and other compensation and benefits plans and arrangements that are generally available to other company executives, such as the company's Pension Retirement Plan and Supplemental Officers Retirement Plan, which are described on page 50 of this proxy statement under "Automatic Data Processing, Inc. Pension Retirement Plan" and "Supplemental Officers Retirement Plan."

Mr. Butler's Employment Agreement

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The employment agreement was superseded in its entirety by Mr. Butler's separation agreement entered into in connection with his retirement from the company on November 8, 2011. Mr. Butler's separation agreement is also summarized on page 59 of this proxy statement.

Mr. Butler's employment agreement provided for successive one-year terms beginning on August 31, 2006 unless terminated by the company or by Mr. Butler at least 6 months before the end of the applicable one-year term. The employment agreement also provided Mr. Butler with an annual base salary of at least $850,000, and an annual target bonus of at least $1,200,000. The actual bonus paid to Mr. Butler was based upon his accomplishment of pre-established performance goals established by the compensation committee. In addition, if the performance goals established by the compensation committee under the applicable performance-based restricted stock program were achieved at the 100% target level, the company was obligated to issue Mr. Butler at least 32,000 shares of restricted stock. If the performance goals for any such program were exceeded or were not achieved, the number of shares of restricted stock issued to Mr. Butler was increased or decreased, as appropriate.

Pursuant to the employment agreement, Mr. Butler received a one-time stock option grant of 150,000 shares of common stock on July 1, 2006. In addition, Mr. Butler was entitled to a grant of stock options for a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. Subject to the attainment of any pre-established performance goals established by the compensation committee (in its sole discretion), each such stock option grant was scheduled to vest in five equal annual installments of 20% each for grants prior to April 2008, and in four equal annual installments of 25% each for grants beginning April 2008, in each case commencing one year after the applicable grant date.

Mr. Butler's employment agreement also provided him with a perquisite allowance of $125,000 each fiscal year. In addition, Mr. Butler was entitled to participate in all of the company's then current pension, 401(k), medical and health, life, accident, disability and other insurance programs, stock purchase and other plans and arrangements (including all policies relating to the exercise of stock options following a person's retirement from, or cessation of employment with, the company) that are generally available to other senior executives of the company, such as the company's Pension Retirement Plan and Supplemental Officers Retirement Plan, which are described on page 50 of this proxy statement under "Automatic Data Processing, Inc. Pension Retirement Plan" and "Supplemental Officers Retirement Plan."

Mr. Reidy's Employment Agreement

Mr. Reidy entered into an employment agreement with the company on August 1, 2006 that provides for an annual base salary of at least $500,000, and an annual target bonus of at least $400,000. The actual bonus paid to Mr. Reidy is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Reidy will be increased or decreased, as appropriate. The agreement provides that Mr. Reidy will be granted stock options for a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement commencing in 2008.

Mr. Reidy's employment agreement also contains provisions related to his involuntary termination from the company, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

In addition, Mr. Reidy's employment agreement provides that he is entitled to participate in all other programs that are generally available to other corporate officers, such as the company's Pension Retirement Plan and Supplemental Officers Retirement Plan, which are described on page 50 of this proxy statement under "Automatic Data Processing, Inc. Pension Retirement Plan" and "Supplemental Officers Retirement Plan."

Restricted Stock

We currently grant restricted stock under our 2008 Omnibus Award Plan. Restricted stock awards granted in connection with our performance-based restricted stock program vest 6 months following issuance. For the fiscal year 2013 performance-based restricted stock program, the vesting period that applies following the date the stock is granted at the end of the performance period has been extended to 12 months from 6 months. Other restricted stock awards vest over periods determined by our compensation committee. Holders of shares of restricted stock are entitled to receive dividends paid on their restricted shares.

Beginning in February 2009, restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any gain realized on the award (the fair market value, on the applicable vesting date, of the shares delivered to the participant), if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

We currently grant stock options under our 2008 Omnibus Award Plan with an exercise price equal to our closing stock price on the date of grant, although options outstanding under our 2000 Stock Option Plan have an exercise price equal to the average of the high and the low sales prices of our stock on the day of grant. Stock options have a term of up to ten years from the date of grant. No option may be exercised after the expiration of its ten-year term.

Stock options granted in April 2008 and thereafter generally vest over four years. Options granted prior to April 2008 generally vest over a five-year period, beginning on the second anniversary of the grant date (for all key executives of the company, including the named executive officers other than Mr. Butler, whose options started vesting on the first anniversary of the grant date), or the first anniversary of the grant date (for all other option holders).

Stock options granted under our 2008 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an option holder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with ten years of service (Normal Retirement) or (iii) retired in the previous twelve months on or after age 55 with between five and ten years of service. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2008 Omnibus Award Plan may generally be exercised for up to 60 days following an option holder's termination of employment with the company, provided that:

- option holders who retire on or after Normal Retirement will have 37 months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- option holders who retire on or after age 55 with between five and ten years of service will have twelve months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- option holders who die or become disabled on or after eligibility for Normal Retirement will have 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and
- option holders who were not eligible for Normal Retirement on the date of death or disability will have twelve months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Beginning in February 2009, stock option awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain, if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

	Option Awards					Stock Awards			
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (Exercisable) (2)	Number of Securities Underlying Unexercised Options (Unexercisable) (2)	Option Exercise Price (2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Carlos A. Rodriguez. . .	1/27/2006	2,195		$40.70	1/26/2016				
	1/26/2007	2,634	2,634	$42.94	1/25/2017				
	4/25/2007	18,000	12,000	$44.91	4/24/2017				
	1/31/2008	3,400	6,800	$40.28	1/30/2018				
	2/10/2009	4,250	4,250	$37.58	2/9/2019				
	2/9/2010	8,500	8,500	$40.70	2/8/2020				
	2/8/2011	5,000	15,000	$49.52	2/7/2021				
	1/26/2012		190,000	$55.82	1/25/2022				
	4/25/2007					2,500	$ 139,150		
	4/30/2008					6,000	$ 333,960		
	2/10/2009					8,500	$ 473,110		
	3/3/2010					3,000	$ 166,980		
	9/4/2012					20,000	$ 1,113,200		
Christopher R. Reidy . .	10/2/2006	65,850	16,462	$42.98	10/1/2016				
	1/31/2008	12,000	8,000	$40.28	1/30/2018				
	2/10/2009	15,000	5,000	$37.58	2/9/2019				
	2/9/2010	10,000	10,000	$40.70	2/8/2020				
	2/8/2011	5,000	15,000	$49.52	2/7/2021				
	1/26/2012		20,000	$55.82	1/25/2022				
	4/30/2008					3,000	$ 166,980		
	2/10/2009					5,000	$ 278,300		
	9/4/2012					13,000	$ 723,580		
Regina R. Lee.	5/13/2003	12,072		$31.28	5/12/2013				
	11/11/2003	6,585		$35.74	11/10/2013				
	5/11/2004	12,072		$42.30	5/10/2014				
	1/27/2005	10,975		$39.40	1/26/2015				
	1/27/2006	13,170		$40.70	1/26/2016				
	1/26/2007	14,926	3,731	$42.94	1/25/2017				
	4/25/2007	18,000	12,000	$44.91	4/24/2017				
	1/31/2008	10,200	6,800	$40.28	1/30/2018				
	2/10/2009	12,750	4,250	$37.58	2/9/2019				
	2/9/2010	8,500	8,500	$40.70	2/8/2020				
	2/8/2011	5,000	15,000	$49.52	2/7/2021				
	1/26/2012		20,000	$55.82	1/25/2022				
	4/25/2007					2,500	$ 139,150		
	4/30/2008					6,000	$ 333,960		
	2/10/2009					8,500	$ 473,110		
	3/3/2010					3,000	$ 166,980		
	9/4/2012					12,000	$ 667,920		

	Option Awards					Stock Awards			
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (Exercisable) (2)	Number of Securities Underlying Unexercised Options (Unexercisable) (2)	Option Exercise Price (2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Steven J. Anenen	1/27/2005	18,657		$39.40	1/26/2015				
	1/27/2006	18,657		$40.70	1/26/2016				
	1/26/2007	14,926	3,731	$42.94	1/25/2017				
	1/31/2008	10,200	6,800	$40.28	1/30/2018				
	2/10/2009	12,750	4,250	$37.58	2/9/2019				
	2/9/2010	8,500	8,500	$40.70	2/8/2020				
	2/8/2011	3,750	11,250	$49.52	2/7/2021				
	1/26/2012		15,000	$55.82	1/25/2022				
	4/30/2008					4,000	$ 222,640		
	2/10/2009					6,000	$ 333,960		
	9/4/2012					9,000	$ 500,940		
Jan Siegmund	1/26/2007	10,536	2,634	$42.94	1/25/2017				
	4/25/2007	9,000	6,000	$44.91	4/24/2017				
	1/31/2008	7,200	4,800	$40.28	1/30/2018				
	2/10/2009	9,000	3,000	$37.58	2/9/2019				
	2/9/2010	6,000	6,000	$40.70	2/8/2020				
	2/8/2011	2,500	7,500	$49.52	2/7/2021				
	1/26/2012		15,000	$55.82	1/25/2022				
	4/25/2007					1,250	$ 69,575		
	4/30/2008					4,000	$ 222,640		
	2/10/2009					5,250	$ 292,215		
	9/4/2012					7,500	$ 417,450		
Gary C. Butler	8/11/2003	219,499		$34.45	8/10/2013				
	8/11/2004	98,775		$35.56	8/10/2014				
	8/11/2005	109,750		$40.51	12/8/2014				
	7/1/2006	384,125		$41.50	12/8/2014				
	8/9/2007	200,000		$47.55	12/8/2014				
	8/14/2008	225,000		$45.34	12/8/2014				
	8/13/2009	225,000		$38.74	12/8/2014				
	8/9/2010	200,000		$41.77	12/8/2014				
	8/9/2011	200,000		$46.80	12/8/2014				
	9/4/2012					65,000	$ 3,617,900		

(1) We have included in the table awards under our one-year performance-based restricted stock program for fiscal year 2012. Such awards were formally made September 4, 2012.

(2) The option awards and exercise price of options granted prior to March 30, 2007 have been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007.

(3) Market value based on June 29, 2012 closing price of our common stock of $55.66 per share.

OUTSTANDING EQUITY VESTING SCHEDULE FOR FISCAL YEAR-END 2012

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Carlos A. Rodriguez.	1/27/2006	20% vested on 1/27/2008	4/25/2007	50% vested on 1/1/2011
		20% vested on 1/27/2009		25% vested on 1/1/2012
		20% vested on 1/27/2010		25% vests on 1/1/2013
		20% vested on 1/27/2011	4/30/2008	50% vested on 4/30/2012
		20% vested on 1/27/2012		50% vests on 4/30/2013
	1/26/2007	20% vested on 1/26/2009	2/10/2009	100% vests on 2/10/2014
		20% vested on 1/26/2010	3/3/2010	53% vested on 3/3/2011
		20% vested on 1/26/2011		16% vested on 3/3/2012
		20% vested on 1/26/2012		16% vests on 3/3/2013
		20% vests on 1/26/2013		15% vests on 3/3/2014
	4/25/2007	20% vested on 4/25/2011	9/4/2012	Stock will vest 6 months after grant date.
		40% vested on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vested on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vested on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vested on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
	2/8/2011	25% vested on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
	1/26/2012	25% vests on 1/26/2013		
		25% vests on 1/26/2014		
		25% vests on 1/26/2015		
		25% vests on 1/26/2016		
Christopher R. Reidy	10/2/2006	20% vested on 10/2/2008	4/30/2008	50% vested on 4/30/2012
		20% vested on 10/2/2009		50% vests on 4/30/2013
		20% vested on 10/2/2010	2/10/2009	20% vests 2/10/2013
		20% vested on 10/2/2011		80% vests 2/10/2014
		20% vests on 10/2/2012	9/4/2012	Stock will vest 6 months after grant date.
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vested on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vested on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vested on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	2/8/2011	25% vested on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
	1/26/2012	25% vests on 1/26/2013		
		25% vests on 1/26/2014		
		25% vests on 1/26/2015		
		25% vests on 1/26/2016		
Regina R. Lee.	5/13/2003	20% vested on 5/13/2004	4/25/2007	50% vested on 1/1/2011
		20% vested on 5/13/2005		25% vested on 1/1/2012
		20% vested on 5/13/2006		25% vests on 1/1/2013
		20% vested on 5/13/2007	4/30/2008	50% vested on 4/30/2012
		20% vested on 5/13/2008		50% vests on 4/30/2013
	11/11/2003	20% vested on 11/11/2004	2/10/2009	100% vests on 2/10/2014
		20% vested on 11/11/2005	3/3/2010	53% vested on 3/3/2011
		20% vested on 11/11/2006		16% vested on 3/3/2012
		20% vested on 11/11/2007		16% vests on 3/3/2013
		20% vested on 11/11/2008		15% vests on 3/3/2014
	5/11/2004	20% vested on 5/11/2005	9/4/2012	Stock will vest 6 months after grant date.
		20% vested on 5/11/2006		
		20% vested on 5/11/2007		
		20% vested on 5/11/2008		
		20% vested on 5/11/2009		
	1/27/2005	20% vested on 1/27/2007		
		20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vested on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vested on 1/27/2011		
		20% vested on 1/27/2012		
	1/26/2007	20% vested on 1/26/2009		
		20% vested on 1/26/2010		
		20% vested on 1/26/2011		
		20% vested on 1/26/2012		
		20% vests on 1/26/2013		
	4/25/2007	20% vested on 4/25/2011		
		40% vested on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vested on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vested on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vested on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	2/8/2011	25% vested on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
	1/26/2012	25% vests on 1/26/2013		
		25% vests on 1/26/2014		
		25% vests on 1/26/2015		
		25% vests on 1/26/2016		
Steven J. Anenen	1/27/2005	20% vested on 1/27/2007	4/30/2008	50% vested on 4/30/2012
		20% vested on 1/27/2008		50% vests on 4/30/2013
		20% vested on 1/27/2009	2/10/2009	17% vests 2/10/2013
		20% vested on 1/27/2010		83% vests 2/10/2014
		20% vested on 1/27/2011	9/4/2012	Stock will vest 6 months after grant date.
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vested on 1/27/2010		
		20% vested on 1/27/2011		
		20% vested on 1/27/2012		
	1/26/2007	20% vested on 1/26/2009		
		20% vested on 1/26/2010		
		20% vested on 1/26/2011		
		20% vested on 1/26/2012		
		20% vests on 1/26/2013		
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vested on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vested on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vested on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
	2/8/2011	25% vested on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
	1/26/2012	25% vests on 1/26/2013		
		25% vests on 1/26/2014		
		25% vests on 1/26/2015		
		25% vests on 1/26/2016		
Jan Siegmund	1/26/2007	20% vested on 1/26/2009	4/25/2007	50% vested on 1/1/2011
		20% vested on 1/26/2010		25% vested on 1/1/2012
		20% vested on 1/26/2011		25% vests on 1/1/2013
		20% vested on 1/26/2012	4/30/2008	50% vested on 4/30/2012
	4/25/2007	20% vests on 1/26/2013		50% vests on 4/30/2013
		20% vested on 4/25/2011	2/10/2009	100% vests on 2/10/2014
		40% vested on 4/25/2012	9/4/2012	Stock will vest 6 months after grant date.
		40% vests on 4/25/2013		

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant Date**	**Grant or Award Date**	**Vesting Schedule**
	1/31/2008	20% vested on 1/31/2010		
		20% vested on 1/31/2011		
		20% vested on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vested on 2/10/2010		
		25% vested on 2/10/2011		
		25% vested on 2/10/2012		
		25% vests on 2/10/2013		
	2/9/2010	25% vested on 2/9/2011		
		25% vested on 2/9/2012		
		25% vests on 2/9/2013		
		25% vests on 2/9/2014		
	2/8/2011	25% vested on 2/8/2012		
		25% vests on 2/8/2013		
		25% vests on 2/8/2014		
		25% vests on 2/8/2015		
	1/26/2012	25% vests on 1/26/2013		
		25% vests on 1/26/2014		
		25% vests on 1/26/2015		
		25% vests on 1/26/2016		
Gary C. Butler	8/11/2003	20% vested on 8/11/2005	9/4/2012	Stock will vest 6 months after grant date.
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
	8/11/2004	20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vested on 8/11/2010		
	8/11/2005	20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vested on 8/11/2010		
		20% vested on 8/11/2011		
	7/1/2006	20% vested on 7/1/2007		
		20% vested on 7/1/2008		
		20% vested on 7/1/2009		
		20% vested on 7/1/2010		
		20% vested on 7/1/2011		
	8/9/2007	20% vested on 8/9/2008		
		20% vested on 8/9/2009		
		20% vested on 8/9/2010		
		20% vested on 8/9/2011		
		20% vested on 11/8/2011		
	8/14/2008	25% vested on 8/14/2009		
		25% vested on 8/14/2010		
		25% vested on 8/14/2011		
		25% vested on 11/8/2011		
	8/13/2009	25% vested on 8/13/2010		
		25% vested on 8/13/2011		
		50% vested on 11/8/2011		
	8/9/2010	25% vested on 8/9/2011		
		75% vested on 11/8/2011		
	8/9/2011	100% vested on 11/8/2011		

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL YEAR 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
(a)	(b)	(c)	(d)	(e)
Carlos A. Rodriguez(1)	0	$ 0	25,000	$1,373,455
Christopher R. Reidy(2)	0	$ 0	19,250	$1,058,498
Regina R. Lee(3)	20,028	$ 256,569	25,000	$1,373,455
Steven J. Anenen(4)	46,095	$ 669,383	14,625	$ 805,474
Jan Siegmund(5)	32,925	$ 527,144	13,375	$ 735,811
Gary C. Butler(6)	197,439	$4,574,194	75,000	$3,839,250

(1) Mr. Rodriguez acquired 2,500 shares with a market price of $54.01 on January 1, 2012, 15,000 shares with a market price of $54.87 on March 1, 2012, 1,500 shares with a market price of $54.44 on March 5, 2012, and 6,000 shares with a market price of $55.62 on April 30, 2012, each upon lapse of restrictions.

(2) Mr. Reidy acquired 16,250 shares with a market price of $54.87 on March 1, 2012, and 3,000 shares with a market price of $55.62 on April 30, 2012, each upon lapse of restrictions.

(3) Ms. Lee exercised options to purchase 2,469 shares on August 23, 2011 with an exercise price of $39.64 and a market price of $47.58, 12,072 shares on February 10, 2012 with an exercise price of $45.84 and a market price of $54.02, 5,487 shares on March 9, 2012 with an exercise price of $29.38 and a market price of $54.58. She acquired 2,500 shares with a market price of $54.01 on January 1, 2012, 15,000 shares with a market price of $54.87 on March 1, 2012, 1,500 shares with a market price of $54.44 on March 5, 2012, and 6,000 shares with a market price of $55.62 on April 30, 2012, each upon lapse of restrictions.

(4) Mr. Anenen exercised options to purchase 13,170 shares on August 30, 2011 with an exercise price of $44.96 and a market price of $49.85, and 32,925 shares on February 1, 2012 with a weighted average exercise price of $36.90 and a market price of $55.28. He acquired 10,625 shares with a market price of $54.87 on March 1, 2012, and 4,000 shares with a market price of $55.62 on April 30, 2012, each upon lapse of restrictions.

(5) Mr. Siegmund exercised options to purchase 32,925 shares on February 3, 2012 with a weighted average exercise price of $39.39 and a market price of $55.40. He acquired 1,250 shares with a market price of $54.01 on January 1, 2012, 8,125 shares with a market price of $54.87 on March 1, 2012, and 4,000 shares with a market price of $55.62 on April 30, 2012, each upon lapse of restrictions.

(6) Mr. Butler exercised options to purchase 197,439 shares on February 2, 2012 with a weighted average exercise price of $31.71 and a market price of $54.88. He acquired 75,000 shares with a market price of $51.19 on November 10, 2011 upon lapse of restrictions.

PENSION BENEFITS FOR FISCAL YEAR 2012

Name (a)	Plan Name (b)	Number of Years Credited Service(1) (c)	Present Value of Accumulated Benefit(2)(3)(4) (d)	Payments During Last Fiscal Year (e)
Carlos A. Rodriguez	Automatic Data Processing, Inc. Pension Retirement Plan	11.50	$ 110,881	$ 0
	Supplemental Officers Retirement Plan	9.08	$ 1,108,282	$ 0
Christopher R. Reidy	Automatic Data Processing, Inc. Pension Retirement Plan	4.50	$ 40,445	$ 0
	Supplemental Officers Retirement Plan	5.66	$ 1,319,393	$ 0
Regina R. Lee	Automatic Data Processing, Inc. Pension Retirement Plan	29.50	$ 316,654	$ 0
	Supplemental Officers Retirement Plan	7.58	$ 1,481,596	$ 0
Steven J. Anenen	Automatic Data Processing, Inc. Pension Retirement Plan	35.50	$ 413,158	$ 0
	Supplemental Officers Retirement Plan	13.08	$ 2,493,900	$ 0
Jan Siegmund	Automatic Data Processing, Inc. Pension Retirement Plan	12.50	$ 118,948	$ 0
	Supplemental Officers Retirement Plan	7.58	$ 693,408	$ 0
Gary C. Butler	Automatic Data Processing, Inc. Pension Retirement Plan	35.92	$ 2,541,090	$527,305
	Supplemental Officers Retirement Plan	20.00	$12,589,158	$547,085

(1) Consists of the number of years of service credited as of June 30, 2012 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1 following the completion of 6 months of service.

(2) The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2012 under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the RP-2000 white collar mortality table (projected to 2019) and a 3.90% discount rate. For the Pension Retirement Plan only, we also used a 3.25% interest crediting rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and, at June 30, 2012 are as follows: Mr. Rodriguez, $123,434; Mr. Reidy, $42,911; Ms. Lee, $316,398; Mr. Anenen, $380,144; and Mr. Siegmund, $132,315.

(4) The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined based on retirement at the age of 65 (normal retirement age under these Plans).

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan is a tax-qualified defined benefit plan covering substantially all U.S. employees of the company. Under the Pension Retirement Plan, the company credits participants' notional accounts with annual contributions, which are determined based upon base salary and years of service. The contributions range from 2.1% to 10% of base salary and the accounts earn interest based upon the ten-year U.S. Treasury constant maturity rates. Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the Internal Revenue Service compensation limit in effect for the plan year. A participant must have three years of service to receive any benefit.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan, which is a non-qualified defined benefit plan that pays a lump sum and/or an annuity upon retirement. Eligible participants include the named executive officers and other officers of the company with titles of corporate vice president and above.

On August 14, 2008, our board of directors approved amendments to the Supplemental Officers Retirement Plan. These amendments included changes to the Supplemental Officers Retirement Plan benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009 (we refer to such participants as "non-grandfathered participants," and to all other participants as "grandfathered participants"), as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, our board of directors approved additional amendments effective January 1, 2010 to (1) exclude performance-based restricted stock awards from the definition of final average compensation of grandfathered participants, (2) change the formulas used to compute benefits for grandfathered participants after 2009, (3) provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan and (4) provide that effective after December 31, 2009, our chief executive officer will no longer be able to grant service credit in his discretion to Supplemental Officers Retirement Plan participants who are involuntarily terminated or who receive severance from the company.

All participants must have at least five years of service to receive any benefit under the Supplemental Officers Retirement Plan. After ten years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant as the "vested percentage." The vested percentage is determined using a schedule set forth in the Supplemental Officers Retirement Plan.

Supplemental Officers Retirement Plan benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability or (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75% or 100% joint and survivor annuity with a beneficiary, or a ten year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity, or if elected, a guaranteed payment for 120 months only. Under certain circumstances, annual benefits are subject to reduction for payments from social security, the Pension Retirement Plan and the Retirement and Savings Plan, and any retirement benefits from a former or subsequent employer of the participant.

For grandfathered participants, prior to January 1, 2010, the amount of the annual benefit is determined by taking the average annual compensation of a participant for the five full consecutive calendar years during which he or she received the highest amount of compensation (we refer to such average annual compensation as "final average annual pay"), and then multiplying that amount by a factor of 1.5%, the number of years of service and his or her vested percentage. The maximum annual plan benefit which may be paid to grandfathered participants was limited to 25% of a participant's final average annual pay (which we express as a maximum service period of 16.67 years).

Since January 1, 2010, the following formulas are used to determine the Supplemental Officers Retirement Plan benefits of Messrs. Butler, Reidy, and Anenen and Ms. Lee, who are grandfathered participants:

- Messrs. Reidy and Anenen and Ms. Lee – the product of (i) the participant's final average annual pay, (ii) future service period up to 18.75 years, (ii) 2.4% and (iv) the participant's vested percentage. The annual plan benefit for each of Messrs. Reidy and Anenen and Ms. Lee cannot exceed 45% of the participant's final average annual pay.
- Mr. Butler – the product of (i) Mr. Butler's final average annual pay, (ii) future service period up to 20 years, (iii) 1.95% and (iv) his vested percentage. Mr. Butler's annual plan benefit cannot exceed 39% of his final average annual pay.

A grandfathered participant's benefit under the Supplemental Officers Retirement Plan will not be less than the participant's benefit determined as of December 31, 2009, taking into account the participant's actual vesting service through the date of his or her termination of employment.

Early retirement benefits for grandfathered participants will be calculated using the factors applicable to participants who are not grandfathered participants, except when determining the protected early retirement benefit accrued as of December 31, 2009.

For grandfathered participants compensation covered under the Supplemental Officers Retirement Plan includes base salary and bonus amounts (paid or deferred) and, for periods before January 1, 2010, compensation realized from restricted stock vesting during the fiscal year. A grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 5/12 of 1% per month for each full month by which the participant's benefit commencement precedes the participant's 65th birthday.

For non-grandfathered participants (Messrs. Rodriguez and Siegmund), the amount of the annual benefit is determined by taking such participant's final average annual pay, and then multiplying that amount by a factor of 2%, the number of years of service (up to 20 years), and his or her vested percentage. For non-grandfathered participants with more than 20 years of service only, added to that first amount will be an amount equal to such participant's final average annual pay, multiplied by 1%, up to five additional years of service, and his or her vested percentage. Final average annual pay for non-grandfathered participants will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit which may be paid to non-grandfathered participants will be limited to 45% of a participant's final average annual pay. A non-grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday. Non-grandfathered participants cannot receive a benefit less than the benefit they had accrued on December 31, 2008 under the formula applicable to grandfathered participants.

If any participant within 24 months after his or her employment terminates violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the Supplemental Officers Retirement Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2012

Name (a)	Executive Contributions in 2012(1) (b)	Aggregate Earnings in 2012(2) (d)	Aggregate Withdrawals/ Distributions in 2012(2) (e)	Aggregate Balance at June 30, 2012(3) (f)
Carlos A. Rodriguez	$ 0	$ 16,088	$ 0	$ 419,006
Christopher R. Reidy	$ 0	$ 0	$ 0	$ 0
Regina R. Lee	$ 0	$ 0	$ 0	$ 0
Steven J. Anenen	$ 226,650	$ 69,664	$ 0	$1,468,040
Jan Siegmund	$ 124,470	$ 47,586	$ 0	$ 713,177
Gary C. Butler	$2,487,000	$237,450	$(1,105,434)	$9,961,739

(1) The amounts listed in column (b) reflect 50%, 30% and 100% of the annual bonuses for fiscal year 2011 that were payable in fiscal year 2012, but which were deferred by Messrs. Anenen, Siegmund and Butler, respectively; the amounts for Messrs. Anenen and Butler were reported as compensation in the Summary Compensation Table for fiscal year 2011. In addition, 50% and 30% of the annual bonuses earned for fiscal year 2012 by Messrs. Anenen ($186,500) and Siegmund ($107,550) that were paid in August 2012 were also deferred by Messrs. Anenen and Siegmund; these amounts were reported as compensation in the Summary Compensation Table for fiscal year 2012. As the amounts in respect of the fiscal year 2012 bonuses were not deferred until after we concluded fiscal year 2012, such amounts are not included in columns (b) and (f).

(2) The earnings amounts are not reported as compensation in fiscal year 2012 in the Summary Compensation Table.

(3) The following amounts were previously reported as compensation in the Summary Compensation Table for previous years: Mr. Anenen, $226,650; and Mr. Butler, $10,137,000.

Deferred Compensation Plan

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the named executive officers) can defer all or a portion of their annual cash bonuses and/or performance-based restricted stock into a deferred compensation account. They can choose two investment options for their cash bonus deferrals: a fixed income fund or a fund designed to track the performance of the Standard & Poor's® index of 500 leading U.S. companies. The fixed fund rate is adjusted each fiscal year. For fiscal year 2012, the fixed fund rate was 2.25%. The company does not match deferrals by its named executive officers or otherwise contribute any amounts to the named executive officers' deferred compensation accounts.

The program does not allow changes to the investment fund choice once the annual deferral is made to the account. Each participant has the option of making a one-time election changing the timing and/or the form of distributions from his or her account. Any such change is required to comply with the "redeferral rules" in effect under Section 409A of the Internal Revenue Code and may only be used to delay the timing and/or change the number of payments to be received.

Participants may elect to receive payments of their deferred funds either in a lump sum payment or in installments. However, in the event of death, disability or termination of employment prior to age 65 or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant's election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OR CHANGE IN CONTROL

Change in Control Severance Plan for Corporate Officers

We maintain the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers, which provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates under certain circumstances after a change in control of the company. All named executive officers of the company participate in the change in control plan. As of June 30, 2012, there were 28 eligible participants in the change in control plan.

The change in control plan provides that:

- Participants who are involuntarily terminated by the company without cause or who leave for good reason during the two-year period following the occurrence of a change in control will receive:
    - A lump sum payment equal to 150% of such participant's current total annual compensation;
    - Full vesting of his or her stock options;
    - Full vesting of restricted shares issued under the time-based restricted stock program, to the extent such vesting restrictions would otherwise have lapsed within two years after the date of termination; and
    - The number of restricted shares the participant would have been entitled to receive under the then ongoing performance-based restricted stock programs had the performance goals been achieved at 100% target rate.
- Participants who are involuntarily terminated by the company without cause or who leave for good reason during the third year following the occurrence of a change in control will receive:
    - A lump sum payment equal to 100% of such participant's current total annual compensation;
    - Full vesting of his or her stock options, to the extent that such options would have otherwise vested within one year after the date of termination; and
    - Full vesting of restricted shares issued under the time-based restricted stock program, to the extent such vesting restrictions would otherwise have lapsed within one year after the date of termination.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates.

The change in control plan defines "good reason" as the occurrence of any of the following events after a change in control without the participant's written consent:

- material diminution in the value and importance of a participant's position, duties, responsibilities or authority as of the date immediately prior to the change in control; or
- a reduction in a participant's aggregate compensation or benefits; or
- a failure of any successor of the company to assume in writing the obligations under the change in control plan.

The change in control plan defines "cause" as:

- gross negligence or willful misconduct by a participant, which is materially injurious to the company, monetarily or otherwise;
- misappropriation or fraud with regard to the company or its assets; or
- conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the company.

The change in control payments due to Messrs. Reidy, Anenen, and Siegmund and Ms. Lee are payable solely pursuant to the terms of the change in control plan. However, Mr. Rodriguez is entitled to receive the greater of the benefits and payments provided under the change in control plan and/or his employment agreement entered into on December 14, 2011. Certain terms of Mr. Rodriguez's employment agreement are summarized on page 39 of this proxy statement.

A "change in control" will have occurred under the change in control plan if:

- any "person" (as defined in Section 3(a)(9) of the Exchange Act), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then outstanding securities;
- there occurs a merger, consolidation or other business combination of the company (a "transaction"), other than a transaction immediately following which the stockholders of the company, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the transaction; or
- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the transaction.

If instructed by a participant, the company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code.

Employment Agreement with Mr. Rodriguez

Mr. Rodriguez entered into an employment agreement with the company on December 14, 2011. The employment agreement provides that the company's obligation to make payments to Mr. Rodriguez will cease on the date he is terminated for cause, *i.e.*, if he has:

- been convicted of or pled nolo contendere to a criminal act for which the punishment under applicable law may be imprisonment for more than one year;
- willfully or recklessly failed or refused to perform his material obligations as president and chief executive officer;
- committed any act or omission of gross negligence in the performance of his material duties under the employment agreement;
- committed any act of willful or reckless misconduct,
- violated any of his restrictive covenants; or
- violated either the company's code of business conduct and ethics, or the company's code of ethics for principal executive officer and senior financial officers.

If Mr. Rodriguez's employment is terminated for any reason other than for cause (as described above), and other than due to death or permanent or serious disability or his resignation from the company for any reason, Mr. Rodriguez will receive (subject to his delivery of an irrevocable release of claims against the company):

- an amount (in addition to any previously accrued but unpaid amounts) equal to 2.6 times his annual salary for the fiscal year of termination, payable in monthly installments over 12 months; and
- a bonus for the fiscal year of termination that he would have otherwise received if his employment had not been terminated, based upon his (and to the extent applicable, the company's) actual full-year performance, as determined by the compensation committee, prorated to reflect the portion of the fiscal year worked through the date of termination.

If Mr. Rodriguez dies or becomes permanently and seriously disabled, either physically or mentally, so that he is absent from his office due to such disability and otherwise unable substantially to perform his services under the employment agreement, the company may terminate his employment. Under such circumstances, the company will continue to pay Mr. Rodriguez's full compensation up to and including the effective date of his termination upon his death or for disability.

If Mr. Rodriguez elects to voluntarily resign from the company for any reason, the company will continue to pay Mr. Rodriguez's full compensation up to the date his employment ends.

Mr. Rodriguez's employment agreement provides that he will continue to participate in the change in control plan described above. Following a change in control of ADP, as defined under the plan, and a subsequent termination of Mr. Rodriguez's employment by the company without cause, or by Mr. Rodriguez for good reason, Mr. Rodriguez will be entitled to the greater of the benefits and payments under the change in control plan (based on a severance benefit multiple of 200%, reduced to 150% if the termination occurs during the third year after the change in control) and his employment agreement.

Employment Agreement with Mr. Reidy

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. The agreement provides that if Mr. Reidy is involuntarily terminated from the company within the first three years of his employment, he will receive two years of base salary, bonus and restricted stock. After the third year of his employment, Mr. Reidy will be entitled to separation pay equal to one year of base salary, bonus and restricted stock.

Health Coverage

Certain executives, including named executive officers, who terminate employment with the company after they have attained age 55 and been credited with ten years of service are eligible to participate in our executive retiree medical plan.

Termination and Change in Control Tables

The following tables set forth the payments that each of our named executive officers who were serving as executive officers as of June 30, 2012 would have received under various termination scenarios on June 30, 2012. With regard to the payments on a change in control, the amounts detailed below presume that each named executive officer's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2012.

Potential Payments upon Termination or Change in Control for Carlos A. Rodriguez

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$3,168,000(1)	$ 0	$ 0	$3,532,400(2)	$ 0
Stock Options(3)	$ 563,188	$ 563,188	$ 563,188	$ 0	$ 0
Restricted Stock(4)	$2,226,400	$1,113,200	$1,113,200	$ 0	$ 0
Supplemental Officers Retirement Plan(5)	$1,117,516	$ 541,154	$3,205,638	$1,117,516	$1,117,516
Deferred Compensation(6)	$ 419,006	$ 419,006	$ 419,006	$ 419,006	$ 419,006
Total	$7,494,110	$2,636,548	$5,301,032	$5,068,922	$1,536,522

(1) Represents payment of two times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($800,000) and (ii) average annual bonus for the two most recently completed calendar years ($784,000).

(2) Represents an amount equal to 2.6 times annual salary ($800,000) and actual annual bonus ($1,452,400).

(3) Assumes all unvested options immediately vested and were exercised on June 29, 2012 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $55.66 per share.

(4) Amount in the Termination Following Change in Control column includes $1,113,200 attributable to the vesting of time-based restricted stock and $1,113,200 attributable to the one-year performance-based restricted stock program for fiscal year 2012, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2012 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.

(5) Represents present value of the benefit as of June 30, 2012 using the RP-2000 white collar mortality table (projected to 2019) and a 3.90% discount rate.

(6) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2012. The deferred compensation account is funded entirely by Mr. Rodriguez's bonus deferrals; thus, Mr. Rodriguez is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

Potential Payments upon Termination or Change in Control for Christopher R. Reidy

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,752,753(1)	$ 0	$ 0	$1,008,002(2)	$ 0
Stock Options(3)	$ 664,043	$ 664,043	$ 664,043	$ 0	$ 0
Restricted Stock(4)	$1,168,860	$ 723,580	$ 723,580	$ 723,580	$ 0
Supplemental Officers Retirement Plan(5)	$ 829,586	$ 401,026	$2,479,324	$ 829,586	$829,586
Total	$4,415,242	$1,788,649	$3,866,947	$2,561,168	$829,586

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($560,002) and (ii) average annual bonus for the two most recently completed calendar years ($608,500).

(2) Represents payment of an amount equal to annual salary of $560,002 and target annual bonus of $448,000.

(3) Assumes all unvested options immediately vested and were exercised on June 29, 2012 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $55.66 per share.

(4) Amount in the Termination Following Change in Control column includes $445,280 attributable to the vesting of time-based restricted stock and $723,580 attributable to the fiscal year 2012 one-year performance-based restricted stock program, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the 2012 one-year performance-based restricted stock program, assuming performance goals will be achieved at 100% target rate. Pursuant to Mr. Reidy's employment agreement, the amount for the Involuntary Termination Without Cause column reflects a payment equal to the value of the shares underlying Mr. Reidy's one-year performance-based restricted stock award for fiscal year 2012.

(5) Represents present value of the benefit as of June 30, 2012 using the RP-2000 white collar mortality table (projected to 2019) and a 3.90% discount rate.

Potential Payments upon Termination or Change in Control for Regina R. Lee

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,532,594	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 577,142	$ 577,142	$ 577,142	$ 0	$ 0
Restricted Stock(3)	$1,781,120	$ 667,920	$ 667,920	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$1,227,872	$ 551,462	$2,744,482	$1,227,872	$1,227,872
Health Coverage(5)	$ 180,000	$ 0	$ 180,000	$ 180,000	$ 180,000
Total	$5,298,728	$1,796,524	$4,169,544	$1,407,872	$1,407,872

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($500,004) and (ii) average annual bonus for the two most recently completed calendar years ($521,725).

(2) Assumes all unvested options immediately vested and were exercised on June 29, 2012 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $55.66 per share.

(3) Amount in the Termination Following Change in Control column includes $1,113,200 attributable to the vesting of time-based restricted stock and $667,920 attributable to the one-year performance-based restricted stock program for fiscal year 2012, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2012 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.

(4) Represents present value of the benefit as of June 30, 2012 using the RP-2000 white collar mortality table (projected to 2019) and a 3.90% discount rate.

(5) Represents the present value of Ms. Lee's health coverage under our retiree medical plan using a discount rate of 3.76% and a medical inflation rate beginning at 7.58% for 2012-2013 and ultimately settling at 4.50% by 2028.

Potential Payments upon Termination or Change in Control for Stephen J. Anenen

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,290,714	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 425,117	$ 425,117	$ 425,117	$ 0	$ 0
Restricted Stock(3)	$1,057,540	$ 500,940	$ 500,940	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$2,768,190	$1,338,404	$3,607,926	$2,768,190	$2,768,190
Health Coverage(5)	115,000	0	115,000	115,000	115,000
Deferred Compensation(6)	$1,468,040	$1,468,040	$1,468,040	$1,468,040	$1,468,040
Total	$7,124,602	$3,732,501	$6,117,023	$4,351,230	$4,351,230

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($450,001) and (ii) average annual bonus for the two most recently completed calendar years ($410,475).

(2) Assumes all unvested options immediately vested and were exercised on June 29, 2012 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $55.66 per share.

(3) Amount in the Termination Following Change in Control column includes $556,600 attributable to the vesting of time-based restricted stock and $500,940 attributable to the one-year performance-based restricted stock program for fiscal year 2012, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2012 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.

(4) Represents present value of the benefit as of June 30, 2012 using the RP-2000 white collar mortality table (projected to 2019) and a 3.90% discount rate.

(5) Represents the present value of Mr. Anenen's health coverage under our retiree medical plan using a discount rate of 3.76% and a medical inflation rate beginning at 7.58% for 2012-2013 and ultimately settling at 4.50% by 2028.

(6) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2012. The deferred compensation account is funded entirely by Mr. Anenen's bonus deferrals; thus, Mr. Anenen is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

Potential Payments upon Termination or Change in Control for Jan Siegmund

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,199,777	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 361,878	$ 361,878	$ 361,878	$ 0	$ 0
Restricted Stock(3)	$1,001,880	$ 417,450	$ 417,450	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 583,497	$ 282,550	$1,996,795	$ 583,497	$ 583,497
Deferred Compensation(5)	$ 713,177	$ 713,177	$ 713,177	$ 713,177	$ 713,177
Total	$3,860,209	$1,775,055	$3,489,300	$1,296,674	$1,296,674

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($415,001) and (ii) average annual bonus for the two most recently completed calendar years ($384,850).

(2) Assumes all unvested options immediately vested and were exercised on June 29, 2012 when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $55.66 per share.

(3) Amount in the Termination Following Change in Control column includes $584,430 attributable to the vesting of time-based restricted stock and $417,450 attributable to the one-year performance-based restricted stock program for fiscal year 2012, and assumes that performance goals of this program will be achieved at 100% target rate. Amounts in Death and Disability columns are attributable to the fiscal year 2012 one-year performance-based restricted stock program and assume that performance goals will be achieved at 100% target rate.

(4) Represents present value of the benefit as of June 30, 2012 using the RP-2000 white collar mortality table (projected to 2019) and a 3.90% discount rate.

(5) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2012. The deferred compensation account is funded entirely by Mr. Siegmund's bonus deferrals; thus, Mr. Siegmund is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to any of the above termination events.

Mr. Butler's Separation Agreement

Mr. Butler retired from the company on November 8, 2011. In connection with his retirement, Mr. Butler entered into a separation agreement with the company on November 14, 2011.

The separation agreement provides Mr. Butler with the same retirement benefits to which he was entitled pursuant to the terms of his employment agreement, in exchange for a general release of claims by Mr. Butler. These benefits include the following:

- all of the restricted stock then held by Mr. Butler will continue to be retained by him, and the restrictions thereon will continue to lapse in the same manner as would have been the case had he continued to be an employee of the company. As of November 8, 2011, Mr. Butler held 75,000 shares of restricted stock, which had a value of $3,963,750 based on the closing price of a share of common stock of the company on the NASDAQ Global Select Market on November 8, 2011;
- Mr. Butler was allowed to continue to participate in the one-year performance-based restricted stock program for fiscal year 2012 in the same manner as would have been the case had he continued to be an employee of the company, and to receive the number of shares of restricted stock as he would have been entitled to receive had he continued to be an ADP employee, the restrictions on which will continue to lapse in the same manner as would have been the case had he continued to be an employee of the company. Such restricted stock had a value of $3,435,250 based on the closing price of a share of common stock of the company on the NASDAQ Global Select Market on November 8, 2011;
- all of Mr. Butler's outstanding unvested stock options vested on his retirement date, and must be exercised within 37 months of November 8, 2011, or before the original expiration date of the stock options, if earlier. The excess of the closing price of a share of common stock of the company on the NASDAQ Global Select Market on November 8, 2011 over the exercise price of these stock options was $4,881,813;
- the company will provide Mr. Butler with office space and secretarial support as required pursuant to his employment agreement until his 72nd birthday, subject to the company's reasonable prior approval, which office will not, in any event, be located in any company facility (the estimated value of these benefits, assuming Mr. Butler would use these benefits for approximately 7 years, which is the period between November 8, 2011 and October 31, 2018, when Mr. Butler will be age 72, is $526,591; however, Mr. Butler has not yet requested that the Company commence providing such services to him);
- Mr. Butler was allowed to keep his company car (which had a value of $61,516); and
- Mr. Butler will be allowed, until his 72nd birthday, to use the company travel group to make his personal travel arrangements using his own funds.

In addition, the separation agreement allows Mr. Butler's spouse to enroll in the company's executive retiree medical plan, and required the company to:

- pay Mr. Butler for his accrued and unused vacation as of November 8, 2011;
- reimburse Mr. Butler for outstanding expenses incurred through November 14, 2011, in accordance with the company's existing policy; and
- pay Mr. Butler the amount of $1,700,000, which equals his fiscal year 2012 bonus at 100% of target.

Mr. Butler will receive his accrued benefits under the company's Supplemental Officers Retirement Plan pursuant to the terms of the plan. The present value of his accrued benefit as of November 8, 2011 is $13,238,532. Mr. Butler will be entitled to a distribution of his nonqualified deferred compensation balance, which represents the value of compensation that Mr. Butler had previously earned by elected to defer to a later date, in accordance with the terms of the company's deferred compensation plan and his previous deferral elections. The aggregate value of his deferred compensation balance as of November 8, 2011 was $10,904,520. The deferred compensation account is funded entirely by Mr. Butler's bonus deferrals; thus, he is fully vested in his contributions to his deferred compensation account, and no incremental value is attributable to his termination of employment.

The separation agreement also provides that Mr. Butler is subject to the following restrictive covenants, the violation of which will result in forfeiture and a requirement to return to the company the $1,700,000 payment described above and any performance based restricted stock awarded to him for fiscal year 2012:

- Mr. Butler is bound by confidentiality, non-disclosure, and non-disparagement obligations; and
- Mr. Butler is bound by non-competition, non-solicitation and non-hire obligations until November 8, 2013.

In addition, Mr. Butler is bound by non-competition restrictions applicable to any agreements executed by him in connection with his prior grants of stock options and restricted stock, which will not terminate until 24 months after November 8, 2011.

AUDIT COMMITTEE REPORT

The audit committee oversees the financial management of the company, the company's independent auditors and financial reporting procedures of the company on behalf of the board of directors. In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for fiscal year 2012, which is responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles in accordance with standards of the Public Company Accounting Oversight Board.

During the course of fiscal year 2012, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2012 related to its audit of the consolidated financial statements and financial statement schedule, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2013.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380) and the SEC Rule 207. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP the firm's independence, including the matters in those written disclosures. The committee also considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services, is compatible with Deloitte & Touche LLP's independence. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

In addition, the committee discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2012. In addition, the committee appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2013, subject to the ratification by the stockholders at the 2012 Annual Meeting of Stockholders.

Audit Committee
of the Board of Directors

Eric C. Fast, Chairman
Gregory D. Brenneman
Richard T. Clark
Linda R. Gooden
R. Glenn Hubbard

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2012, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2012 and fiscal year 2011. The aggregate fees billed by Deloitte & Touche LLP in fiscal year 2012 and fiscal year 2011 for these various services were:

Type of Fees	FY 2012	FY 2011
	($ in thousands)	
Audit Fees	$ 7,859	$ 6,664
Audit-Related Fees	1,966	2,179
Tax Fees	1,431	2,276
All Other Fees	84	1,169
Total	$11,340	$12,288

In the above table, in accordance with the SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards; "audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (*e.g.*, due diligence services, employee benefit plan audits and internal control reviews); "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;
- financial information systems design and implementation services;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources services;
- broker or dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2012 and fiscal year 2011 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, the stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, an independent registered public accounting firm, as the independent certified public accountants to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2012. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the company's proxy statement for the 2012 Annual Meeting of Stockholders.

The board of directors recommends a vote FOR this resolution because it believes that the policies and practices described in the COMPENSATION DISCUSSION AND ANALYSIS are effective in achieving the company's goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term operational and financial goals of the company and linking executive performance to stockholder value.

We urge stockholders to read the COMPENSATION DISCUSSION AND ANALYSIS section beginning on page 19 of this proxy statement, as well as the "Summary Compensation Table For Fiscal Year 2012" and related compensation tables and narrative, appearing on pages 35 through 60 of this proxy statement, which provide detailed information on the company's compensation policies and practices and the compensation of our named executive officers.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on named executive compensation. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation committee or the board of directors. Because we value our stockholders' views, however, the compensation committee and the board of directors will consider the results of this advisory vote when formulating future executive compensation policy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that during the fiscal year ended June 30, 2012, all filing requirements under Section 16(a) of the Exchange Act applicable to our non-employee directors and beneficial owners have been complied with. We also believe that during the fiscal year ended June 30, 2012, all such filing requirements applicable to our officers have been complied with.

STOCKHOLDER PROPOSALS

If a stockholder intends to submit any proposal for inclusion in the company's proxy statement for the company's 2013 Annual Meeting of Stockholders in accordance with Rule 14a-8 under Exchange Act, the proposal must be received by the corporate secretary of the company no later than May 30, 2013. To be eligible to submit such a proposal for inclusion in the company's proxy materials for an annual meeting of stockholders pursuant to Rule 14a-8, a stockholder must be a holder of either: (1) at least $2,000 in market value or (2) 1% of the company's shares of common stock entitled to be voted on the proposal, and must have held such shares for at least one year, and continue to hold those shares through the date of such annual meeting. Such proposal must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholders' proposals, including Rule 14a-8, including the permissible number and length of proposals, the circumstances in which the company is permitted to exclude proposals and other matters governed by such rules and regulations.

Separate from the requirements of Rule 14a-8, relating to the inclusion of a stockholders' proposal in the company's proxy statement, the company's amended and restated by-laws require advance notice for a stockholder to bring nominations of directors or any other business to be considered at any annual meeting of stockholders. Specifically, our amended and restated by-laws require that stockholders wishing to nominate candidates for election as directors or propose any other business to be considered at our 2013 Annual Meeting of Stockholders must notify the company of their intent in a written notice delivered to the company in care of the company's corporate secretary at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the 2012 Annual Meeting of Stockholders, or November 13, 2013.

As a result, in order for the notice given by a stockholder to comply with our amended and restated by-laws, it must be received no earlier than July 16, 2013, and no later than the close of business (5:30 p.m. Eastern Daylight Time) on August 15, 2013, unless the date of our 2013 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2012 Annual Meeting of Stockholders. In that case, our amended and restated bylaws provide that we must receive the notice no earlier than the close of business on the 120th day prior to the date of the 2013 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the date of the 2013 Annual Meeting of Stockholders or the tenth (10) day following the day on which we first make a public announcement of the date of the meeting. To be in proper form, a stockholder's notice must also include the specified information described in our amended and restated bylaws. You may contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

If a stockholder's nomination or proposal is not in compliance with the requirements set forth in our amended and restated by-laws, the company may disregard such nomination or proposal.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2012 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also choose electronic access by visiting the Investor Relations section of our website at www.adp.com, or following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access will receive an e-mail next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

For the Board of Directors

Michael A. Bonarti
Secretary

Roseland, New Jersey
September 27, 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-5397

AUTOMATIC DATA PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1467904**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One ADP Boulevard, Roseland, New Jersey	**07068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **973-974-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value (voting)	**NASDAQ Global Select Market Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [x] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $ 26,415,304,885. On August 10, 2012 there were 484,504,817 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2012 Annual Meeting of Stockholders. Part III

Table of Contents

Part I

Item 1. Business

General

Incorporated in Delaware in 1961, Automatic Data Processing, Inc. (together with its subsidiaries, "ADP" or the "Company") is one of the world's largest providers of business outsourcing solutions. Leveraging over 60 years of experience, ADP® offers a wide range of human resource (HR), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to auto, truck, motorcycle, marine, recreational vehicle, and heavy equipment retailers and manufacturers throughout the world. ADP's mission is to power organizations with insightful solutions that drive business success.

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are made available, free of charge, on its website at www.adp.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission ("SEC") and are also available at the SEC's internet site at www.sec.gov.

Segments of Business

The Company's reportable segments are: Employer Services, Professional Employer Organization (PEO) Services, and Dealer Services. For financial information by segment and by geographic area, see Note 17 to the "Consolidated Financial Statements" contained in this Annual Report on Form 10-K. A brief description of each reportable segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, time and labor management, and tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to recruit, staff, manage, pay and retain their employees. As of June 30, 2012, Employer Services assisted approximately 564,000 employers with approximately 652,000 payrolls. Employer Services markets these solutions and services through its direct marketing salesforce and, on a limited basis, through indirect sales channels, such as marketing relationships with banks and accountants, among others. In fiscal 2012, 78% of Employer Services' revenues were from the United States, 14% were from Europe, 5% were from Canada, and 3% were from South America (primarily Brazil), Australia, and Asia.

United States

Employer Services' approach to the market is to match clients' needs to the solutions and services that will best meet their expectations. To facilitate this approach, in the United States, Employer Services is comprised of the following market-facing groups: Small Business Services (SBS) (serving primarily organizations with fewer than 50 employees); Major Account Services (serving primarily organizations with between 50 and 999 employees); and National Account Services (serving primarily organizations with 1,000 or more employees).

ADP provides payroll services that include the preparation of client employee paychecks, electronic direct deposits, and stored value payroll cards, along with employee pay statements, supporting journals, summaries, and management reports. ADP also supplies the quarterly and annual social security, Medicare, and federal, state and local income tax withholding reports required to be filed by employers. ADP enables its largest clients to interface their major enterprise resource planning (ERP) applications with ADP's outsourced payroll services. For those companies that choose to process payroll in-house, ADP delivers stand-alone services such as payroll tax filing, check printing and distribution, year-end tax statements (*i.e.*, Form W-2), and wage garnishment services. Other stand-alone services delivered by ADP include Retirement Services, Talent Solutions, Benefit Services, and Time and Labor Management Services. In addition, our ADP Mobile Solutions application gives our clients' employees access to their vital HR, payroll, time, and benefits information via multiple smartphone platforms.

In order to address the growing business process outsourcing (BPO) market for clients seeking human resource information systems and benefit outsourcing solutions, ADP offers its integrated comprehensive outsourcing services (COS) solution that allows larger clients to outsource to ADP their HR, payroll, payroll administration, employee service center, benefits administration, and time and labor management functions. In fiscal 2012, ADP broadened its BPO offerings with the addition of recruitment process outsourcing services for large clients. For mid-sized clients, ADP Workforce Now® Comprehensive Services provides integrated tools and technology to support payroll, a full-featured benefits administration solution, HR services and administration needs from recruitment to retirement. ADP also offers ADP Resource®, an integrated, flexible HR and payroll service offering for smaller clients that provides a menu of optional services, such as 401(k), FSA, and a comprehensive Pay-by-Pay® workers' compensation payment program.

ADP's Added Value Services division includes the following businesses: Compliance and Payment Solutions (CAPS) (formerly known as Tax and Financial Services), Insurance Services, and Tax Credit Services. These businesses primarily support SBS, Major Account Services and/or National Account Services, and their services are sold through those businesses, as well as by dedicated sales teams and via marketing arrangements with alliance partners.

- CAPS offers a host of full outsourcing services, including payroll tax, garnishment processing, payment processing, unemployment compensation management, and sales and use tax filing. CAPS also offers wage verification services through a resale arrangement with a third party. In addition, CAPS offers software-as-a-service solutions including sales, use, and value-added tax calculation processing and automated accounts payable processing. As part of CAPS' payroll tax services, CAPS collects and processes federal, state, and local payroll taxes on behalf of, and from, ADP clients and remits these taxes to the appropriate taxing authorities. This business provides an electronic interface between ADP clients and over 7,000 federal, state, and local tax agencies in the United States, from the Internal Revenue Service to local governments. In fiscal 2012, CAPS in the United States processed and delivered approximately 48 million employee year-end tax statements and over 40 million employer payroll tax returns and deposits, and moved $1.3 trillion in client funds to taxing authorities and its clients' employees via electronic transfer, direct deposit, and ADPCheck™. CAPS is also responsible for the efficient movement of information and funds from clients to third parties through service offerings such as new hire reporting, payroll check (ADPCheck), full service direct deposit (FSDD), and stored value payroll card (ALINE Card by ADP℠).

- Insurance Services provides a comprehensive Pay-by-Pay workers' compensation payment program and, through Automatic Data Processing Insurance Agency, Inc., offers workers compensation and group health insurance to small and mid-sized clients through a variety of insurance carriers.

- Tax Credit Services provides job tax credit services that assist employers in the identification of, and filing for, federal, state, and local tax credits and other incentives based on geography, demographics, and other criteria and includes negotiation of incentive packages with applicable governmental agencies.

Employer Services also provides the following solutions and services:

- Retirement Services provides recordkeeping and/or related administrative services to primarily small and mid-sized clients with respect to various types of retirement (primarily 401(k) and SIMPLE IRA) plans, deferred compensation plans, and "premium only" cafeteria plans.

- Talent Solutions includes Screening and Selection Services, Applicant Management Services, I-9 Services, and Talent Management solutions. Screening and Selection Services provides background checks, reference verifications and an HR help desk. Applicant Management Services provides employers with a Web-based solution to manage their talent throughout the hiring process. I-9 Services provides electronic processing, storing and tracking of employment eligibility verification forms (*i.e.*, Form I-9). Talent Management solutions, which ADP provides both through its own services and through resale arrangements with third parties, include Compensation Management, Performance Management, Learning Management, and Succession Planning.

- Benefit Services provides benefits administration across all market segments, including management of open enrollment and ongoing enrollment of benefits, and leave of absence, COBRA, Dependent Care, Commuter, Health Reimbursement Arrangements, Health Savings Accounts, and FSA administration.

- Time and Labor Management Services provides solutions for employers to capture, calculate, and report employee time and attendance.

ADP also provides cloud-based medical practice management services through AdvancedMD®. These services include practice management software, electronic health records solutions, and comprehensive outsourced medical billing services.

ADP made several acquisitions in fiscal 2012, including RightThing, LLC, a provider of recruitment process outsourcing and recruitment training, W. Ray Wallace & Associates, Inc., a provider of tax credit services, Asparity Decisions Solutions, Inc., a supplier of employee benefits decision support tools, SHPS Human Resource Solutions, Inc., a provider of benefits outsourcing solutions, including eligibility and enrollment, health spending accounts, COBRA administration, absence management, benefits advocacy and print and fulfillment, and PhyLogic Healthcare, a provider of comprehensive outsourced medical billing services.

International

Employer Services has a growing presence outside of the United States, where it offers solutions on the basis of both geographic and specific client business needs. ADP's GlobalView® offering is available in 41 countries. GlobalView is built on the SAP® ERP Human Capital Management and the SAP NetWeaver® platform and offers multinational and global companies an end-to-end outsourcing solution enabling standardized payroll processing and human resource administration. As of the end of fiscal 2012, 121 clients had contracted for GlobalView services, with approximately 1.1 million employees being processed. Upon completing the implementation for all these clients, ADP expects to be providing GlobalView services to over 2 million employees.

ADP also offers in-country "best of breed" payroll and human resource outsourcing solutions to both small and large clients in over a dozen foreign countries. In each of Canada and Europe, ADP is the leading provider of payroll processing (including full departmental outsourcing) and human resource administration services. Within Europe, Employer Services has business operations supporting its in-country solutions in eight countries: France, Germany, Italy, the Netherlands, Poland, Spain, Switzerland, and the United Kingdom. It also offers services in Ireland (from the United Kingdom) and in Portugal (from Spain). In South America (primarily Brazil), Australia, and Asia (primarily China), ADP provides traditional service bureau payroll services, and also offers full departmental outsourcing of payroll services. ADP also offers wage and tax collection and remittance services in Canada, the United Kingdom, the Netherlands, and France.

Through its ADP Streamline® offering, which is available in 73 countries (40 of which are countries in which ADP also offers its GlobalView services), ADP also offers a single point of contact for global payroll processing and human resource administration services for multinational companies with small and mid-sized operations. At the end of fiscal 2012, ADP Streamline was used by 495 multinational companies with approximately 211,000 employees being processed.

In fiscal 2012, ADP continued to expand its "best of breed" offering through the acquisition of Ma Foi Consulting Solutions Limited, a provider of managed payroll services and social benefits administration services in India.

Professional Employer Organization (PEO) Services

In the United States, ADP TotalSource®, the Company's PEO business, provides approximately 6,500 clients with comprehensive employment administration outsourcing solutions through a co-employment relationship pursuant to which the employees who work at a client's location ("worksite employees") are co-employed by us and the client. These comprehensive solutions include payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage, and other supplemental benefits for employees. ADP TotalSource is the largest PEO in the United States based on the number of worksite employees. ADP TotalSource has 49 offices located in 23 states and serves approximately 268,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS"), digital marketing solutions (including website, sales leads, email, search, display, and social media marketing services), and other business management solutions to auto, truck, motorcycle, marine, recreational vehicle (RV), and heavy equipment retailers and manufacturers in

North America, Europe, South Africa, the Middle East, and the Asia Pacific region. Over 26,000 auto, truck, motorcycle, marine, RV, and heavy equipment retailers and manufacturers in nearly 100 countries use ADP's DMS products, digital marketing solutions, other software applications, networking solutions, data integration, and/or consulting services.

Clients use ADP's DMS solutions to manage core business activities such as accounting, inventory management, factory communications, appointment scheduling, vehicle financing and insurance, sales, and service. In addition to its DMS solutions, Dealer Services offers its clients a full suite of additional integrated applications to address each department and functional area of the dealership, including customer relationship management (CRM) applications, front-end sales and marketing/advertising solutions, and an IP Telephony phone system fully-integrated into the DMS to help dealerships drive sales processes and business development initiatives. Dealer Services also provides its dealership clients computer hardware, hardware maintenance services, software support, system design, and network consulting services.

Dealer Services also designs, establishes, and maintains communications networks for its dealership clients that allow interactive communications among multiple site locations as well as links between franchised dealers and their vehicle manufacturer franchisors. These networks are used for activities such as new vehicle ordering and status inquiry, warranty submission and validation, parts and vehicle location, dealership customer credit application submission and decision-making, vehicle repair estimation, and acquisition of vehicle registration and lien holder information.

Dealer Services also provides digital marketing solutions via The Cobalt Group (Cobalt), which ADP acquired in 2010. Cobalt's digital marketing solutions and services include websites, sales leads, email, search, display, and social media marketing and management services. These solutions are sold both as retail network marketing platforms in conjunction with the manufacturers of ten leading automotive brands, as well as directly to auto dealerships and regional dealer associations. Cobalt® provides marketing solutions and services to nearly half of the auto dealerships in the United States, as well as to auto dealers in Canada and Mexico.

Dealer Services offers comprehensive training and business process consulting services for many of its business solutions. ADP's DMS and other software solutions are available as "on-site" applications installed at the dealership or as application service provider (ASP) managed services solutions (in which clients outsource their information technology management activities to Dealer Services).

Markets and Marketing Methods

Employer Services offers services in the United States, Canada, Europe, South America (primarily Brazil), Australia, and Asia. PEO Services offers services exclusively in the United States. Dealer Services has offerings in North America, Europe, South Africa, the Middle East and the Asia Pacific region. In select emerging markets, Dealer Services uses distributors to sell, implement and support ADP's solutions.

None of ADP's major business groups has a single homogenous client base or market. Employer Services and PEO Services have clients from a large variety of industries and markets. Within this client base are concentrations of clients in specific industries. Dealer Services primarily serves automobile dealers, which in turn may be dependent on a relatively small number of auto manufacturers, but also serves truck, powersports (*i.e.*, motorcycle, marine and recreational) and heavy equipment dealers, auto repair shops, used car lots, state departments of motor vehicles, and manufacturers of automobiles and trucks. Employer Services also offers services to auto dealers. While concentrations of clients exist, no one client or industry group is material to ADP's overall revenues.

Historically, ADP's businesses have not been overly sensitive to price changes, although in the current economic conditions we have observed, among some clients and groups of clients, an impact on sensitivity to pricing and demand for ADP's services. ADP enjoys a leadership position in each of its major service offerings and does not believe any major service or major business unit of ADP is subject to unique market risk.

Competition

The industries in which ADP operates are highly competitive. ADP knows of no reliable statistics by which it can determine the number of its competitors, but it believes that it is one of the largest providers of business outsourcing solutions in the world. Employer Services and PEO Services compete with other independent business outsourcing companies, companies providing enterprise resource planning services, software companies and financial institutions. Captive in-house functions, whereby a company installs and operates its own business processing systems, are another competitive factor in the industries in which Employer Services and PEO Services operate. Dealer Services' competitors include full service DMS providers such as The Reynolds & Reynolds Company (Dealer Services' largest DMS competitor in the United States and Canada), DealerTrack, Inc., and companies providing applications and services that compete with Dealer Services' non-DMS applications and services, such as Auto Trader Group, Inc. and Dealer.com, Inc.

Competition in ADP's industries is primarily based on service responsiveness, product quality, and price. ADP believes that it is very competitive in each of these areas and that there are no material negative factors impacting ADP's competitive position.

Clients and Client Contracts

ADP provides its services to approximately 600,000 clients. In fiscal 2012, no single client or group of affiliated clients accounted for revenues in excess of 2% of annual consolidated revenues.

Our business is typically characterized by long-term client relationships that result in recurring revenue. ADP is continuously in the process of performing implementation services for new clients. Depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time for an SBS client (as little as 24 hours) to a longer period for a National Account Services or Dealer Services client with multiple deliverables (generally six to twelve months), and in some cases may exceed two years for a large GlobalView client or other large, complicated implementation. Although we monitor sales that have not yet been billed or installed, we do not view this metric as material in light of the recurring nature of our business. This is not a reported number, but it is used by management as a planning tool relating to resources needed to install services, and a means of assessing our performance against the installation timing expectations of our clients.

ADP's average client retention is estimated at approximately 11 years in Employer Services, approximately 6 years in PEO Services, and 10 or more years in Dealer Services, and has not varied significantly from period to period.

ADP's services are provided under written price quotations or service agreements having varying terms and conditions. No one price quotation or service agreement is material to ADP.

Systems Development and Programming

During the fiscal years ended June 30, 2012, 2011, and 2010, ADP invested $706 million, $674 million, and $614 million, respectively, from continuing operations, in systems development and programming, migration to new computing technologies and the development of new products and maintenance of our existing technologies, including purchases of new software and software licenses.

Product Development

ADP continually upgrades, enhances, and expands its existing solutions and services. Generally, no new solution or service has a significant effect on ADP's revenues or negatively impacts its existing solutions and services, and ADP's solutions and services have significant remaining life cycles.

Licenses

ADP is the licensee under a number of agreements for computer programs and databases. ADP's business is not dependent upon a single license or group of licenses. Third-party licenses, patents, trademarks, and franchises are not material to ADP's business as a whole.

Number of Employees

ADP employed approximately 57,000 persons as of June 30, 2012.

Item 1A. Risk Factors

Our businesses routinely encounter and address risks, some of which may cause our future results to be different than we currently anticipate. Risk factors described below represent our current view of some of the most important risks facing our businesses and are important to understanding our business. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk and the consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements in the first paragraph under Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. Unless otherwise indicated or the context otherwise requires, reference in this section to "we," "our," "us" or similar terms means ADP, together with its subsidiaries. The level of importance of each of the following risks may vary from time to time, and any of these risks may have a material effect on our business.

Changes in laws and regulations may decrease our revenues and earnings

Portions of ADP's business are subject to governmental regulations. Changes in laws or governmental regulations may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact interest income from investing client funds before such funds are remitted to the applicable taxing authorities or client employees. Changes in taxation requirements in the United States or in other countries could adversely affect our effective tax rate and our net income. Changes in laws that govern the co-employment arrangement between a professional employer organization and its worksite employees may require us to change the manner in which we conduct some aspects of our PEO business.

Cybersecurity and privacy breaches may hurt our business, damage our reputation, increase our costs, and cause losses

Our systems and networks store personal information about our clients and employees of our clients. In addition, our retirement services systems maintain investor account information for retirement plans. We have security systems and information technology infrastructure in place designed to protect against unauthorized access to such information. However, there is still a risk that the security systems and infrastructure that we maintain may not be successful in protecting against all security breaches and cyber attacks. Third parties, including vendors that provide services for our operations, could also be a source of security risk to us in the event of a failure of their own security systems and infrastructure. Any significant violations of data privacy could result in the loss of business, litigation, regulatory investigations, and penalties that could damage our reputation and adversely affect the growth of our business.

Our systems may be subject to disruptions that could adversely affect our business and reputation

Many of our businesses are highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting, and other data processing systems. If any of these systems fails to operate properly or becomes disabled even for a brief period of time, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or damage to our reputation. We have disaster recovery, business continuity, and crisis management plans and procedures designed to protect our businesses against a multitude of events including natural disasters, military or terrorist actions, power or communication failures, or similar events. Despite our preparations, our plans may not be successful in preventing the loss of client data, service interruptions, disruptions to our operations, or damage to our important facilities.

If we fail to adapt our technology to meet client needs and preferences, the demand for our services may diminish

Our businesses operate in industries that are subject to rapid technological advances and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance, and expand our existing solutions and services. If we fail to respond successfully to technology challenges, the demand for our services may diminish.

Political and economic factors may adversely affect our business and financial results

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Clients may react to worsening conditions by reducing their spending on payroll and other outsourcing services or renegotiating their contracts with us. In addition, a reduction in availability of financing during such conditions, even to borrowers with the highest credit ratings, may limit our access to short-term debt markets to meet liquidity needs required by our Employer Services business.

We invest our client funds in liquid, investment-grade marketable securities, money market securities, and other cash equivalents. Nevertheless, our client fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility.

We are dependent upon various large banks to execute Automated Clearing House and wire transfers as part of our client payroll and tax services. While we have contingency plans in place for bank failures, a systemic shutdown of the banking industry would impede our ability to process funds on behalf of our payroll and tax services clients and could have an adverse impact on our financial results and liquidity.

We derive a significant portion of our revenues and operating income outside of the United States and, as a result, we are exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position or cash flows.

Change in our credit ratings could adversely impact our operations and lower our profitability

The major credit rating agencies periodically evaluate our creditworthiness and have consistently given us their highest long-term debt and commercial paper ratings. Failure to maintain high credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing required by our Employer Services business, and ultimately reduce our client interest revenue.

We may be unable to attract and retain qualified personnel

Our ability to grow and provide our clients with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our clients. Competition for skilled employees in the outsourcing and other markets in which we operate is intense and, if we are unable to attract and retain highly skilled and motivated personnel, results of our operations may suffer.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

ADP owns 13 of its processing/print centers, and 24 other operational offices, sales offices, and its corporate headquarters in Roseland, New Jersey, which aggregate approximately 3,739,235 square feet. None of ADP's owned facilities is subject to any material encumbrances. ADP leases space for some of its processing centers, other operational offices, and sales offices. All of these leases, which aggregate approximately 6,677,356 square feet in North America, Europe, South America (primarily Brazil), Asia, Australia and Africa, expire at various times up to the year 2036. ADP believes its facilities are currently adequate for their intended purposes and are adequately maintained.

Item 3. Legal Proceedings

In the normal course of business, ADP is subject to various claims and litigation. While the outcome of any litigation is inherently unpredictable, ADP believes that it has valid defenses with respect to the legal matters pending against it and that the ultimate resolution of these matters will not have a material adverse impact on its financial condition, results of operations, or cash flows.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for the Registrant's Common Equity

The principal market for the Company's common stock (symbol: ADP) is the NASDAQ Global Select Market. The following table sets forth the reported high and low sales prices of the Company's common stock reported on the NASDAQ Global Select Market and the cash dividends per share of common stock declared, during the past two fiscal years. As of June 30, 2012, there were 45,223 holders of record of the Company's common stock. As of such date, 394,065 additional holders held their common stock in "street name."

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2012 quarter ended:			
June 30	$56.19	$50.89	$0.395
March 31	$57.10	$53.31	$0.395
December 31	$54.62	$45.85	$0.395
September 30	$55.02	$44.72	$0.360
Fiscal 2011 quarter ended:			
June 30	$55.12	$50.82	$0.360
March 31	$51.50	$46.73	$0.360
December 31	$47.17	$41.50	$0.360
September 30	$42.72	$38.41	$0.340

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Common Stock Repurchase Plan (2)	Maximum Number of Shares that may yet be Purchased under the Common Stock Repurchase Plan (2)
April 1, 2012 to April 30, 2012	727,754	$55.02	726,900	40,658,252
May 1, 2012 to May 31, 2012	3,589,400	$53.18	3,561,200	37,097,052
June 1, 2012 to June 30, 2012	2,117,400	$53.17	2,117,400	34,979,652
Total	6,434,554		6,405,500	

(1) Pursuant to the terms of the Company's restricted stock program, the Company purchased 854 shares during April 2012, and 28,200 shares during May 2012, at the then market value of the shares in connection with the exercise by employees of their option under such program to satisfy certain tax withholding requirements through the delivery of shares to the Company instead of cash.

(2) The Company received the Board of Directors' approval to repurchase shares of the Company's common stock as follows:

Date of Approval	Shares
March 2001	50 million
November 2002	35 million
November 2005	50 million
August 2006	50 million
August 2008	50 million
June 2011	35 million

There is no expiration date for the common stock repurchase plan.

Performance Graph

The following graph compares the cumulative return on the Company's common stock for the most recent five years with the cumulative return on the S&P 500 Index and a Peer Group Index, assuming an initial investment of $100 on June 30, 2007, with all dividends reinvested.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Automatic Data Processing, Inc., the S&P 500 Index, and a Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/07
6/08
6/09
6/10
6/11
6/12
Automatic Data Processing, Inc.
S&P 500
Peer Group

* The Peer Group Index is comprised of the following companies:

Insperity, Inc. (formerly named Administaff, Inc.)	Paychex, Inc.
Computer Sciences Corporation	The Ultimate Software Group, Inc.
Global Payments Inc.	Total System Services, Inc.
Intuit Inc.	The Western Union Company

Item 6. Selected Financial Data

The following selected financial data is derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk included in this Annual Report on Form 10-K.

(Dollars and shares in millions, except per share amounts)

Years ended June 30,	2012	2011	2010	2009	2008
Total revenues	$ 10,665.2	$ 9,879.5	$ 8,927.7	$ 8,838.4	$ 8,733.7
Total costs of revenues	$ 6,240.0	$ 5,731.5	$ 5,029.7	$ 4,822.7	$ 4,657.2
Gross profit	$ 4,425.2	$ 4,148.0	$ 3,898.0	$ 4,015.7	$ 4,076.5
Earnings from continuing operations before income taxes	$ 2,122.1	$ 1,932.7	$ 1,863.2	$ 1,900.1	$ 1,803.4
Adjusted earnings from continuing operations before income taxes (Note 1)	$ 2,056.1	$ 1,932.7	$ 1,863.2	$ 1,900.1	$ 1,803.4
Net earnings from continuing operations	$ 1,388.5	$ 1,254.2	$ 1,207.3	$ 1,325.1	$ 1,155.7
Adjusted net earnings from continuing operations (Note 1)	$ 1,347.3	$ 1,254.2	$ 1,195.1	$ 1,205.1	$ 1,155.7
Basic earnings per share from continuing operations	$ 2.85	$ 2.54	$ 2.41	$ 2.63	$ 2.22
Diluted earnings per share from continuing operations	$ 2.82	$ 2.52	$ 2.40	$ 2.62	$ 2.19
Adjusted diluted earnings per share from continuing operations (Note 1)	$ 2.74	$ 2.52	$ 2.37	$ 2.38	$ 2.19
Basic weighted average shares outstanding	487.3	493.5	500.5	503.2	521.5
Diluted weighted average shares outstanding	492.2	498.3	503.7	505.8	527.2
Cash dividends declared per share	$ 1.55	$ 1.42	$ 1.35	$ 1.28	$ 1.10
Return on equity ("ROE") from continuing operations (Note 2)	22.9%	21.8%	22.4%	25.5%	22.6%
At year end:					
Cash, cash equivalents and marketable securities	$ 1,665.4	$ 1,523.7	$ 1,775.5	$ 2,388.5	$ 1,660.3
Total assets	$ 30,815.5	$ 34,238.3	$ 26,862.2	$ 25,351.7	$ 23,734.4
Obligation under commercial paper borrowing	$ --	$ --	$ --	$ 730.0	$ --
Long-term debt	$ 16.8	$ 34.2	$ 39.8	$ 42.7	$ 52.1
Stockholders' equity	$ 6,114.0	$ 6,010.4	$ 5,478.9	$ 5,322.6	$ 5,087.2

Note 1. Non-GAAP Financial Measures

The following table reconciles results within our Selected Financial Data for the years ended June 30, 2012, 2011, 2010, 2009, and 2008 to adjusted results that exclude a gain on the sale of assets related to rights and obligations to resell a third-party expense management platform and certain favorable tax items. We use certain adjusted results, among other measures, to evaluate our operating performance in the absence of certain items and for planning and forecasting of future periods. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by us and improves our ability to understand our operating performance. Since adjusted earnings from continuing operations before income taxes, adjusted net earnings from continuing operations and adjusted diluted earnings per share ("EPS") from continuing operations are not measures of performance calculated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), they should not be considered in isolation from, or as a substitute for, earnings from continuing operations before income taxes, net earnings from continuing operations and diluted EPS from continuing operations, and they may not be comparable to similarly titled measures employed by other companies.

(Dollars in millions, except per share amounts)

Years ended June 30,	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes	$2,122.1	$1,932.7	$1,863.2	$1,900.1	$1,803.4
Adjustments:					
Gain on sale of assets	66.0	--	--	--	--
Adjusted earnings from continuing operations before income taxes	$2,056.1	$1,932.7	$1,863.2	$1,900.1	$1,803.4
Net earnings from continuing operations	$1,388.5	$1,254.2	$1,207.3	$1,325.1	$1,155.7
Adjustments:					
Favorable tax items	--	--	12.2	120.0	--
Gain on sale of assets	41.2	--	--	--	--
Adjusted net earnings from continuing operations	$1,347.3	$1,254.2	$1,195.1	$1,205.1	$1,155.7
Diluted earnings per share from continuing operations	$ 2.82	$ 2.52	$ 2.40	$ 2.62	$ 2.19
Adjustments:					
Favorable tax items	--	--	0.02	0.24	--
Gain on sale of assets	0.08	--	--	--	--
Adjusted diluted earnings per share from continuing operations	$ 2.74	$ 2.52	$ 2.37	$ 2.38	$ 2.19

Note 2. Return on equity from continuing operations has been calculated as net earnings from continuing operations divided by average total stockholders' equity. Our fiscal 2012 ROE includes the impact from the sale of assets related to rights and obligations to resell a third-party expense management platform which increased return on equity by 0.6%.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This report and other written or oral statements made from time to time by Automatic Data Processing, Inc ("ADP") may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates, and; the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed above under "Item 1A.Risk Factors," should be considered in evaluating any forward-looking statements contained herein.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

ADP is one of the world's largest providers of business outsourcing solutions. Leveraging over 60 years of experience, ADP offers a wide range of human resource ("HR"), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to auto, truck, motorcycle, marine, recreational vehicle ("RV") and heavy equipment retailers and manufacturers. The Company's reportable segments are: Employer Services, Professional Employer Organization ("PEO") Services, and Dealer Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, time and labor management, and tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist employers in the United States, Canada, Europe, South America (primarily Brazil), Australia, and Asia to recruit, staff, manage, pay and retain their employees. As of June 30, 2012, Employer Services assisted approximately 564,000 employers with approximately 652,000 payrolls. As of June 30, 2011, Employer Services assisted approximately 537,000 employers with approximately 628,000 payrolls. Employer Services markets these solutions and services through its direct marketing sales force and, on a limited basis, through indirect sales channels, such as marketing relationships with banks and accountants, among others. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services and to employees of payroll services clients.

PEO Services

PEO Services provides approximately 6,500 small and medium sized businesses with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees. Workers' compensation and employer's liability deductible reimbursement protection is provided to PEO Services by ADP Indemnity, Inc. ("ADP Indemnity"), a wholly-owned captive insurance company of ADP whose results of operations are recorded in the "Other" segment. Premiums are charged to PEO Services by ADP Indemnity in exchange for which ADP Indemnity provides a policy to PEO Services that reimburses all workers' compensation and employer's liability claim expense resulting from worksite employee claims up to a $1 million per occurrence retention. At the beginning of each policy period, ADP Indemnity establishes the premium to be paid by PEO Services required to satisfy the expected ultimate workers' compensation claims within the $1 million per occurrence retention based upon historical loss experience and the expected workers' compensation loss estimate as determined by an independent actuary. ADP's PEO Services business, ADP Totalsource®, is the largest PEO in the United States based on the number of worksite employees. ADP Totalsource® has 49 offices located in 23 states and serves approximately 268,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS"), digital marketing solutions, including website, sales leads, email, search, display and social media marketing services and other business management solutions to auto, truck, motorcycle, marine, RV and heavy equipment retailers and manufacturers in North America, Europe,

South Africa, the Middle East, and the Asia Pacific region. As of June 30, 2012, over 26,000 auto, truck, motorcycle, marine, RV and heavy equipment retailers in nearly 100 countries use our DMS products, other software applications, networking solutions, data integration, consulting and digital marketing services.

EXECUTIVE OVERVIEW

For more than 60 years, ADP has served as a trusted human resources, payroll, benefits, and integrated computing solutions partner to employers and automotive dealerships around the world. Our mission is to power organizations with insightful solutions that drive business success by delivering the best solutions to all of our markets ahead of the competition on a consistent basis. ADP's strengths have traditionally been in three core areas: a broad suite of products that deliver relief from administrative burdens; a strong service orientation; and strong sales and distribution.

We have redefined our strategic pillars to align them with our goals which are predicated on driving innovation, service excellence and building talent. Our strategic pillars are to:

- Grow our integrated suite of cloud based Human Capital Management ("HCM"), benefits, and payroll solutions to serve the US market;
- Invest to grow and scale our market leading HR Business Process Outsourcing solutions by leveraging our platforms and processes;
- Leverage our global presence to offer clients HCM, benefits, and payroll solutions where they do business; and
- Grow and deepen our solutions offering to ensure our key adjacencies are market leaders.

We believe the strategic pillars outlined above will help us build on our core competencies and develop new ones as we continue to focus on delivering stellar service to our clients, creating an environment that fosters innovation, positioning ADP as the global HCM market leader, and enhancing long-term total shareholder return.

During the year ended June 30, 2012 ("fiscal 2012"), we achieved solid results that reflect the strength and resilience of our underlying business model despite the challenges posed by the current economic environment. Our focus on product innovation and our investment in sales associate headcount has led to growth in new business sales and solid revenue retention across our business segments. We are pleased with the current performance of our strategic acquisitions together with the continued strength in our same-store-sales growth. However, we continue to be impacted by the decline in high-margin client interest revenues as a result of lower interest rates, partially offset by an increase in our average client funds balance. We expect the lower interest rates to continue to impact us during the year ending June 30, 2013 ("fiscal 2013").

Consolidated revenues in fiscal 2012 increased 8%, to $10,665.2 million, as compared to $9,879.5 million for the year ended June 30, 2011 ("fiscal 2011"). Earnings from continuing operations before income taxes increased 10%, to $2,122.1 million, as compared to $1,932.7 million in fiscal 2011 and net earnings from continuing operations increased 11%, to $1,388.5 million, as compared to $1,254.2 million in fiscal 2011. Diluted earnings per share from continuing operations increased 12%, to $2.82 in fiscal 2012, from $2.52 per share in fiscal 2011, on fewer shares outstanding. Our results for the year included a gain on the sale of assets related to rights and obligations to resell a third-party expense management platform of $66.0 million, or $41.2 million after tax, which contributed to increasing our diluted EPS from continuing operations 3%, or $0.08 per share.

Each of our business segments has continued to demonstrate core strength. Employer Services' revenues increased 7% to $7,567.7 million, PEO Services' revenues increased 15% to $1,771.4 million, and Dealer Services' revenues increased 10% to $1,683.7 million in fiscal 2012. Our Employer Services' pays per control metric, which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a representative subset of payrolls ranging from small to large businesses that are reflective of a broad range of U.S. geographic regions, increased 3.0% for the twelve months ended June 30, 2012. Our worldwide client revenue retention rate remained strong throughout the year ending at 91%.

Employer Services' and PEO Services' new business sales, which represent annualized recurring revenues anticipated from sales orders to new and existing clients, grew 13% worldwide, to over $1.2 billion in fiscal 2012. Dealer Services' new business sales showed strength as we continued to experience the effects of a stronger automotive industry and increased penetration of applications within our base.

Consolidated interest on funds held for clients decreased approximately 9%, or $46.8 million, to $493.3 million from $540.1 million in fiscal 2011. The decrease in the consolidated interest on funds held for clients resulted from the decrease in the average interest rate earned to 2.8% in fiscal 2012 as compared to 3.2% in fiscal 2011, partially offset by growth in average client funds balances of 6% due to our positive Employer Services metrics.

The safety of principal, liquidity, and diversification of our clients' funds are the foremost objectives of our investment strategy. We continue to promote this strategy by investing in a prudent and conservative manner in accordance with our investment guidelines with a predominant focus on AAA/AA securities. We do not hold direct investments in sovereign debt issued by Greece, Ireland, Italy, Portugal, or Spain. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations.

Our financial condition and balance sheet remain solid at June 30, 2012, with cash and cash equivalents and marketable securities of $1,665.4 million. Our net cash flows provided by operating activities were $1,910.2 million in fiscal 2012, as compared to $1,705.8 million in fiscal 2011. This increase in cash flows from fiscal 2011 to fiscal 2012 was due to higher net earnings, lower pension plan contributions, and a favorable change in the net components of working capital, partially offset by a variance in the timing of tax-related net cash payments. The increase in cash provided by investing activities of $10,584.2 million is due to the timing of receipts and disbursements of restricted cash and cash equivalents held to satisfy client funds obligations, the amount of cash used for business combinations and cash receipts related to the sale of property, plant and equipment and other assets. The increase in cash used in financing activities of $10,293.1 million is primarily due to the timing of cash received and payments made related to client funds, as compared to the prior year.

We have a strong business model with a high percentage of recurring revenues, excellent margins, the ability to generate consistent, healthy cash flows, strong client retention, and low capital expenditure requirements. We continue to enhance value to our shareholders, and in fiscal 2012 returned excess cash of $739.7 million through dividends and $741.3 million through our share buyback program, while also investing $265.7 million in new acquisitions. In the last five fiscal years, we have reduced the Company's common stock outstanding by approximately 10% through share buybacks, net of the effect of common stock issued under employee stock-based compensation programs. We have also raised the dividend payout per share for 37 consecutive years.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED OPERATIONS

Fiscal 2012 Compared to Fiscal 2011

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2012	2011	$ Change	% Change
Total revenues	$10,665.2	$9,879.5	$785.7	8%
Costs of revenues:				
Operating expenses	5,380.1	4,900.9	479.2	10%
Systems development and programming costs	599.9	577.2	22.7	4%
Depreciation and amortization	260.0	253.4	6.6	3%
Total costs of revenues	6,240.0	5,731.5	508.5	9%
Selling, general and administrative expenses	2,466.2	2,323.3	142.9	6%
Interest expense	7.7	8.6	(0.9)	(10%)
Total expenses	8,713.9	8,063.4	650.5	8%
Other income, net	(170.8)	(116.6)	54.2	46%
Earnings from continuing operations before income taxes	$ 2,122.1	$1,932.7	$189.4	10%
Margin	19.9%	19.6%		
Provision for income taxes	$ 733.6	$ 678.5	$ 55.1	8%
Effective tax rate	34.6%	35.1%		
Net earnings from continuing operations	$ 1,388.5	$1,254.2	$134.3	11%
Diluted earnings per share from continuing operations	$ 2.82	$ 2.52	$ 0.30	12%

Total Revenues

Our total revenues increased $785.7 million, or 8%, to $10,665.2 million in fiscal 2012, from $9,879.5 million in fiscal 2011, due to an increase in revenues in Employer Services of 7%, or $524.8 million, to $7,567.7 million, PEO Services of 15%, or $227.5 million, to $1,771.4 million, and Dealer Services of 10%, or $147.7 million, to $1,683.7 million. Total revenues would have increased approximately 6% without the impact of recently completed acquisitions and the impact to revenues pertaining to the sale of assets related to rights and obligations to resell a third-party expense management platform. There was no impact to total revenue growth rates as a result of changes in foreign currency exchange rates.

Total revenues for fiscal 2012 include interest on funds held for clients of $493.3 million, as compared to $540.1 million in fiscal 2011. The decrease in the consolidated interest earned on funds held for clients resulted from the decrease in the average interest rate earned to 2.8% during fiscal 2012 as compared to 3.2% for fiscal 2011, partially offset by an increase in our average client funds balance of 6%, to $17.9 billion in fiscal 2012.

Total Expenses

Our total expenses increased $650.5 million, or 8%, to $8,713.9 million in fiscal 2012, from $8,063.4 million in fiscal 2011. The increase in our consolidated expenses was due to an increase in operating expenses of $479.2 million, an increase in selling, general and administrative expenses of $142.9 million and an increase in systems development and programming costs of $22.7 million. Total expenses would have increased approximately 6% without the impact of recently completed acquisitions.

Our total costs of revenues increased 9%, to $6,240.0 million in fiscal 2012, as compared to fiscal 2011 due to an increase in operating expenses of $479.2 million and an increase in systems development and programming costs of $22.7 million.

Operating expenses increased $479.2 million, or 10%, in fiscal 2012 as compared to fiscal 2011 due to the increase in revenues described above, including the increases in PEO Services, which has pass-through costs that are re-billable and which includes costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees. These pass-through costs were $1,363.6 million in fiscal 2012, which included costs for benefits coverage of $1,060.3 million and costs for workers' compensation and payment of state unemployment taxes of $303.3 million. These pass-through costs were $1,182.2 million in fiscal 2011, which included costs for benefits coverage of $937.8 million and costs for workers' compensation and payment of state unemployment taxes of $244.4 million. The increase in operating expenses is also due to operating expenses related to businesses acquired of $132.1 million, and higher labor-related expenses in Employer Services of $38.5 million. Additionally, operating expenses decreased $5.4 million due to changes in foreign currency exchange rates.

Systems development and programming costs increased $22.7 million, or 4%, in fiscal 2012 as compared to fiscal 2011, due to businesses acquired of $16.1 million, partially offset by a higher proportion of capitalizable efforts directed at feature and functionality product enhancements in the period. Additionally, systems, development and programming costs decreased $1.3 million due to changes in foreign currency exchange rates.

Selling, general and administrative expenses increased $142.9 million, or 6%, in fiscal 2012 as compared to fiscal 2011. The increase in expenses was related to severance expenses of $51.2 million resulting from cost reduction initiatives focused on the realization of synergies in certain international businesses as we adjust our cost structure in light of the softer European economic environment, an increase in selling expenses of $55.5 million resulting from increases in sales force headcount coupled with an increase in selling, general and administrative expenses of acquired businesses of $36.7 million. Additionally, selling, general and administrative expenses decreased $9.0 million due to changes in foreign currency exchange rates.

Other Income, net

Years ended June 30, (Dollars in millions)	2012	2011	$ Change
Interest income on corporate funds	$ (85.2)	$ (88.8)	$ (3.6)
Realized gains on available-for-sale securities	(32.1)	(38.0)	(5.9)
Realized losses on available-for-sale securities	7.7	3.6	(4.1)
Realized gains on investment in Reserve Fund	--	(0.9)	(0.9)
Impairment losses on available-for-sale securities	5.8	--	(5.8)
Impairment losses on assets held for sale	2.2	11.7	9.5
Gain on sale of assets	(66.0)	--	66.0
Net gains on sales of buildings	--	(1.8)	(1.8)
Other, net	(3.2)	(2.4)	0.8
Other income, net	$ (170.8)	$(116.6)	$54.2

Other income, net, increased $54.2 million in fiscal 2012 as compared to fiscal 2011. This increase was due to a gain of $66.0 million pertaining to the sale of assets related to rights and obligations to resell a third-party expense management platform during fiscal 2012. This increase was partially offset by the net activity related to our available-for-sale securities, including realized gains, realized losses and impairment losses, which together resulted in a decrease in other income, net of $15.8 million, and a decrease in interest income on corporate funds of $3.6 million during fiscal 2012 as compared to fiscal 2011. The decrease in interest income on corporate funds resulted from lower average interest rates from 2.6% for fiscal 2011 to 2.1% for fiscal 2012, partially offset by increasing average daily corporate funds, which increased from $3.5 billion for fiscal 2011 to $4.0 billion for fiscal 2012. In addition, in the fourth quarter of 2012, we completed the sale of two buildings previously classified as assets held for sale for their combined carrying value of $6.9 million, net of selling costs. We had previously recorded impairment charges related to these two buildings of $2.2 million and $11.7 million during fiscal 2012 and 2011, respectively.

Earnings from continuing operations before Income Taxes

Earnings from continuing operations before income taxes increased $189.4 million, or 10%, from $1,932.7 million in fiscal 2011 to $2,122.1 million in fiscal 2012 due to the increase in revenues and the gain on sale of assets, partially offset by the increase in expenses discussed above. Overall margin increased approximately 30 basis points in fiscal 2012 with approximately 60 basis points of the margin contribution related to the gain on the sale of assets and approximately 40 basis points of margin decline attributable to acquisitions.

Provision for Income Taxes

The effective tax rates in fiscal 2012 and 2011 were 34.6% and 35.1%, respectively. The decrease in the effective tax rate for the fiscal year is the result of the final resolution of certain tax matters, the expiration of certain statutes of limitation, and the availability of foreign tax credits, partially offset by an unfavorable mix of earnings between jurisdictions.

Net Earnings from continuing operations and Diluted Earnings per Share from continuing operations

Net earnings from continuing operations increased $134.3 million, or 11%, from $1,254.2 million in fiscal 2011 to $1,388.5 million in fiscal 2012 and includes an after-tax gain on sale of assets of $41.2 million. Diluted earnings per share from continuing operations increased 12%, to $2.82 compared from $2.52 in fiscal 2011. The increase in diluted earnings per share reflects the increase in net earnings and the impact of fewer shares outstanding as a result of the repurchase of approximately 14.6 million shares during fiscal 2012 and the repurchase of 14.2 million shares in fiscal 2011.

The following table reconciles our results for fiscal 2012 to adjusted results that exclude the sale of assets related to rights and obligations to resell a third-party expense management platform. We use certain adjusted results, among other measures, to evaluate our operating performance in the absence of certain items and for planning and forecasting of future periods. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by us and improves our ability to understand our operating performance. Since adjusted earnings from continuing operations and adjusted diluted EPS from continuing operations are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, or as a substitute for, earnings from continuing operations, and diluted EPS from continuing operations and they may not be comparable to similarly titled measures employed by other companies.

Although we have presented our results for fiscal 2012 adjusted to exclude the gain on the sale of assets discussed above, we do not expect this sale of assets to have a material impact on the results of our future operations.

	Year ended June 30, 2012 (Dollars in millions, except per share amounts)			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$2,122.1	$733.6	$1,388.5	$2.82
Less Adjustment:				
Gain on sale of assets	66.0	24.8	41.2	0.08
As Adjusted	$2,056.1	$708.8	$1,347.3	$2.74

Net earnings from continuing operations, as adjusted, increased $93.1 million, or 7% to $1,347.3 million, for fiscal 2012, from $1,254.2 million, as reported, for fiscal 2011, and the related diluted earnings per share from continuing operations, as adjusted, increased 9%, to $2.74 for fiscal 2012. The increase in diluted earnings per share, as adjusted, for fiscal 2012 reflects the impact of fewer shares outstanding due to the repurchase of approximately 14.6 million shares during fiscal 2012 and the repurchase of 14.2 million shares in fiscal 2011.

Fiscal 2011 Compared to Fiscal 2010

(Dollars in millions, except per share amounts)

	Years ended June 30, 2011	Years ended June 30, 2010	$ Change	% Change
Total revenues	$9,879.5	$8,927.7	$951.8	11%
Costs of revenues:				
Operating expenses	4,900.9	4,277.2	623.7	15%
Systems development and programming costs	577.2	513.9	63.3	12%
Depreciation and amortization	253.4	238.6	14.8	6%
Total costs of revenues	5,731.5	5,029.7	701.8	14%
Selling, general and administrative expenses	2,323.3	2,127.4	195.9	9%
Interest expense	8.6	8.6	--	--
Total expenses	8,063.4	7,165.7	897.7	13%
Other income, net	(116.6)	(101.2)	15.4	15%
Earnings from continuing operations before income taxes	$1,932.7	$1,863.2	$ 69.5	4%
Margin	19.6%	20.9%		
Provision for income taxes	$ 678.5	$ 655.9	$ 22.6	3%
Effective tax rate	35.1%	35.2%		
Net earnings from continuing operations	$1,254.2	$1,207.3	$ 46.9	4%
Diluted earnings per share from continuing operations	$ 2.52	$ 2.40	$ 0.12	5%

Total Revenues

Our total revenues increased 11% to $9,879.5 million in fiscal 2011, from $8,927.7 million in fiscal 2010, due to an increase in revenues in Employer Services of 8%, or $507.8 million, to $7,042.9 million, PEO Services of 17%, or $227.1 million, to $1,543.9 million, and Dealer Services of 23%, or $287.9 million, to $1,536.0 million. Total revenue would have increased approximately 6% without the impact of acquisitions. There was no impact to total revenue growth rates as a result of changes in foreign currency exchange rates.

Total revenues for fiscal 2011 include interest on funds held for clients of $540.1 million, as compared to $542.8 million in fiscal 2010. The decrease in the consolidated interest earned on funds held for clients resulted from the decrease in the average interest rate earned to 3.2% during fiscal 2011 as compared to 3.6% for fiscal 2010, partially offset by an increase in our average client funds balance of 11%, to $16.9 billion in fiscal 2011.

Total Expenses

Our total expenses in fiscal 2011 increased $897.7 million, to $8,063.4 million, from $7,165.7 million in fiscal 2010. The increase in our consolidated expenses was due to an increase in operating expenses of $623.7 million, an increase in selling, general and administrative expenses of $195.9 million and an increase in systems development and programming costs of $63.3 million.

Our total costs of revenues increased 14%, to $5,731.5 million in fiscal 2011, as compared to fiscal 2010 due to an increase in operating expenses of $623.7 million and an increase in systems development and programming costs of $63.3 million.

Operating expenses increased $623.7 million, or 15%, in fiscal 2011 as compared to fiscal 2010 due to the increase in revenues described above, including the increases in PEO Services, which has pass-through costs that are re-billable and which includes costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees. These pass-through costs were $1,182.2 million in fiscal 2011, which included costs for benefits coverage of $937.8 million and costs for workers' compensation and payment of state unemployment taxes of $244.4 million. These pass-through costs were $988.5 million in fiscal 2010, which included costs for benefits coverage of $811.5 million and costs for workers' compensation and payment of state unemployment taxes of $176.9 million. The increase in operating expenses is also due to operating expenses related to businesses acquired of $230.6 million, and higher expenses in Employer Services of $47.4 million related to increased service costs for investment in client-facing associates. Additionally, operating expenses increased due to the settlement of a PEO Services state unemployment matter that reduced operating expenses $9.2 million in fiscal 2010. Lastly, operating expenses increased $5.6 million due to changes in foreign currency exchange rates.

Systems development and programming costs increased $63.3 million, or 12%, in fiscal 2011 as compared to fiscal 2010, due to expenses of acquired businesses of $42.2 million and higher development expenses.

Selling, general and administrative expenses increased $195.9 million, or 9%, in fiscal 2011 as compared to fiscal 2010. The increase in expenses was due to higher selling expenses of $75.6 million resulting from increases in headcount over prior year levels coupled with an increase in selling, general and administrative expenses of acquired businesses of $96.1 million, an increase in stock-based compensation expense of $5.9 million, and an increase in technology related security expenses of $8.1 million. Additionally, selling, general and administrative expenses increased $5.6 million due to changes in foreign currency rates.

Other Income, net

Years ended June 30, (Dollars in millions)	2011	2010	$ Change
Interest income on corporate funds	$ (88.8)	$ (98.8)	$(10.0)
Realized gains on available-for-sale securities	(38.0)	(15.0)	23.0
Realized losses on available-for-sale securities	3.6	13.4	9.8
Realized gains on investment in Reserve Fund	(0.9)	(15.2)	(14.3)
Impairment losses on available-for-sale securities	--	14.4	14.4
Impairment losses on assets held for sale	11.7	--	(11.7)
Net loss (gain) on sales of buildings	(1.8)	2.3	4.1
Other, net	(2.4)	(2.3)	0.1
Other income, net	$(116.6)	$(101.2)	$ 15.4

Other income, net, increased $15.4 million in fiscal 2011 as compared to fiscal 2010. This increase was mainly due to an increase in realized gains on available-for-sale securities of $23.0 million, and a decrease in realized losses on available-for-sale securities of $9.8 million, which together increased other income, net, $32.8 million. Such amounts were offset in fiscal 2011 by an $11.7 million impairment loss on assets held for sale and a $10.0 million decrease in interest income on corporate funds resulting from flat average interest rates at 2.6%, as compared to the prior year, coupled with declining average daily corporate funds, which decreased from $3.8 billion in fiscal 2010 to $3.5 billion in fiscal 2011.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $69.5 million, or 4%, from $1,863.2 million in fiscal 2010 to $1,932.7 million in fiscal 2011 due to the increase in revenues partially offset by the increase in expenses discussed above. Overall margin decreased approximately 130 basis points in fiscal 2011 with approximately 90 basis points of the margin decline attributable to acquisitions.

Provision for Income Taxes

The effective tax rates in fiscal 2011 and 2010 were 35.1% and 35.2%, respectively. The reduction in the effective tax rate for fiscal 2011 is due to the resolution of certain tax matters in fiscal 2010 that resulted in a decrease to the effective tax rate of 0.7 percentage points for that period, offset by a decrease in federal and state income tax expense and a favorable mix of earnings in foreign jurisdictions in fiscal 2011.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations increased $46.9 million to $1,254.2 million in fiscal 2011, from $1,207.3 million in fiscal 2010, and diluted earnings per share from continuing operations increased 5%, to $2.52. The increase in net earnings in fiscal 2011 reflects the increase in earnings before income taxes and the impact of the tax matters discussed above. The increase in diluted earnings per share in fiscal 2011 reflects the increase in earnings and the impact of the tax matters discussed above coupled with the effects of fewer shares outstanding.

The following table reconciles our results for fiscal 2011 and fiscal 2010 to adjusted results that exclude the impact of certain favorable tax items. We use certain adjusted results, among other measures, to evaluate our operating performance in the absence of certain items and for planning and forecasting of future periods. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by us and improves our ability to understand our operating performance. Since adjusted earnings from continuing operations and adjusted diluted EPS from continuing operations are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, or as a substitute for, earnings from continuing operations and diluted EPS from continuing operations, and they may not be comparable to similarly titled measures employed by other companies.

	Year ended June 30, 2011 (Dollars in millions, except per share amounts)			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,932.7	$678.5	$1,254.2	$2.52
Less Adjustment:				
Favorable tax items	--	--	--	--
As Adjusted	$1,932.7	$678.5	$1,254.2	$2.52

	Year ended June 30, 2010 (Dollars in millions, except per share amounts)			
	Earnings from continuing operations before income taxes	Provision for income taxes	Net earnings from continuing operations	Diluted EPS from continuing operations
As Reported	$1,863.2	$655.9	$1,207.3	$2.40
Less Adjustment:				
Favorable tax items	--	12.2	12.2	0.02
As Adjusted	$1,863.2	$668.1	$1,195.1	$2.37

Net earnings from continuing operations, as adjusted, increased $59.1 million to $1,254.2 million for fiscal 2011, from $1,195.1 million for fiscal 2010, and the related diluted earnings per share from continuing operations, as adjusted, increased $0.15 to $2.52. The increase in diluted earnings per share, as adjusted, for the fiscal 2011 reflects the impact of fewer shares outstanding due to the repurchase of approximately 14.2 million shares during fiscal 2011 and the repurchase of 18.2 million shares in fiscal 2010.

ANALYSIS OF REPORTABLE SEGMENTS

Revenues

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2012	2011	2010	2012	2011	2012	2011
Employer Services	$ 7,567.7	$7,042.9	$6,535.1	$ 524.8	$ 507.8	7%	8%
PEO Services	1,771.4	1,543.9	1,316.8	227.5	227.1	15%	17%
Dealer Services	1,683.7	1,536.0	1,248.1	147.7	287.9	10%	23%
Other	5.5	12.8	18.5	(7.3)	(5.7)		
Reconciling items:							
Foreign exchange	(55.9)	(43.2)	(54.1)				
Client funds interest	(307.2)	(212.9)	(136.7)				
Total revenues	$10,665.2	$9,879.5	$8,927.7	$ 785.7	$ 951.8	8%	11%

Earnings from Continuing Operations before Income Taxes

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2012	2011	2010	2012	2011	2012	2011
Employer Services	$1,972.3	$1,856.5	$1,741.4	$ 115.8	$115.1	6%	7%
PEO Services	170.2	137.3	127.2	32.9	10.1	24%	8%
Dealer Services	277.1	233.3	204.1	43.8	29.2	19%	14%
Other	(117.6)	(191.9)	(173.9)	74.3	(18.0)		
Reconciling items:							
Foreign exchange	2.7	(6.5)	(8.9)				
Client funds interest	(307.2)	(212.9)	(136.7)				
Cost of capital charge	124.6	116.9	110.0				
Total earnings from continuing operations before income taxes	$2,122.1	$1,932.7	$1,863.2	$ 189.4	$ 69.5	10%	4%

The fiscal 2011 and 2010 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2012 budgeted foreign exchange rates. This adjustment is made for management purposes so that the reportable segments' revenues are presented on a consistent basis without the impact of changes in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings from continuing operations before income taxes and is eliminated in consolidation.

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management's responsibility for the applicable costs. The primary components of the "Other" segment are the results of operations of ADP Indemnity (a wholly-owned captive insurance company that provides workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services worksite employees), non-recurring gains and losses, miscellaneous processing services, such as customer financing transactions, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

In addition, the reconciling items include an adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. This allocation is made for management reasons so that the reportable segments' results are presented on a consistent basis without the impact of fluctuations in interest rates. This allocation is a reconciling item to our reportable segments' revenues and earnings from continuing operations before income taxes and is eliminated in consolidation.

Finally, the reportable segments' results also include a cost of capital charge related to the funding of acquisitions and other investments. This charge is a reconciling item to earnings from continuing operations before income taxes and is eliminated in consolidation.

Employer Services

Fiscal 2012 Compared to Fiscal 2011

Revenues

Employer Services' revenues increased $524.8 million, or 7%, to $7,567.7 million in fiscal 2012 as compared to fiscal 2011. Revenues for our Employer Services business would have increased approximately 6% without the impact of acquisitions and revenues pertaining to the sale of assets related to rights and obligations to resell a third-party expense management platform. Revenues increased due to new business started during the year from new business sales growth, an increase in the number of employees on our clients' payrolls, and the impact of price increases. Our worldwide client revenue retention rate for fiscal 2012 decreased slightly as compared to our rate for fiscal 2011. Pays per control, which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a representative subset of payrolls ranging from small to large businesses that are reflective of a broad range of U.S. geographic regions, increased 3.0% for fiscal 2012.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes increased $115.8 million, or 6%, to $1,972.3 million in fiscal 2012 as compared to fiscal 2011. The increase was due to the increase in revenues of $524.8 million discussed above, which was partially offset by an increase in expenses of $409.0 million. In addition to an increase in expenses related to increased revenues, expenses increased for fiscal 2012 due to increases in sales headcount and labor-related costs over the same period prior year levels coupled with the effects of acquisitions. Overall margin decreased approximately 30 basis points from 26.4% to 26.1% for fiscal 2012 as compared to fiscal 2011, with approximately 80 basis points of margin decline attributable to acquisitions.

Fiscal 2011 Compared to Fiscal 2010

Revenues

Employer Services' revenues increased $507.8 million, or 8%, to $7,042.9 million in fiscal 2011 as compared to fiscal 2010. Revenues for our Employer Services business would have increased approximately 6% without the impact of acquisitions. Revenues increased due to new business started during the year from new business sales growth, an increase in the number of employees on our clients' payrolls, and higher average client funds balances. Our worldwide client revenue retention rate increased 120 basis points in fiscal 2011 to 91.1% as compared to our rate for fiscal 2010 and our pays per control increased 2.4% in fiscal 2011 as compared to our rate for fiscal 2010.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes increased $115.1 million to $1,856.5 million in fiscal 2011 as compared to fiscal 2010. The increase was due to the increase in revenues of $507.8 million discussed above, which was partially offset by an increase in expenses of $392.7 million. In addition to an increase in expenses related to increased revenues, expenses increased in fiscal 2011 due to increases in sales and service headcount over fiscal 2010 levels coupled with the effects of acquisitions. Overall margin decreased approximately 20 basis points from 26.6% to 26.4% in fiscal 2011 as compared to fiscal 2010, with approximately 110 basis points of margin decline attributable to acquisitions.

PEO Services

Fiscal 2012 Compared to Fiscal 2011

Revenues

PEO Services' revenues increased $227.5 million, or 15%, to $1,771.4 million in fiscal 2012, as compared to fiscal 2011. Such revenues include pass-through costs of $1,363.6 million for fiscal 2012 and $1,182.2 million for fiscal 2011 associated with benefits coverage, workers' compensation coverage, and state unemployment taxes for worksite employees. The increase in revenues was due to a 12% increase in the average number of worksite employees, resulting from an increase in the number of new clients and growth in our existing clients.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $32.9 million, or 24%, to $170.2 million for fiscal 2012, as compared to fiscal 2011 due to growth in earnings related to the increase in the average number of worksite employees. Overall margin increased approximately 70 basis points to 9.6% for fiscal 2012 from 8.9% for fiscal 2011 resulting from a higher average number of worksite employees.

Fiscal 2011 Compared to Fiscal 2010

Revenues

PEO Services' revenues increased $227.1 million, or 17%, to $1,543.9 million in fiscal 2011, as compared to fiscal 2010. Such revenues include pass-through costs of $1,182.2 million for fiscal 2011 and $988.5 million for fiscal 2010 associated with benefits coverage, workers' compensation coverage, and state unemployment taxes for worksite employees. The increase in revenues was due to a 12% increase in the average number of worksite employees, resulting from an increase in the number of new clients and growth in our existing clients.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $10.1 million, or 8%, to $137.3 million in fiscal 2011 as compared to fiscal 2010 due to growth in earnings related to the increase in the number of average worksite employees. The increase was partially offset by the settlement of a state unemployment tax matter, which increased earnings before income taxes $9.2 million in fiscal 2010. Overall margin decreased to 8.9% in fiscal 2011 from 9.7% in fiscal 2010 due to a 70 basis point decline pertaining to the settlement of a fiscal 2010 state unemployment tax matter.

Dealer Services

Fiscal 2012 Compared to Fiscal 2011

Revenues

Dealer Services' revenues increased $147.7 million, or 10%, to $1,683.7 million for fiscal 2012 as compared to fiscal 2011. Revenues for our Dealer Services business would have increased approximately 6% for fiscal 2012 without the impact of acquisitions. Revenues without acquisitions increased $90.9 million due to new clients, improved client retention, and growth in our key products during fiscal 2012, as compared to fiscal 2011. The growth in our key products included increased users of our dealership front office solutions (including our customer relationship management ("CRM") applications and services), growth in our "Drive" dealer management system ("DMS") solution and hosted IP telephony services, and an increase in credit report and vehicle registration transaction revenues and increased activity in our digital marketing solutions and data services businesses.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes increased $43.8 million, or 19%, to $277.1 million fiscal 2012, as compared to the fiscal 2011. The increase was due to the increase in revenues of $147.7 million discussed above and was partially offset by higher operating expenses related to implementing and servicing new clients and products. Overall margin increased approximately 130 basis points from 15.2% to 16.5% for fiscal 2012, as compared to fiscal 2011 which includes approximately 20 basis points of margin decrease related to acquisitions. In addition, overall margin increased approximately 50 basis points due to acquisition-related costs incurred during fiscal 2011 related to our acquisition of Cobalt in the prior year.

Fiscal 2011 Compared to Fiscal 2010

Revenues

Dealer Services' revenues increased $287.9 million, or 23%, to $1,536.0 million in fiscal 2011. Revenues for our Dealer Services business would have increased approximately 3% for fiscal 2011 without the impact of acquisitions, which increased revenues $250.7 million. Revenues increased $37.8 million due to new clients, improved client retention, and growth in our key products. The growth in our key products was driven by increased users of application service provider (ASP) managed services, CRM solutions and growth in hosted IP telephony as well as an increase in transaction revenues due to higher credit report checks and vehicle registrations.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes increased $29.2 million, or 14%, to $233.3 million in fiscal 2011. The increase was due to the increase in revenues of $287.9 million discussed above and was partially offset by higher operating expenses related to implementing and servicing new clients and products. Earnings from continuing operations before income taxes also increased due to an asset impairment charge of $6.8 million recorded in fiscal 2010 resulting from the announcement by GM that it would shut down its Saturn division. Overall margin decreased from 16.4% to 15.2% in fiscal 2011 as compared to fiscal 2010, which includes approximately 240 basis points of margin decline related to acquisitions, partially offset by the prior year effects of the Saturn impairment charge.

Other

The primary components of the "Other" segment are the results of operations of ADP Indemnity, non-recurring gains and losses, miscellaneous processing services, such as customer financing transactions, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

Stock-based compensation expense was $78.7 million, $76.3 million, and $67.6 million in fiscal 2012, 2011, and 2010, respectively.

ADP Indemnity provides workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services worksite employees up to a $1 million per occurrence retention. PEO Services has secured specific per occurrence and aggregate stop loss insurance from a wholly-owned and regulated insurance carrier of AIG that covers all losses in excess of the $1 million per occurrence retention and also any aggregate losses within the $1 million retention that collectively exceed a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO Services business. Premiums are charged to PEO Services to cover the claims expected to be incurred by the PEO Services' worksite employees. Changes in estimated ultimate incurred losses are recognized by ADP Indemnity.

Our net (gains) and losses on the sale of available-for-sale securities, including impairment losses, were $(18.6) million, $(34.4) million and $12.8 million in each of fiscal 2012, 2011, and 2010, respectively.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012, cash and marketable securities were $1,665.4 million, stockholders' equity was $6,114.0 million, and the ratio of long-term debt-to-equity was 0.3%. Working capital before funds held for clients and client funds obligations was $1,233.3 million, as compared to $1,252.2 million at June 30, 2011. The change in working capital compared to the prior fiscal year 2011 resulted from an increase in accrued expenses and other current liabilities, an increase in accrued payroll and payroll related expenses, and an increase in income taxes payable, partially offset by an increase in cash and cash equivalents.

Our principal sources of liquidity for operations are derived from cash generated through operations and through corporate cash and marketable securities on hand. We continued to generate positive cash flows from operations during fiscal 2012, and we held approximately $1.7 billion of cash and marketable securities at June 30, 2012. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term reverse repurchase agreements to meet short-term funding requirements related to client funds obligations. Of the cash and cash equivalents and marketable securities held at June 30, 2012, approximately $0.5 billion was held by our foreign subsidiaries. Amounts held by foreign subsidiaries, if repatriated to the U.S., would generally be subject to foreign withholding and U.S. income taxes, adjusted for foreign tax credits. Our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate them to fund our United States operations.

Net cash flows provided by operating activities were $1,910.2 million for fiscal 2012, as compared to $1,705.8 million for fiscal 2011. The increase in net cash flows provided by operating activities was due to higher net earnings, lower pension plan contributions of $66.5 million and a favorable change in the net components of working capital, partially offset by a variance in the timing of tax-related net cash payments of $162.7 million.

Net cash flows provided by investing activities were $3,243.6 million for fiscal 2012, as compared to net cash flows used in investing activities of $7,340.6 million fiscal 2011. The net increase in cash provided by investing activities was due to the timing of receipts and disbursements of restricted cash and cash equivalents held to satisfy client funds obligations of $9,692.1 million, a decrease of $510.3 million related to cash used for business acquisitions, and an increase of $58.5 million in cash receipts related to the sale of property, plant and equipment and other assets.

Net cash flows used in financing activities were $4,953.9 million for fiscal 2012 as compared to net cash flows provided by financing activities of $5,339.2 million for fiscal 2011. The increase in cash used was due to the net change in client funds obligations of $10,017.5 million as a result of the timing of cash received and payments made related to client funds and lower proceeds received from our stock purchase plan and the exercises of stock options. We purchased approximately 14.6 million shares of our common stock at an average price per share of $51.26 during fiscal 2012 compared to purchases of 14.2 million shares at an average price per share of $51.52 fiscal 2011. From time to time, the Company may repurchase shares of its common stock under its authorized share repurchase programs. The Company considers several factors in determining when to execute share repurchases, including, among other things, actual and potential acquisition activity, cash balances and cash flows, issuances due to employee benefit plan activity, and market conditions.

Our U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.75 billion in aggregate maturity value of commercial paper. Our commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. For fiscal 2012 and fiscal 2011, the Company's average borrowings were $2.3 billion and $1.6 billion, respectively, at weighted average interest rates of 0.1% and 0.2%, respectively. The weighted average maturity of the Company's commercial paper approximated two days in both fiscal 2012 and fiscal 2011. We have successfully borrowed through the use of our commercial paper program on an as needed basis to meet short-term funding requirements related to client funds obligations. At June 30, 2012 and June 30, 2011 we had no outstanding obligations under our short-term commercial paper program.

Our U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. We have $3.0 billion available to us on a committed basis under these reverse repurchase agreements. We believe that we currently meet all conditions set forth in the committed reverse repurchase agreements to borrow thereunder, and we are not aware of any conditions that would prevent us from borrowing part or all of the $3.0 billion available to us under the committed reverse repurchase agreements. In fiscal 2012 and 2011, we had average outstanding balances under reverse repurchase agreements of $297.7 million and $505.2 million, respectively, at weighted average interest rates of 0.6% and 0.4%, respectively. We have successfully borrowed through the use of reverse repurchase agreements on an as needed basis to meet short-term funding requirements related to client funds obligations. At June 30, 2012 and 2011 we had no outstanding obligations under reverse repurchase agreements.

We have a $2.0 billion, 364-day credit agreement with a group of lenders that matures in June 2013. In addition, we have a four-year $3.25 billion credit facility maturing in June 2015 that contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. We also have a $1.5 billion five-year credit facility that matures in June 2017 that also contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to committed borrowings is tied to LIBOR, the federal funds effective rate, or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. We had no borrowings through June 30, 2012 under the credit agreements. We believe that we currently meet all conditions set forth in the revolving credit agreements to borrow thereunder, and we are not aware of any conditions that would prevent us from borrowing part or all of the $6.75 billion available to us under the revolving credit agreements.

Our investment portfolio does not contain any asset-backed securities with underlying collateral of subprime mortgages, alternative-A mortgages, sub-prime auto loans or sub-prime home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment grade fixed-income securities. Furthermore, we do not hold direct investments in sovereign debt issued by Greece, Ireland, Italy, Portugal, or Spain. We own AAA rated senior tranches of fixed rate credit card, rate reduction and auto loan receivables, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Federal National Mortgage Association ("Fannie Mae"), and Federal Home Loan Mortgage Corporation ("Freddie Mac"). We do not own subordinated debt, preferred stock or common stock of any of these agencies. We do own mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations.

Capital expenditures for continuing operations in fiscal 2012 were $146.2 million, as compared to $184.8 million in fiscal 2011 and $90.2 million in fiscal 2010. The capital expenditures in fiscal 2012 related to our data center and other facility improvements were made to support our operations. We expect capital expenditures in fiscal 2013 to be between $160 million and $180 million.

The following table provides a summary of our contractual obligations as of June 30, 2012:

(In millions)

	Payments due by period					
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Unknown	Total
Debt Obligations (1)	$ 17.5	$ 4.6	$ 5.1	$ 7.8	$ --	$ 35.0
Operating Lease and Software License Obligations (2)	$173.7	$217.9	$ 70.4	$ 26.6	$ --	$ 488.6
Purchase Obligations (3)	$350.5	$264.0	$183.4	$ --	$ --	$ 797.9
Obligations related to Unrecognized Tax Benefits (4)	$ 7.0	$ --	$ --	$ --	$ 77.7	$ 84.7
Other long-term liabilities reflected on our Consolidated Balance Sheets:						
Compensation and Benefits (5)	$ 78.7	$153.1	$ 94.1	$216.2	$ 33.6	$ 575.7
Acquisition-related obligations (6)	$ 14.8	$ 13.5	$ --	$ --	$ --	$ 28.3
Total	$642.2	$653.1	$353.0	$250.6	$ 111.3	$2,010.2

(1) These amounts represent the principal repayments of our debt and are included on our Consolidated Balance Sheets. The estimated interest payments due by corresponding period above are $0.8 million, $1.5 million, $1.3 million, and $0.3 million, respectively, which have been excluded.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to purchase and maintenance agreements on our software, equipment and other assets.

(4) We made the determination that net cash payments expected to be paid within the next 12 months, related to unrecognized tax benefits of $84.7 million at June 30, 2012, are expected to be up to $7 million. We are unable to make reasonably reliable estimates as to the period beyond the next 12 months in which cash payments related to unrecognized tax benefits are expected to be paid.

(5) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

(6) Acquisition-related obligations relate to contingent consideration for business acquisitions for which the amount of contingent consideration was determinable at the date of acquisition and therefore included on the Consolidated Balance Sheets as a liability.

In addition to the obligations quantified in the table above, we had obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2012, the obligations relating to these matters, which are expected to be paid in fiscal 2013, total $20,856.2 million and were recorded in client funds obligations on our Consolidated Balance Sheets. We had $21,539.1 million of cash and marketable securities that have been impounded from our clients to satisfy such obligations recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2012.

ADP Indemnity provides workers' compensation and employer's liability deductible reimbursement protection for PEO Services worksite employees up to a $1 million per occurrence retention. PEO Services has secured specific per occurrence and aggregate stop loss insurance from a select wholly-owned and regulated insurance carrier of AIG that covers all losses in excess of the $1 million per occurrence retention and also any aggregate losses within the $1 million retention that collectively exceed a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO business. Premiums are charged to the PEO to cover the PEO Services worksite employee expected claim expenses. Changes in estimated ultimate incurred losses are recognized by ADP Indemnity, Inc. At June 30, 2012, ADP Indemnity's total assets were $320.9 million to satisfy the actuarially estimated cost of workers' compensation claims of $239.1 million for the policy years since July 1, 2003. In fiscal 2012 and 2011, ADP Indemnity paid claims of $64.1 million and $63.3 million, respectively. Should AIG and its wholly-owned insurance company be unable to satisfy their contractual obligations, ADP would become responsible for satisfying the worksite employee workers' compensation obligations.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and products. We do not expect any material losses related to such representations and warranties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term marketable securities, and long-term marketable securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

Our corporate investments are invested in cash and cash equivalents and highly liquid, investment-grade marketable securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities with a maximum maturity of 10 years at the time of purchase and money market securities and other cash equivalents. At June 30, 2012, approximately 92% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies were invested in senior, unsecured, non-callable debt directly issued by the Federal Home Loan Banks, Federal Farm Credit Banks, Fannie Mae and Freddie Mac.

We utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). As part of our client funds investment strategy, we use the daily collection of funds from our clients to satisfy other unrelated client funds obligations, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. We minimize the risk of not having funds collected from a client available at the time such client's obligation becomes due by impounding, in virtually all instances, the client's funds in advance of the timing of payment of such client's obligation. As a result of this practice, we have consistently maintained the required level of client funds assets to satisfy all of our obligations.

There are inherent risks and uncertainties involving our investment strategy relating to our client funds assets. Such risks include liquidity risk, including the risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity, and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $6.75 billion commercial paper program (rated A-1+ by Standard and Poor's and Prime-1 (P1) by Moody's, the highest possible credit rating), our ability to execute reverse repurchase transactions ($3.0 billion of which is available on a committed basis) and available borrowings under our $6.75 billion committed revolving credit facilities. However, the reduced availability of financing during periods of economic turmoil, even to borrowers with the highest credit ratings, may limit our ability to access short-term debt markets to meet the liquidity needs of our business. In addition to liquidity risk, our investments are subject to interest rate risk and credit risk, as discussed below.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating at time of purchase for corporate and Canadian provincial bonds is BBB, for asset-backed securities is AAA, and for municipal bonds is A. The maximum maturity at time of purchase for BBB rated securities is 5 years, for single A rated securities is 7 years, and for AA rated and AAA rated securities is 10 years. Commercial paper and time deposits must be rated A1/P1.

Details regarding our overall investment portfolio are as follows:

(Dollars in millions) Years ended June 30,	2012	2011	2010
Average investment balances at cost:			
Corporate investments	$ 4,024.6	$ 3,467.6	$ 3,839.2
Funds held for clients	17,898.2	16,865.4	15,194.5
Total	$ 21,922.8	$ 20,333.0	$ 19,033.7
Average interest rates earned exclusive of realized gains/(losses) on:			
Corporate investments	2.1%	2.6%	2.6%
Funds held for clients	2.8%	3.2%	3.6%
Total	2.6%	3.1%	3.4%
Realized gains on available-for-sale securities	$ 32.1	$ 38.0	$ 15.0
Realized losses on available-for-sale securities	(7.7)	(3.6)	(13.4)
Net realized gains on available-for-sale securities	$ 24.4	$ 34.4	$ 1.6
Impairment losses on available-for-sale securities	$ (5.8)	$ --	$ (14.4)
As of June 30:			
Net unrealized pre-tax gains on available-for-sale securities	$ 710.5	$ 570.9	$ 710.9
Total available-for-sale securities at fair value	$18,093.4	$16,927.5	$15,517.0

We are exposed to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. The annualized interest rates earned on our entire portfolio decreased 50 basis points, from 3.1% for fiscal 2011 to 2.6% for fiscal 2012. A hypothetical change in both short-term interest rates (*e.g.*, overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately a $10 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2013. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately a $5 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2013.

We are exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities, primarily AAA and AA rated securities, as rated by Moody's, Standard & Poor's, and for Canadian securities, Dominion Bond Rating Service. At June 30, 2012, approximately 84% of our available-for-sale securities held an AAA or AA rating. In addition, we limit amounts that can be invested in any security other than U.S. and Canadian government or government agency securities (and securities carrying their guarantee).

We operate and transact business in various foreign jurisdictions and are therefore exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes.

During fiscal 2010, we were exposed to foreign exchange fluctuations on U.S. Dollar denominated short-term intercompany amounts payable by a Canadian subsidiary to a U.S. subsidiary of the Company in the amount of $178.6 million U.S. Dollars. In order to manage the exposure related to the foreign exchange fluctuations between the Canadian Dollar and the U.S. Dollar, the Canadian subsidiary entered into a foreign exchange forward contract, which obligated the Canadian subsidiary to buy $178.6 million U.S. dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009. Upon settlement of such contract on December 1, 2009, an additional foreign exchange forward contract was entered into that obligated the Canadian subsidiary to buy $29.4 million U.S. Dollars at a rate of 1.06 Canadian dollars to each U.S. Dollar on February 26, 2010. The net loss on the foreign exchange forward contracts of $15.8 million for the twelve months ended June 30, 2010 was recognized in earnings in fiscal 2010 and substantially offset the foreign currency mark-to-market gains on the related short-term intercompany amounts payable. The short-term intercompany amounts payable were fully paid by the Canadian subsidiary to the U.S. subsidiary by February 2010.

There were no derivative financial instruments outstanding at June 30, 2012, 2011, or 2010.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2012, we adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removes from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The adoption of ASU 2011-03 did not have an impact on our consolidated results of operations, financial condition, or cash flows.

In January 2012, we adopted ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 requires expansion of the disclosures required for Level 3 measurements of fair value and provides updates to the existing measurement guidance. The adoption of ASU 2011-04 did not have an impact on our consolidated results of operations, financial condition, or cash flows.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-05 will not have an impact on our consolidated results of operations, financial condition, or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment." ASU 2011-08 amends the guidance in Accounting Standards Codification ("ASC") 350-20 on testing goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that the fair value of a reporting unit is less than its carrying value based upon the qualitative assessment, it is necessary to perform the currently prescribed two-step goodwill impairment test. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 will not have an impact on our consolidated results of operations, financial condition, or cash flows.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We enter into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. Our service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses (*e.g.*, Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation, and post-contract customer support, revenues are recognized ratably over the software license term, as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We assess collectability of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that a change in our assumptions utilized in the collectability determination would result in a material change to revenues as no single customer accounts for a significant portion of our revenues.

Goodwill. We account for goodwill and other intangible assets with indefinite useful lives in accordance with ASC 350-10, which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. We perform this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, we would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We determine the fair value of our reporting units using an equal weighted blended approach, which combines the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted-average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business. We had $3,155.3 million of goodwill as of June 30, 2012. Based on the fair value analysis completed in the fourth quarter of 2012, management concluded that fair value exceeded carrying value for all reporting units. In completing the annual impairment test for fiscal 2012, we evaluated the reasonableness of differences noted between the fair value and carrying value of each reporting unit. Given the significance of our goodwill, an adverse change to the fair value of goodwill and intangible assets could result in an impairment charge which could be material to our consolidated earnings if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with our acquisitions.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (*e.g.*, realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of an entity's tax benefits being sustained must be "more likely than not" assuming that those positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard could materially impact our consolidated financial statements. As of June 30, 2012 and 2011, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $84.7 million and $105.7 million, respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10 million in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Stock-Based Compensation. We measure stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions is subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided under the caption "Quantitative and Qualitative Disclosures About Market Risk" under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a) 2. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 20, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 20, 2012

Statements of Consolidated Earnings
(In millions, except per share amounts)

Years ended June 30,	2012	2011	2010
REVENUES:			
Revenues, other than interest on funds held for clients and PEO revenues	$ 8,411.7	$7,805.5	$7,077.7
Interest on funds held for clients	493.3	540.1	542.8
PEO revenues (A)	1,760.2	1,533.9	1,307.2
TOTAL REVENUES	10,665.2	9,879.5	8,927.7
EXPENSES:			
Costs of revenues			
Operating expenses	5,380.1	4,900.9	4,277.2
Systems development and programming costs	599.9	577.2	513.9
Depreciation and amortization	260.0	253.4	238.6
TOTAL COSTS OF REVENUES	6,240.0	5,731.5	5,029.7
Selling, general and administrative expenses	2,466.2	2,323.3	2,127.4
Interest expense	7.7	8.6	8.6
TOTAL EXPENSES	8,713.9	8,063.4	7,165.7
Other income, net	(170.8)	(116.6)	(101.2)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,122.1	1,932.7	1,863.2
Provision for income taxes	733.6	678.5	655.9
NET EARNINGS FROM CONTINUING OPERATIONS	1,388.5	1,254.2	1,207.3
Earnings from discontinued operations, net of provision for income taxes of $7.0 for the fiscal year ended June 30, 2010	--	--	4.1
NET EARNINGS	$ 1,388.5	$1,254.2	$1,211.4
Basic earnings per share from continuing operations	$ 2.85	$ 2.54	$ 2.41
Basic earnings per share from discontinued operations	--	--	0.01
BASIC EARNINGS PER SHARE	$ 2.85	$ 2.54	$ 2.42
Diluted earnings per share from continuing operations	$ 2.82	$ 2.52	$ 2.40
Diluted earnings per share from discontinued operations	--	--	0.01
DILUTED EARNINGS PER SHARE	$ 2.82	$ 2.52	$ 2.40
Basic weighted average shares outstanding	487.3	493.5	500.5
Diluted weighted average shares outstanding	492.2	498.3	503.7

(A) Professional Employer Organization ("PEO") revenues are net of direct pass-through costs, primarily consisting of payroll wages and payroll taxes, of $17,792.2, $15,765.3, and $13,318.7, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets
(In millions, except per share amounts)

June 30,	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 1,548.1	$ 1,389.4
Short-term marketable securities	30.4	36.3
Accounts receivable, net	1,399.3	1,364.8
Other current assets	632.0	648.3
Assets held for sale	6.7	9.1
Total current assets before funds held for clients	3,616.5	3,447.9
Funds held for clients	21,539.1	25,135.6
Total current assets	25,155.6	28,583.5
Long-term marketable securities	86.9	98.0
Long-term receivables, net	129.8	128.7
Property, plant and equipment, net	706.3	716.2
Other assets	870.4	922.6
Goodwill	3,155.3	3,073.6
Intangible assets, net	711.2	715.7
Total assets	$30,815.5	$34,238.3
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 167.7	$ 153.3
Accrued expenses and other current liabilities	1,054.4	930.4
Accrued payroll and payroll related expenses	599.3	558.3
Dividends payable	188.4	174.2
Short-term deferred revenues	334.1	350.9
Income taxes payable	39.3	28.6
Total current liabilities before client funds obligations	2,383.2	2,195.7
Client funds obligations	20,856.2	24,591.1
Total current liabilities	23,239.4	26,786.8
Long-term debt	16.8	34.2
Other liabilities	585.9	556.2
Deferred income taxes	391.3	373.5
Long-term deferred revenues	468.1	477.2
Total liabilities	24,701.5	28,227.9
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	--	--
Common stock, $0.10 par value: Authorized, 1,000.0 shares; issued, 638.7 shares at June 30, 2012 and 2011; outstanding, 484.2 and 490.8 shares at June 30, 2012 and 2011, respectively	63.9	63.9
Capital in excess of par value	486.4	489.5
Retained earnings	12,438.3	11,803.9
Treasury stock - at cost: 154.5 and 147.9 shares at June 30, 2012 and 2011, respectively	(7,104.8)	(6,714.0)
Accumulated other comprehensive income	230.2	367.1
Total stockholders' equity	6,114.0	6,010.4
Total liabilities and stockholders' equity	$30,815.5	$34,238.3

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity
(In millions, except per share amounts)

	Common Stock		Capital in Excess of	Retained	Treasury	Comprehensive	Accumulated Other Comprehensive
	Shares	Amount	Par Value	Earnings	Stock	Income	Income (Loss)
Balance at June 30, 2009	638.7	$63.9	$ 520.0	$10,716.6	$(6,133.9)		$ 156 .0
Net earnings	--	--	--	1,211.4	--	$ 1,211.4	--
Foreign currency translation adjustments						(76.1)	(76 .1)
Unrealized net gain on securities, net of tax						175.4	175.4
Pension liability adjustment, net of tax						(45.8)	(45.8)
Comprehensive income						$ 1,264.9	
Stock-based compensation expense	--	--	67.6	--	--		--
Issuances relating to stock compensation plans	--	--	(85.4)	--	360.7		--
Tax benefits from stock compensation plans	--	--	(9.2)	--	--		--
Treasury stock acquired (18.2 shares)	--	--	--	--	(766.3)		--
Dividends ($1.35 per share)	--	--	--	(676.0)	--		--
Balance at June 30, 2010	638.7	$63.9	$ 493.0	$11,252.0	$(6,539.5)		$ 209.5
Net earnings	--	--	--	1,254 .2	--	$ 1,254.2	--
Foreign currency translation adjustments						166.7	166.7
Unrealized net gain on securities, net of tax						(88 .0)	(88 .0)
Pension liability adjustment, net of tax						78 .9	78 .9
Comprehensive income						$ 1,411.8	
Stock-based compensation expense	--	--	76.3	--	--		--
Issuances relating to stock compensation plans	--	--	(78.0)	--	558 .3		--
Tax benefits from stock compensation plans	--	--	(1.8)	--	--		--
Treasury stock acquired (14.2 shares)	--	--	--	--	(732.8)		--
Dividends ($1.42 per share)	--	--	--	(702.3)	--		--
Balance at June 30, 2011	638.7	$63.9	$ 489.5	$11,803.9	$(6,714.0)		$ 367.1
Net earnings	--	--	--	1,388.5	--	$ 1,388.5	--
Foreign currency translation adjustments						(141.1)	(141.1)
Unrealized net gain on securities, net of tax						91.5	91.5
Pension liability adjustment, net of tax						(87.3)	(87.3)
Comprehensive income						$ 1,251.6	
Stock-based compensation expense	--	--	78.7	--	--		--
Issuances relating to stock compensation plans	--	--	(106.0)	--	356.5		--
Tax benefits from stock compensation plans	--	--	24.2	--	--		--
Treasury stock acquired (14.6 shares)	--	--	--	--	(747.3)		--
Dividends ($1.55 per share)	--	--	--	(754.1)	--		--
Balance at June 30, 2012	638.7	$63.9	$ 486.4	$12,438.3	$(7,104.8)		$ 230.2

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
(In millions)

Years ended June 30,	2012	2011	2010
Cash Flows From Operating Activities			
Net earnings	$ 1,388.5	$ 1,254.2	$ 1,211.4
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Depreciation and amortization	323.3	318.2	309.2
Deferred income taxes	38.1	107.6	96.1
Stock-based compensation expense	78.7	76.3	67.6
Excess tax benefit related to exercises of stock options	(5.7)	(1.0)	(0.2)
Net pension expense	36.7	40.7	34.7
Net realized gain from the sales of marketable securities	(24.4)	(34.4)	(1.6)
Net amortization of premiums and accretion of discounts on available-for-sale securities	60.0	53.6	57.3
Impairment losses on available-for-sale securities	5.8	--	14.4
Impairment losses on assets held for sale	2.2	11.7	--
Gain on sale of assets	(66.0)	--	--
(Gain) loss on sales of buildings	--	(1.8)	2.3
Gain on sale of discontinued businesses, net of tax	--	--	(0.5)
Other	21.4	35.1	8.8
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
Increase in accounts receivable	(40.1)	(138.3)	(108.8)
(Increase) decrease in other assets	(71.6)	(81.3)	30.0
Increase (decrease) in accounts payable	11.2	(24.6)	34.7
Increase (decrease) in accrued expenses and other liabilities	152.1	89.8	(73.3)
Net cash flows provided by operating activities	1,910.2	1,705.8	1,682.1
Cash Flows From Investing Activities			
Purchases of corporate and client funds marketable securities	(5,113.5)	(4,770.9)	(3,846.7)
Proceeds from the sales and maturities of corporate and client funds marketable securities	3,962.2	3,305.1	3,406.9
Net decrease (increase) in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations	4,855.0	(4,837.1)	(1,639.4)
Capital expenditures	(140.1)	(181.9)	(102.9)
Additions to intangibles	(109.5)	(95.8)	(123.8)
Acquisitions of businesses, net of cash acquired	(265.7)	(776.0)	(100.0)
Proceeds from the sale of property, plant and equipment and other assets	71.6	13.1	3.1
Other	(16.4)	2.9	1.7
Proceeds from the sale of businesses included in discontinued operations	--	--	21.6
Net cash flows provided by (used in) investing activities	3,243.6	(7,340.6)	(2,379.5)
Cash Flows From Financing Activities			
Net (decrease) increase in client funds obligations	(3,726.6)	6,290.9	2,020.4
Payments of debt	(2.0)	(5.7)	(2.9)
Net repayment of commercial paper borrowing	--	--	(730.0)
Repurchases of common stock	(741.3)	(732.8)	(766.4)
Proceeds from stock purchase plan and exercises of stock options	250.0	478.2	241.1
Excess tax benefit related to exercises of stock options	5.7	1.0	0.2
Dividends paid	(739.7)	(692.4)	(673.4)
Net cash flows (used in) provided by financing activities	(4,953.9)	5,339.2	89.0
Effect of exchange rate changes on cash and cash equivalents	(41.2)	41.7	(13.6)
Net change in cash and cash equivalents	158.7	(253.9)	(622.0)
Cash and cash equivalents of continuing operations, beginning of year	1,389.4	1,643.3	2,265.3
Cash and cash equivalents of discontinued operations, beginning of year	--	--	--
Cash and cash equivalents, end of year	1,548.1	1,389.4	1,643.3
Less cash and cash equivalents of discontinued operations, end of year	--	--	--
Cash and cash equivalents of continuing operations, end of year	$ 1,548.1	$ 1,389.4	$ 1,643.3

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation. The accompanying Consolidated Financial Statements and footnotes thereto of Automatic Data Processing, Inc. and its subsidiaries ("ADP" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenue, costs, expenses and accumulated other comprehensive income that are reported in the Consolidated Financial Statements and footnotes thereto. Actual results may differ from those estimates.

B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers and vehicle retailers and manufacturers. The Company classifies its operations into the following reportable segments: Employer Services, Professional Employer Organization ("PEO") Services, and Dealer Services. The primary components of the "Other" segment are the results of operations of ADP Indemnity (a wholly-owned captive insurance company that provides workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services worksite employees), non-recurring gains and losses, miscellaneous processing services, such as customer financing transactions, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

C. Revenue Recognition. Revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. The Company enters into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. Service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses (*e.g.*, Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation, and post-contract customer support, revenues are recognized ratably over the software license term, as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

The Company assesses the collectability of revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

PEO revenues are reported on the Statements of Consolidated Earnings and are reported net of direct pass-through costs, which are costs billed and incurred for PEO Services worksite employees, primarily consisting of payroll wages and payroll taxes. Benefits, workers' compensation and state unemployment tax fees for worksite employees are included in PEO revenues and the associated costs are included in operating expenses.

D. Cash and Cash Equivalents. Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income on the Consolidated Balance Sheets until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net on the Statements of Consolidated Earnings.

If the fair value of an available-for-sale debt security is below its amortized cost, the Company assesses whether it intends to sell the security or if it is more likely than not the Company will be required to sell the security before recovery. If either of those two conditions were met, the Company would recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in accumulated other comprehensive income.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to auto, truck, motorcycle, marine, recreational vehicle and heavy equipment retailers and manufacturers. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return over the term of each contract.

The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses related to the Company's existing note receivables.

G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	2 to 5 years
Buildings	20 to 40 years
Furniture and fixtures	3 to 7 years

H. Goodwill and Other Intangible Assets. Goodwill and intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually at the reporting unit level. The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. The Company determines the estimated fair value of its reporting units using an equal weighted blended approach, which combines the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted-average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business.

I. Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

J. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation are included in accumulated other comprehensive income on the Consolidated Balance Sheets. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented.

K. Derivative Financial Instruments. Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the Consolidated Balance Sheets with changes in the fair value of the derivatives recognized in either net earnings from continuing operations or accumulated other comprehensive income, depending on the timing and designated purpose of the derivative.

There were no derivative financial instruments outstanding at June 30, 2012 or June 30, 2011.

L. Earnings per Share ("EPS"). The calculations of basic and diluted EPS are as follows:

Years ended June 30,	Basic	Effect of Employee Stock Option Shares	Effect of Employee Restricted Stock Shares	Diluted
2012				
Net earnings from continuing operations	$1,388.5			$1,388.5
Weighted average shares (in millions)	487.3	3.8	1.1	492.2
EPS from continuing operations	$ 2.85			$ 2.82
2011				
Net earnings from continuing operations	$1,254.2			$1,254.2
Weighted average shares (in millions)	493.5	3.8	1.0	498.3
EPS from continuing operations	$ 2.54			$ 2.52
2010				
Net earnings from continuing operations	$1,207.3			$1,207.3
Weighted average shares (in millions)	500.5	2.2	1.0	503.7
EPS from continuing operations	$ 2.41			$ 2.40

Options to purchase 0.9 million, 0.9 million, and 14.0 million shares of common stock for the year ended June 30, 2012, ("fiscal 2012"), the year ended June 30, 2011, ("fiscal 2011"), and the year ended June 30, 2010 ("fiscal 2010"), respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the respective fiscal year.

M. Stock-Based Compensation. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs. The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed. The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

P. Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company is subject to the continuous examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of an entity's tax benefits being sustained must be "more likely than not," assuming that these positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. As of June 30, 2012 and 2011, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $84.7 million, and $105.7 million respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Q. Workers' Compensation Costs. The Company employs a third party actuary to assist in determining the estimated claim liability related to workers' compensation and employer's liability coverage for PEO Services worksite employees. In estimating ultimate loss rates, we utilize historical loss experience, exposure data, and actuarial judgment, together with a range of inputs which are primarily based upon the worksite employee's job responsibilities, their location, the historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. For each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into our workers' compensation claims cost estimates. The Company has secured specific per occurrence insurance that caps the exposure for each claim at $1 million per occurrence, and has also secured aggregate stop loss insurance that caps aggregate losses at a certain level in each policy year.

R. Recently Issued Accounting Pronouncements. In January 2012, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removes from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The adoption of ASU 2011-03 did not have an impact on the Company's consolidated results of operations, financial condition, or cash flows.

In January 2012, the Company adopted ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 requires expansion of the disclosures required for Level 3 measurements of fair value and provides updates to the existing measurement guidance. The adoption of ASU 2011-04 did not have an impact on the Company's consolidated results of operations, financial condition, or cash flows.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 will not have an impact on the Company's consolidated results of operations, financial condition, or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment." ASU 2011-08 amends the guidance in Accounting Standards Codification ("ASC") 350-20 on testing goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that the fair value of a reporting unit is less than its carrying value based upon the qualitative assessment, it is necessary to perform the currently prescribed two-step goodwill impairment test. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 will not have an impact on the Company's consolidated results of operations, financial condition, or cash flows.

NOTE 2. OTHER INCOME, NET

Other income, net consists of the following:

Years ended June 30,	2012	2011	2010
Interest income on corporate funds	$ (85.2)	$ (88.8)	$ (98.8)
Realized gains on available-for-sale securities	(32.1)	(38.0)	(15.0)
Realized losses on available-for-sale securities	7.7	3.6	13.4
Realized gains on investment in Reserve Fund	--	(0.9)	(15.2)
Impairment losses on available-for-sale securities	5.8	--	14.4
Impairment losses on assets held for sale	2.2	11.7	--
Gain on sale of assets	(66.0)	--	--
Net (gains) losses on sales of buildings	--	(1.8)	2.3
Other, net	(3.2)	(2.4)	(2.3)
Other income, net	$(170.8)	$(116.6)	$(101.2)

Proceeds from sales and maturities of available-for-sale securities were $3,962.2 million, $3,305.1 million, and $3,406.9 million for fiscal 2012, 2011, and 2010, respectively.

During fiscal 2012, the Company sold assets related to rights and obligations to resell a third party expense management platform and, as a result, recorded a gain of $66.0 million in other income, net, on the Statements of Consolidated Earnings.

During fiscal 2011 and 2010, the Company received distributions from the Reserve Fund in excess of what was previously recorded in short-term marketable securities and, as such, recorded gains of $0.9 million and $15.2 million, respectively, to other income, net on the Statements of Consolidated Earnings.

In fiscal 2012 and 2010, the Company concluded it had the intent to sell certain securities for which unrealized losses of $5.8 million and $14.4 million, respectively, were previously recorded in accumulated other comprehensive income on the Consolidated Balance Sheets. As such, the Company recorded an impairment charge of $5.8 million and $14.4 million in other income, net on the Statements of Consolidated Earnings during fiscal 2012 and 2010. As of June 30, 2012, all such securities had been sold.

In fiscal 2012, the Company completed the sale of two buildings for their combined carrying value of $6.9 million, net of selling costs. The Company had previously classified these assets as assets held for sale on the Consolidated Balance Sheets and recognized impairment losses within other income, net on the Statements of Consolidated Earnings of $2.2 million and $11.7 million in fiscal 2012 and 2011, respectively. During fiscal years 2011 and 2010, the Company sold buildings that were previously classified as assets held for sale on the Consolidated Balance Sheets and, as a result, recorded net gains/(losses) of $1.8 million and ($2.3) million, respectively, in other income, net on the Statements of Consolidated Earnings.

The Company had an outsourcing agreement with Broadridge Financial Solutions, Inc. ("Broadridge") pursuant to which the Company provided data center outsourcing services, which principally consisted of information technology services and service delivery network services. As a result of this agreement, the Company recognized income of $112.0 million, $113.0 million and $104.8 million in fiscal 2012, 2011, and 2010, respectively, which was offset by expenses associated with providing such services of $109.8 million, $110.8 million and $102.6 million, respectively, both of which were recorded in other income, net on the Statements of Consolidated Earnings. The Company had a receivable on the Consolidated Balance Sheets from Broadridge for the services under this agreement of $7.6 million and $9.5 million on June 30, 2012 and 2011, respectively. In fiscal 2010, Broadridge notified the Company that it would not extend the outsourcing agreement beyond its current expiration date of June 30, 2012. The expiration of the outsourcing agreement did not have a material impact on the Company's results of operations.

NOTE 3. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when the Company receives final information, including appraisals and other analyses. Accordingly, the measurement period for such purchase price allocations will end when the information, or the facts and circumstances, becomes available, but will not exceed twelve months.

The Company acquired seven businesses in fiscal 2012 for an aggregate purchase price of approximately $301.0 million, net of cash acquired. In addition to the cash consideration related to acquisitions closed during fiscal 2012, the Company accrued certain liabilities, which represent the estimated fair value of contingent consideration ("earn-out") expected to be payable in the event that certain specific performance metrics are achieved over the earn-out period. At June 30, 2012, the Company had not yet finalized the purchase price allocation for these seven acquisitions. These acquisitions resulted in approximately $182.4 million of goodwill. Intangible assets acquired, which total approximately $90.0 million for these seven acquisitions, included customer contracts and lists, software and trademarks that are being amortized over a weighted average life of approximately 11 years.

On August 16, 2010, the Company acquired 100% of the outstanding shares of Cobalt, a leading provider of digital marketing solutions for the auto industry that aligns with Dealer Services' global layered applications strategy and strongly supports Dealer Services' long-term growth strategy, for approximately $405.4 million in cash, net of cash acquired.

The final purchase price allocation for Cobalt was as follows:

Accounts receivable, net	$ 42.5
Goodwill	293.5
Identifiable intangible assets	111.6
Other assets	37.5
Total assets acquired	$485.1
Total liabilities acquired	$ 58.0

The Company determined the purchase price allocations for this acquisition based on estimates of the fair value of tangible and intangible assets acquired and liabilities assumed, utilizing recognized valuation techniques, including the income and market approaches. Goodwill for Cobalt, which is not deductible for tax purposes, resulted from the expected impact to Dealer Services' long-term growth strategy. Intangible assets for Cobalt, which totaled $111.6 million, included customer contracts and lists, software and trademarks that are being amortized over a weighted average life of approximately 11 years. There is no contingent consideration relating to the Cobalt acquisition.

In addition to Cobalt discussed above, the Company acquired eight businesses in fiscal 2011 for an aggregate purchase price of approximately $370.7 million, net of cash acquired. These acquisitions resulted in approximately $250.2 million of goodwill. Intangible assets acquired, which totaled approximately $134.8 million for these eight acquisitions, included customer contracts and lists, software and trademarks that are being amortized over a weighted average life of approximately 9 years. The Company finalized the purchase price allocation for these eight acquisitions during fiscal 2012 and adjusted the preliminary values allocated to certain assets and liabilities in order to reflect final information received.

The Company acquired five businesses in fiscal 2010 for an aggregate purchase price of approximately $101.0 million, net of cash acquired. The purchase price for these acquisitions includes $3.7 million in accrued contingent payments expected to be paid in future periods. These acquisitions resulted in approximately $80.8 million of goodwill. Intangible assets acquired, which totaled approximately $33.5 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 7 years. The Company finalized the purchase price allocation for these five acquisitions during fiscal 2011 and adjusted the preliminary values allocated to certain assets and liabilities in order to reflect final information received.

In addition, the Company made contingent payments relating to previously consummated acquisitions of $2.8 million, $0.8 million and, $2.6 million in fiscal years 2012, 2011, and 2010 respectively.

The acquisitions discussed above for fiscal 2012, 2011, and 2010 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

NOTE 4. DIVESTITURES

On March 24, 2010, the Company completed its sale of the non-core Commercial Systems business (the "Commercial business") for approximately $21.6 million in cash. The Commercial business was previously reported in the Dealer Services segment. In connection with the disposal of this business, the Company has classified the results of this business as discontinued operations for all periods presented. Additionally, in fiscal 2010, the Company reported a gain of $5.6 million, or $1.0 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings.

During fiscal 2010, the Company recorded net charges of $0.5 million within earnings from discontinued operations related to a change in estimated taxes on the divestitures of businesses of $0.8 million, partially offset by a change in professional fees incurred in connection with the divestitures of businesses of $0.3 million.

There were no revenues and earnings from discontinued operations during fiscal 2012 and 2011. The following table summarizes the revenues and expenses from discontinued operations as reported for the period indicated:

Year ended June 30,	2010
Revenues	$17.2
Earnings from discontinued operations before income taxes	5.2
Provision for income taxes	1.6
Net earnings from discontinued operations before gain on disposal of discontinued operations	3.6
Gain on disposal of discontinued operations, net of provision for income taxes of $5.4	0.5
Net earnings from discontinued operations	$ 4.1

There were no assets or liabilities of discontinued operations as of June 30, 2012, 2011, or 2010.

NOTE 5. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2012 and 2011 are as follows:

	June 30, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 5,111.1	$ --	$ --	$ 5,111.1
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	6,413.8	260.9	(0.1)	6,674.6
Corporate bonds	7,097.2	272.3	(1.5)	7,368.0
Canadian provincial bonds	620.8	35.4	(0.3)	655.9
Asset-backed securities	533.9	14.5	--	548.4
Municipal bonds	522.0	31.0	(0.1)	552.9
Canadian government obligations and Canadian government agency obligations	994.2	23.4	(0.6)	1,017.0
Other securities	1,201.0	75.7	(0.1)	1,276.6
Total available-for-sale securities	17,382.9	713.2	(2.7)	18,093.4
Total corporate investments and funds held for clients	$22,494.0	$713.2	$ (2.7)	$23,204.5

2012 Annual Report

	June 30, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 9,731.8	$ --	$ --	$ 9,731.8
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	6,558.2	213.0	(12.1)	6,759.1
Corporate bonds	5,908.6	234.9	(16.9)	6,126.6
Canadian provincial bonds	480.0	15.1	(0.8)	494.3
Asset-backed securities	422.4	25.4	--	447.8
Municipal bonds	493.7	23.1	(0.6)	516.2
Canadian government obligations and Canadian government agency obligations	1,082.0	20.8	(1.3)	1,101.5
Other securities	1,411.7	73.2	(2.9)	1,482.0
Total available-for-sale securities	16,356.6	605.5	(34.6)	16,927.5
Total corporate investments and funds held for clients	$26,088.4	$605.5	$ (34.6)	$26,659.3

At June 30, 2012, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Federal National Mortgage Association ("Fannie Mae"), and Federal Home Loan Mortgage Corporation ("Freddie Mac") with fair values of $4,189.1 million, $1,134.1 million, $428.6 million and $384.6 million, respectively. At June 30, 2011, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal Farm Credit Banks, Fannie Mae, and Freddie Mac with fair values of $3,886.5 million, $914.0 million, $702.4 million, and $759.1 million respectively. U.S. Treasury and direct obligations of U.S. government agencies represent senior, unsecured, non-callable debt that primarily carries a credit rating of AAA, as rated by Moody's, and AA+, as rated by Standard & Poor's, and has maturities ranging from August 2012 through June 2022. Corporate bonds include investment-grade debt securities, which include a wide variety of issuers and industries, primarily carry credit ratings of A and above, and have maturities ranging from July 2012 to June 2022.

At June 30, 2012, asset-backed securities include AAA rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction and auto loan receivables with fair values of $323.0 million, $140.0 million and $85.1 million, respectively. At June 30, 2011, asset-backed securities include AAA rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, and auto loan receivables with fair values of $220.5 million, $196.9 million and $30.0 million, respectively. These securities are collateralized by the cash flows of the underlying pools of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through June 30, 2012.

At June 30, 2012, other securities and their fair value primarily represent AAA rated supranational bonds of $427.7 million, AA and AAA rated sovereign bonds of $405.0 million, AAA rated commercial mortgage-backed securities of $282.3 million, and AA rated mortgage-backed securities of $135.3 million that are guaranteed by Fannie Mae and Freddie Mac. At June 30, 2011, other securities and their fair value primarily represent supranational bonds of $360.1 million, sovereign bonds of $328.8 million, commercial mortgage-backed securities of $492.5 million, mortgage-backed securities of $146.5 million that are guaranteed by Fannie Mae and Freddie Mac and corporate bonds backed by the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program of $129.1 million. The

Company's mortgage-backed securities represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest.

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

June 30,	2012	2011
Corporate investments:		
Cash and cash equivalents	$1,548.1	$1,389.4
Short-term marketable securities	30.4	36.3
Long-term marketable securities	86.9	98.0
Total corporate investments	$1,665.4	$1,523.7

Funds held for clients represent assets that, based upon the Company's intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets.

Funds held for clients have been invested in the following categories:

June 30,	2012	2011
Funds held for clients:		
Restricted cash and cash equivalents held to satisfy client funds obligations	$ 3,563.0	$ 8,342.4
Restricted short-term marketable securities held to satisfy client funds obligations	2,954.1	3,059.9
Restricted long-term marketable securities held to satisfy client funds obligations	15,022.0	13,733.3
Total funds held for clients	$21,539.1	$25,135.6

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheets totaling $20,856.2 million and $24,591.1 million as of June 30, 2012 and 2011, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations. The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and those related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within net change in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within net change in client funds obligations in the financing section of the Statements of Consolidated Cash Flows.

Approximately 84% of the available-for-sale securities held an AAA or AA rating at June 30, 2012, as rated by Moody's, Standard & Poor's and, for Canadian securities, Dominion Bond Rating Service. All available-for-sale securities were rated as investment grade at June 30, 2012.

The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the fiscal year, and averaged approximately $17,898.2 million, $16,865.4 million, and $15,194.5 million in fiscal 2012, 2011, and 2010, respectively.

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2012 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$(0.1)	$ 43.6	$ --	$ --	$(0.1)	$ 43.6
Corporate bonds	(1.1)	234.8	(0.4)	20.2	(1.5)	255.0
Canadian provincial bonds	(0.3)	58.5	--	--	(0.3)	58.5
Asset-backed securities	--	13.6	--	--	--	13.6
Municipal bonds	(0.1)	22.8	--	--	(0.1)	22.8
Canadian government obligations and Canadian government agency obligations	(0.6)	209.4	--	--	(0.6)	209.4
Other securities	(0.1)	26.3	--	--	(0.1)	26.3
	$(2.3)	$609.0	$(0.4)	$20.2	$(2.7)	$629.2

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2011 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$(12.1)	$1,049.0	$ --	$ --	$(12.1)	$1,049.0
Corporate bonds	(16.9)	945.2	--	--	(16.9)	945.2
Canadian provincial bonds	(0.8)	88.5	--	--	(0.8)	88.5
Asset-backed securities	--	0.5	--	--	--	0.5
Municipal bonds	(0.6)	35.0	--	--	(0.6)	35.0
Canadian government obligations and Canadian government agency obligations	(1.3)	227.7	--	--	(1.3)	227.7
Other securities	(2.9)	171.1	--	--	(2.9)	171.1
	$(34.6)	$2,517.0	$ --	$ --	$(34.6)	$2,517.0

Expected maturities of available-for-sale securities at June 30, 2012 are as follows:

Maturity Dates:	
Due in one year or less	$ 2,984.5
Due after one year up to two years	1,617.1
Due after two years up to three years	3,435.2
Due after three years up to four years	4,054.4
Due after four years	6,002.2
Total available-for-sale securities	$18,093.4

For the securities in an unrealized loss position of $2.7 million at June 30, 2012, the Company concluded that it did not have the intent to sell such securities and that it was not more likely than not that the Company would be required to sell such securities before recovery. The securities with unrealized losses of $2.7 million were primarily comprised of corporate bonds and Canadian government obligations and Canadian government agency obligations. In order to determine whether such losses were due to credit losses, the Company evaluated such securities utilizing a variety of quantitative and qualitative factors including whether the Company expects to collect all amounts due under the contractual terms of the security, information about current and past events of the issuer, and the length of time and the extent to which the fair value has been less than the cost basis. At June 30, 2012, the Company concluded that unrealized losses on available-for-sale securities held at June 30, 2012 were not credit losses and were attributable to changes in interest rates. As a result, the Company concluded that the $2.7 million in unrealized losses on such securities should be recorded in accumulated other comprehensive income on the Consolidated Balance Sheets at June 30, 2012.

NOTE 6. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and is based upon the Company's principal or most advantageous market for a specific asset or liability.

U.S. GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

Level 1 Fair value is determined based upon quoted prices for identical assets or liabilities that are traded in active markets.

Level 2 Fair value is determined based upon inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in markets that are not active;
- inputs other than quoted prices that are observable for the asset or liability; or
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Fair value is determined based upon inputs that are unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based upon the best information available in the circumstances (*e.g.*, internally derived assumptions surrounding the timing and amount of expected cash flows).

Available-for-sale securities included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Over 99% of the Company's available-for-sale securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. To determine the fair value of the Company's Level 2 investments, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source. The Company has not adjusted the prices obtained from the independent pricing service. The Company has no available-for-sale securities included in Level 3.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. In certain instances, the inputs used to measure fair value may meet the definition of more than one level of the fair value hierarchy. The significant input with the lowest level priority is used to determine the applicable level in the fair value hierarchy.

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2012. Included in the table are available-for-sale securities within corporate investments of $117.3 million and funds held for clients of $17,976.1 million. Refer to Note 5 for additional disclosure in relation to corporate investments and funds held for clients.

	Level 1	Level 2	Level 3	Total
U.S Treasury and direct obligations of U.S. government agencies	$ --	$ 6,674.6	$ --	$ 6,674.6
Corporate bonds	--	7,368.0	--	7,368.0
Canadian provincial bonds	--	655.9	--	655.9
Asset-backed securities	--	548.4	--	548.4
Municipal bonds	--	552.9	--	552.9
Canadian government obligations and Canadian government agency obligations	--	1,017.0	--	1,017.0
Other securities	20.6	1,256.0	--	1,276.6
Total available-for-sale securities	$ 20.6	$18,072.8	$ --	$18,093.4

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2011. Included in the table are available-for-sale securities within corporate investments of $134.3 million and funds held for clients of $16,793.2 million.

	Level 1	Level 2	Level 3	Total
U.S Treasury and direct obligations of U.S. government agencies	$ --	$ 6,759.1	$ --	$ 6,759.1
Corporate bonds	--	6,126.6	--	6,126.6
Canadian provincial bonds	--	494.3	--	494.3
Asset-backed securities	--	447.8	--	447.8
Municipal bonds	--	516.2	--	516.2
Canadian government obligations and Canadian government agency obligations	--	1,101.5	--	1,101.5
Other securities	20.1	1,461.9	--	1,482.0
Total available-for-sale securities	$ 20.1	$16,907.4	$ --	$16,927.5

NOTE 7. RECEIVABLES

Accounts receivable, net, includes the Company's trade receivables, which are recorded based upon the amount the Company expects to receive from its clients, net of an allowance for doubtful accounts. The Company's receivables also include notes receivable for the financing of the sale of computer systems, primarily from auto, truck, motorcycle, marine, recreational vehicle and heavy equipment retailers and manufacturers. Notes receivable are recorded based upon the amount the Company expects to receive from its clients, net of an allowance for doubtful accounts and unearned income. The allowance for doubtful accounts is the Company's best estimate of probable credit losses related to trade receivables and notes receivable based upon the aging of the receivables, historical collection data, internal assessments of credit quality and the economic conditions in the automobile industry, as well as in the economy as a whole. The Company charges off uncollectable amounts against the reserve in the period in which it determines they are uncollectable. Unearned income on notes receivable is amortized using the effective interest method.

The Company's receivables, whose carrying value approximates fair value, are as follows:

	June 30, 2012		June 30, 2011	
	Current	Long-term	Current	Long-term
Trade receivables	$1,363.7	$ --	$1,333.2	$ --
Notes receivable	89.1	145.5	90.5	146.4
Less:				
Allowance for doubtful accounts - trade receivables	(41.1)	--	(44.8)	--
Allowance for doubtful accounts - notes receivable	(5.4)	(8.8)	(5.7)	(9.4)
Unearned income-notes receivable	(7.0)	(6.9)	(8.4)	(8.3)
Total	$1,399.3	$129.8	$1,364.8	$128.7

Long-term receivables at June 30, 2012 mature as follows:

2014	$ 66.0
2015	$ 43.5
2016	$ 26.1
2017	$ 9.9
	$145.5

The Company determines the allowance for doubtful accounts related to notes receivable based upon a specific reserve for known collection issues, as well as a non-specific reserve based upon aging, both of which are based upon history of such losses and current economic conditions. Based upon the Company's methodology, the notes receivable balances with specific and non-specific reserves and the specific and non-specific reserves associated with those balances are as follows:

	June 30, 2012			
	Notes Receivable		Reserve	
	Current	Long-term	Current	Long-term
Specific Reserve	$ 0.4	$ 0.6	$0.4	$0.6
Non-specific Reserve	88.7	144.9	5.0	8.2
Total	$89.1	$145.5	$5.4	$8.8

	June 30, 2011			
	Notes Receivable		Reserve	
	Current	Long-term	Current	Long-term
Specific Reserve	$ 0.6	$ 0.9	$0.6	$0.9
Non-specific Reserve	89.9	145.5	5.1	8.5
Total	$90.5	$146.4	$5.7	$9.4

The rollforward of the allowance for doubtful accounts related to notes receivable is as follows:

	Current	Long-term
Balance at June 30, 2010	$ 9.4	$16.1
Incremental provision	1.8	3.0
Recoveries	(3.7)	(6.8)
Chargeoffs	(1.8)	(2.9)
Balance at June 30, 2011	$ 5.7	$ 9.4
Incremental provision	1.7	2.1
Recoveries	(1.1)	(1.5)
Chargeoffs	(0.9)	(1.2)
Balance at June 30, 2012	$ 5.4	$ 8.8

The allowance for doubtful accounts as a percentage of notes receivable was approximately 6% as of June 30, 2012 and 6% as of June 30, 2011.

Notes receivable aged over 30 days past due are considered delinquent. Notes receivable aged over 60 days past due and notes receivable with known collection issues are placed on non-accrual status. Interest revenue is not recognized on notes receivable while on non-accrual status. Cash payments received on non-accrual receivables are applied towards the principal. When notes receivable on non-accrual status are again less than 60 days past due, recognition of interest revenue for notes receivable is resumed. At June 30, 2012, the Company had $0.4 million in notes receivable on non-accrual status, including $0.1 million of notes receivable aged over 60 days past due. At June 30, 2011, the Company had $2.2 million in notes receivable on non-accrual status, including $0.1 million of notes receivable aged over 60 days past due. During fiscal 2012 and 2011, the charge-offs as a percentage of notes receivable were 0.9% and 1.9% respectively.

On an ongoing basis, the Company evaluates the credit quality of its financing receivables, utilizing aging of receivables, collection experience and charge-offs. In addition, the Company evaluates economic conditions in the auto industry and specific dealership matters, such as bankruptcy. As events related to a specific client dictate, the credit quality of a client is reevaluated.

The aging of the notes receivable past due at June 30, 2012 is as follows:

	Over 30 days to 60 days	Over 60 days
Notes Receivables	$0.7	$0.1

At June 30, 2012, approximately 100% of notes receivable are current.

The aging of the notes receivable past due at June 30, 2011 is as follows:

	Over 30 days to 60 days	Over 60 days
Notes Receivables	$1.2	$0.1

At June 30, 2011, approximately 99% of notes receivable are current.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2012 and 2011 are as follows:

June 30,	2012	2011
Property, plant and equipment:		
Land and buildings	$ 710.4	$ 698.4
Data processing equipment	815.4	791.0
Furniture, leaseholds and other	431.6	462.3
	1,957.4	1,951.7
Less: accumulated depreciation	(1,251.1)	(1,235.5)
Property, plant and equipment, net	$ 706.3	$ 716.2

Depreciation of property, plant and equipment was $146.9 million, $146.3 million, and $152.6 million for fiscal 2012, 2011, and 2010, respectively.

NOTE 9. ASSETS HELD FOR SALE

In fiscal 2012, the Company reclassified assets related to two buildings as assets held for sale which were previously reported in property, plant and equipment, net on the Consolidated Balance Sheets. In fiscal 2011, the Company reclassified an additional two buildings as assets held for sale that were previously reported in property, plant and equipment, net on the Consolidated Balance Sheets. These two buildings were subsequently sold during fiscal 2012. At June 30, 2010, the Company had $11.8 million classified as assets held for sale on the Consolidated Balance Sheets relating to two buildings that were subsequently sold during fiscal 2011.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal year ended June 30, 2012 and 2011 are as follows:

	Employer Services	PEO Services	Dealer Services	Total
Balance as of June 30, 2010	$ 1,611.3	$4.8	$ 767.2	$2,383.3
Additions and other adjustments, net	251.3	--	332.9	584.2
Currency translation adjustments	72.4	--	33.7	106.1
Balance as of June 30, 2011	$ 1,935.0	$4.8	$ 1,133.8	$3,073.6
Additions and other adjustments, net	106.8	--	56.2	163.0
Currency translation adjustments	(60.9)	--	(20.4)	(81.3)
Balance as of June 30, 2012	$ 1,980.9	$4.8	$ 1,169.6	$3,155.3

In fiscal 2012, 2011, and 2010, the Company performed the required annual impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

June 30,	2012	2011
Intangibles:		
Software and software licenses	$ 1,423.7	$ 1,322.4
Customer contracts and lists	863.1	821.0
Other intangibles	241.9	238.3
	2,528.7	2,381.7
Less accumulated amortization:		
Software and software licenses	(1,153.0)	(1,062.1)
Customer contracts and lists	(492.2)	(443.7)
Other intangibles	(172.3)	(160.2)
	(1,817.5)	(1,666.0)
Intangible assets, net	$ 711.2	$ 715.7

Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 8 years (4 years for software and software licenses, 10 years for customer contracts and lists, and 8 years for other intangibles). Amortization of intangible assets was $176.4 million, $171.9 million, and $156.6 million for fiscal 2012, 2011, and 2010, respectively.

Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

	Amount
Twelve months ending June 30, 2013	$ 159.4
Twelve months ending June 30, 2014	$ 129.9
Twelve months ending June 30, 2015	$ 99.3
Twelve months ending June 30, 2016	$ 70.2
Twelve months ending June 30, 2017	$ 61.2

The Company has not incurred significant costs to renew or extend the term of acquired intangible assets during fiscal 2012.

NOTE 11. SHORT-TERM FINANCING

The Company has a $2.0 billion, 364-day credit agreement with a group of lenders that matures in June 2013. In addition, the Company has a four-year $3.25 billion credit facility maturing in June 2015 that contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The Company also has a $1.5 billion five-year credit facility that matures in June 2017 that also contains an accordion feature under which the aggregate commitment can be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to committed borrowings is tied to LIBOR, the federal funds effective rate or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2012 under the credit agreements.

The Company's U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.75 billion in aggregate maturity value of commercial paper. The Company's commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2012 and 2011, the Company had no commercial paper outstanding. In fiscal 2012 and 2011, the Company's average borrowings were $2.3 billion and $1.6 billion, at weighted average interest rates of 0.1% and 0.2%. The weighted average maturity of the Company's commercial paper in fiscal 2012 and 2011 was approximately two days for both fiscal years.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements. These agreements are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. The Company has $3.0 billion available to it on a committed basis under these reverse repurchase agreements. At June 30, 2012 and 2011, there were no outstanding obligations under reverse repurchase agreements. In fiscal 2012 and 2011, the Company had average outstanding balances under reverse repurchase agreements of $297.7 million and $505.2 million, respectively, at weighted average interest rates of 0.6% and 0.4%, respectively.

NOTE 12. FOREIGN CURRENCY RISK MANAGEMENT PROGRAMS

The Company is exposed to market risk from changes in foreign currency exchange rates that could impact its consolidated results of operations, financial position or cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes.

During fiscal 2010, the Company was exposed to foreign exchange fluctuations on U.S. Dollar denominated short-term intercompany amounts payable by a Canadian subsidiary to a U.S. subsidiary of the Company in the amount of $178.6 million U.S. Dollars. In order to manage the exposure related to the foreign exchange fluctuations between the Canadian Dollar and the U.S. Dollar, the Canadian subsidiary entered into a foreign exchange forward contract, which obligated the Canadian subsidiary to buy $178.6 million U.S. dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009. Upon settlement of such contract on December 1, 2009, an additional foreign exchange forward contract was entered into that obligated the Canadian subsidiary to buy $29.4 million U.S. Dollars at a rate of 1.06 Canadian dollars to each U.S. Dollar on February 26, 2010. The net loss on the foreign exchange forward contracts of $15.8 million for the twelve months ended June 30, 2010 was recognized in earnings in fiscal 2010 and substantially offset the foreign currency mark-to-market gains and losses on the related short-term intercompany amounts payable. The short-term intercompany amounts payable were fully paid by the Canadian subsidiary to the U.S. subsidiary by February 2010.

There were no derivative financial instruments outstanding at June 30, 2012, 2011, or 2010.

NOTE 13. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of grant. Stock-based compensation consists of the following:

- **Stock Options.** Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are issued under a graded vesting schedule. Options granted prior to July 1, 2008 generally vest ratably over five years and have a term of 10 years. Options granted after July 1, 2008 generally vest ratably over four years and have a term of 10-years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

- **Employee Stock Purchase Plan.** The Company offers an employee stock purchase plan that allows eligible employees to purchase shares of common stock at a price equal to 95% of the market value for the Company's common stock on the last day of the offering period. This plan has been deemed non-compensatory and therefore, no compensation expense has been recorded.

- **Restricted Stock.**

    - **Time-Based Restricted Stock.** The Company has issued time-based restricted stock to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock based on market prices on the date of grant on a straight-line basis over the period in which the transfer restrictions exist, which is up to five years from the date of grant.

    - **Performance-Based Restricted Stock.** The performance-based restricted stock program has a one-year performance period, and a subsequent six-month service period. Under this program, the Company communicates "target awards" to employees at the beginning of the performance period and, as such, dividends are not paid in respect of the "target awards" during the performance period. After the performance period, if the performance targets are achieved, associates are eligible to receive dividends on shares awarded under the program. The performance target is based on earnings per share growth over the performance period, with possible payouts ranging from 0% to 150% of the "target awards." Stock-based compensation expense is measured based upon the fair value of the award on the grant date. Compensation expense is recognized on a straight-line basis over the vesting period of approximately 18 months, based upon the probability that the performance target will be met.

The Company currently utilizes treasury stock to satisfy stock option exercises, issuances under the Company's employee stock purchase plan and restricted stock awards. From time to time, the Company may repurchase shares of its common stock under its authorized share repurchase programs. The Company repurchased 14.6 million shares in fiscal 2012 as compared to 14.2 million shares repurchased in fiscal 2011. The Company considers several factors in determining when to execute share repurchases, including, among other things, actual and potential acquisition activity, cash balances and cash flows, issuances due to employee benefit plan activity, and market conditions.

Stock-based compensation expense of $78.7 million, $76.3 million, and $67.6 million was recognized in earnings from continuing operations in fiscal 2012, 2011, and 2010, respectively, as well as related tax benefits of $29.0 million, $28.2 million, and $22.3 million, respectively.

Years ended June 30,	2012	2011	2010
Operating expenses	$13.4	$13.1	$11.7
Selling, general and administrative expenses	53.8	51.8	45.9
System development and programming costs	11.5	11.4	10.0
Total pretax stock-based compensation expense	$78.7	$76.3	$67.6

As of June 30, 2012, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock awards amounted to $8.8 million and $40.5 million, respectively, which will be amortized over the weighted average remaining requisite service period of 1.8 years and 1.0 years, respectively.

In fiscal 2012, the following activity occurred under our existing plans:

Stock Options:

Year ended June 30, 2012	Number of Options (in thousands)	Weighted Average Price per Share (in dollars)
Options outstanding, beginning of year	21,714	$40
Options granted	1,136	$54
Options exercised	(6,228)	$40
Options canceled	(435)	$42
Options outstanding, end of year	16,187	$41
Options exercisable, end of year	13,632	$39
Shares available for future grants, end of year	29,452	
Shares reserved for issuance under stock option plans, end of year	45,639	

Performance-Based Restricted Stock:

Year ended June 30, 2012	Number of Shares (in thousands)
Restricted shares outstanding, beginning of year	1,351
Restricted shares granted	1,801
Restricted shares vested	(1,581)
Restricted shares forfeited	(97)
Restricted shares outstanding, end of year	1,474

Time-Based Restricted Stock:

Year ended June 30, 2012	Number of Shares (in thousands)
Restricted shares outstanding, beginning of year	493
Restricted shares granted	31
Restricted shares vested	(144)
Restricted shares forfeited	(22)
Restricted shares outstanding, end of year	358

The aggregate intrinsic value of stock options outstanding and exercisable as of June 30, 2012 was $245.0 million and $221.7 million, respectively, which has a remaining life of 4.1 years and 3.4 years, respectively. The aggregate intrinsic value for stock options exercised in fiscal 2012, 2011, and 2010 was $83.8 million, $95.7 million and $29.1 million, respectively.

In fiscal 2010, the Company issued 1.4 million shares in connection with the final compensatory employee stock purchase plan offering that vested on December 31, 2009.

The fair value of each stock option issued is estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The fair value for stock options granted was estimated at the date of grant using the following assumptions:

Years ended June 30,	2012	2011	2010
Risk-free interest rate	0.8% - 1.0%	1.4% - 2.4%	2.3% - 2.6%
Dividend yield	2.8% - 3.1%	2.9% - 3.3%	3.2% - 3.4%
Weighted average volatility factor	24.9% - 25.9%	24.5% - 24.9%	25.9% - 30.4%
Weighted average expected life (in years)	5.2 - 5.3	5.1 - 5.2	5.0 - 5.1
Fair value	$8.46	$7.59	$7.05

The weighted average fair values of shares granted were as follows:

Year ended June 30,	2012
Performance-based restricted stock	$44.33
Time-based restricted stock	$54.40

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate varies from year-to-year based on the ten-year U.S. Treasury rate. Employees are fully vested upon completion of three years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officers Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

The Company is required to (a) recognize in its statement of financial position an asset for a plan's net overfunded status or a liability for a plan's net underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in accumulated other comprehensive income (loss).

The Company's pension plans funded status as of June 30, 2012 and 2011 is as follows:

June 30,	2012	2011
Change in plan assets:		
Fair value of plan assets at beginning of year	$1,313.3	$ 981.7
Actual return on plan assets	106.6	200.0
Employer contributions	91.6	158.1
Currency translation adjustments	(4.6)	8.1
Benefits paid	(37.4)	(34.6)
Fair value of plan assets at end of year	$1,469.5	$1,313.3
Change in benefit obligation:		
Benefit obligation at beginning of year	$1,178.8	$1,087.9
Service cost	57.2	52.5
Interest cost	62.1	56.6
Actuarial (gains)/losses	159.4	(5.4)
Currency translation adjustments	(10.8)	14.5
Benefits paid	(37.4)	(34.6)
Acquisitions	2.8	7.3
Projected benefit obligation at end of year	$1,412.1	$1,178.8
Funded status - plan assets less benefit obligations	$ 57.4	$ 134.5

The amounts recognized on the Consolidated Balance Sheets as of June 30, 2012 and 2011 consisted of:

June 30,	2012	2011
Noncurrent assets	$ 170.3	$231.5
Current liabilities	(4.3)	(4.5)
Noncurrent liabilities	(108.6)	(92.5)
Net amount recognized	$ 57.4	$134.5

The accumulated benefit obligation for all defined benefit pension plans was $1,399.9 million and $1,167.4 million at June 30, 2012 and 2011, respectively.

The Company's pension plans with accumulated benefit obligations in excess of plan assets as of June 30, 2012 and 2011 had the following projected benefit obligation, accumulated benefit obligation and fair value of plan assets:

June 30,	2012	2011
Projected benefit obligation	$171.5	$150.7
Accumulated benefit obligation	$161.8	$143.2
Fair value of plan assets	$ 60.8	$ 55.6

The components of net pension costs were as follows:

Years ended June 30,	2012	2011	2010
Service cost - benefits earned during the period	$ 57.2	$ 52.5	$ 47.6
Interest cost on projected benefits	62.1	56.6	59.1
Expected return on plan assets	(97.6)	(88.5)	(76.5)
Amortization of losses	15.0	20.1	4.5
	$ 36.7	$ 40.7	$ 34.7

The net actuarial loss, prior service cost and transition obligation for the defined benefit pension plans that are included in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are $411.0 million, $6.2 million, and $0.7 million, respectively, at June 30, 2012. The estimated net actuarial loss, prior service cost, and transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are $29.3 million, $1.4 million, and $0.2 million, respectively, at June 30, 2012.

Assumptions used to determine the actuarial present value of benefit obligations were:

Years ended June 30,	2012	2011
Discount rate	3.90%	5.40%
Increase in compensation levels	4.00%	4.00%

Assumptions used to determine the net pension expense generally were:

Years ended June 30,	2012	2011	2010
Discount rate	5.40%	5.25%	6.80%
Expected long-term rate of return on assets	7.25%	7.25%	7.25%
Increase in compensation levels	4.00%	5.50%	5.50%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The expected long-term rate of return on assets is determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' asset allocations at June 30, 2012 and 2011 by asset category were as follows:

	2012	2011
United States Fixed Income Securities	41%	38%
United States Equity Securities	41%	41%
International Securities	18%	21%
Total	100%	100%

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities, including large capitalization and small capitalization U.S. equities, international equities, U.S. fixed income securities and cash.

The target asset allocation ranges are generally as follows:

United States Fixed Income Securities	35% – 45%
United States Equity Securities	37% – 50%
International Equity Securities	12% – 20%

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued utilizing inputs obtained from an independent pricing service, which are reviewed by the Company for reasonableness. To determine the fair value of our Level 2 plan assets, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. The Plan has no Level 3 investments at June 30, 2012.

The following table presents the investments of the pension plans measured at fair value at June 30, 2012:

	Level 1	Level 2	Level 3	Total
Comingled trusts	$ --	$ 583.5	$--	$ 583.5
U.S. Government securities	--	272.5	--	272.5
Mutual funds	269.6	--	--	269.6
Corporate and municipal bonds	--	272.8	--	272.8
Mortgage-backed security bonds	--	13.9	--	13.9
Total pension assets	$ 269.6	$1,142.7	$--	$1,412.3

In addition to the investments in the above table, the pension plans also held cash and cash equivalents of $57.2 million as of June 30, 2012.

The following table presents the investments of the pension plans measured at fair value at June 30, 2011:

	Level 1	Level 2	Level 3	Total
Comingled trusts	$ --	$ 529.7	$--	$ 529.7
U.S. Government securities	--	207.4	--	207.4
Mutual funds	283.4	--	--	283.4
Corporate and municipal bonds	--	237.7	--	237.7
Mortgage-backed security bonds	--	33.1	--	33.1
Total pension assets	$ 283.4	$ 1,007.9	$--	$ 1,291.3

In addition to the investments in the above table, the pension plans also held cash and cash equivalents of $22.0 million as of June 30, 2011.

Contributions

During fiscal 2012, the Company contributed $91.6 million to the pension plans. In July 2012, the Company contributed $125.0 million to the pension plans and expects to contribute an additional $8.3 million to the pension plans during its fiscal year ended June 30, 2013 ("fiscal 2013").

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2013 to 2017 are $48.2 million, $52.8 million, $60.4 million, $67.4 million and $77.4 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2018 to 2022 are $525.7 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligations at June 30, 2012 and includes estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 35% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $65.9 million, $57.5 million, and $55.8 million for the calendar years ended December 31, 2011, 2010, and 2009, respectively.

NOTE 14. INCOME TAXES

Earnings from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years ended June 30,	2012	2011	2010
Earnings from continuing operations before income taxes:			
United States	$1,888.6	$1,675.1	$1,638.0
Foreign	233.5	257.6	225.2
	$2,122.1	$1,932.7	$1,863.2

The provision (benefit) for income taxes consists of the following components:

Years ended June 30,	2012	2011	2010
Current:			
Federal	$540.4	$449.3	$401.3
Foreign	87.3	96.9	104.4
State	67.8	24.7	54.1
Total current	695.5	570.9	559.8
Deferred:			
Federal	50.4	95.7	106.8
Foreign	(9.3)	(1.8)	(15.1)
State	(3.0)	13.7	4.4
Total deferred	38.1	107.6	96.1
Total provision for income taxes	$733.6	$678.5	$655.9

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years ended June 30,	2012	%	2011	%	2010	%
Provision for taxes at U.S. statutory rate	$742.7	35.0	$676.5	35.0	$652.1	35.0
Increase (decrease) in provision from:						
State taxes, net of federal tax	38.1	1.8	29.2	1.5	34.5	1.9
Tax on foreign income	51.4	2.5	30.3	1.6	15.1	0.8
Utilization of foreign tax credits	(51.7)	(2.5)	(26.0)	(1.3)	(14.9)	(0.8)
Tax settlements	--	--	--	--	--	--
Resolution of tax matters	--	--	--	--	(12.2)	(0.7)
Section 199 - Qualified Production Activities	(22.4)	(1.1)	(18.2)	(1.0)	(11.8)	(0.6)
Other	(24.5)	(1.1)	(13.3)	(0.7)	(6.9)	(0.4)
	$733.6	34.6	$678.5	35.1	$655.9	35.2

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

Years ended June 30,	2012	2011
Deferred tax assets:		
Accrued expenses not currently deductible	$226.9	$205.8
Stock-based compensation expense	91.1	95.7
Net operating losses	102.0	111.4
Other	17.2	10.8
	437.2	423.7
Less: valuation allowances	(54.7)	(62.7)
Deferred tax assets, net	$382.5	$361.0
Deferred tax liabilities:		
Prepaid retirement benefits	$ 88.9	$ 97.7
Deferred revenue	61.2	62.3
Fixed and intangible assets	256.2	298.9
Prepaid expenses	84.8	61.3
Unrealized investment gains, net	247.0	194.3
Tax on unrepatriated earnings	14.1	20.0
Other	4.1	0.4
Deferred tax liabilities	$756.3	$734.9
Net deferred tax liabilities	$373.8	$373.9

There are $44.4 million and $35.2 million of current deferred tax assets included in other current assets on the Consolidated Balance Sheets at June 30, 2012 and 2011, respectively. There are $52.1 million and $62.3 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2012 and 2011, respectively. There are $79.0 million, and $97.9 million of current deferred tax liabilities included in accrued expenses and other current liabilities on the Consolidated Balance Sheets at June 30, 2012 and 2011, respectively.

Income taxes have not been provided on undistributed earnings of certain foreign subsidiaries in an aggregate amount of approximately $932.7 million as of June 30, 2012, as the Company considers such earnings to be permanently reinvested outside of the United States. The additional U.S. income tax that would arise on repatriation of the remaining undistributed earnings could be offset, in part, by foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income tax that might be payable.

The Company has estimated foreign net operating loss carry-forwards of approximately $129.0 million as of June 30, 2012, of which $63.4 million expires through 2032 and $65.6 million has an indefinite utilization period. As of June 30, 2012, the Company has approximately $113.6 million of federal net operating loss carry-forwards from acquired companies. The net operating loss has an annual utilization limitation pursuant to section 382 of the Internal Revenue Code and expires through 2031.

The Company has state net operating loss carry-forwards of approximately $215.5 million as of June 30, 2012, which expire through 2031.

The Company has recorded valuation allowances of $54.7 million and $62.7 million at June 30, 2012 and 2011, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized.

Income tax payments were approximately $660.3 million, $628.7 million, and $693.4 million for fiscal 2012, 2011, and 2010, respectively.

As of June 30, 2012, 2011, and 2010 the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $84.7 million, $105.7 million, and $107.2 million respectively. The amount that, if recognized, would impact the effective tax rate is $43.7 million, $56.3 million, and $52.8 million, respectively. The remainder, if recognized, would principally affect deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Unrecognized tax benefits at beginning of the year	$105.7	$107.2	$ 92.8
Additions for tax positions	8.0	9.7	13.3
Reductions for tax positions	(0.8)	(2.4)	(2.1)
Additions for tax positions of prior periods	13.0	17.3	29.6
Reductions for tax positions of prior periods	(21.6)	(23.3)	(1.0)
Settlement with tax authorities	(4.2)	(4.5)	(5.0)
Expiration of the statute of limitations	(9.8)	(0.4)	(20.3)
Impact of foreign exchange rate fluctuations	(5.6)	2.1	(0.1)
Unrecognized tax benefits at end of year	$ 84.7	$105.7	$107.2

Interest expense and penalties associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Consolidated Earnings. During the fiscal years ended June 30, 2012, 2011, and 2010, the Company recorded interest expense of $1.2 million, $1.7 million, and $4.0 million, respectively. Penalties incurred during fiscal years ended June 30, 2012, 2011, and 2010 were not material. At June 30, 2012, the Company had accrued interest of $14.4 million recorded on the Consolidated Balance Sheets, of which $1.6 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2011, the Company had accrued interest of $15.4 million recorded on the Consolidated Balance Sheets, of which $0.4 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2012, the Company had accrued penalties of $2.1 million recorded on the Consolidated Balance Sheets, of which $0.7 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2011, the Company had accrued penalties of $3.4 million recorded on the Consolidated Balance Sheets, of which $0.1 million was recorded within income taxes payable, and the remainder was recorded within other liabilities.

The Company is routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations. The tax years currently under examination vary by jurisdiction. Examinations in progress in which the Company has significant business operations are as follows:

Taxing Jurisdiction	Fiscal Years under Examination
U.S. (IRS)	2011 – 2012
California	2006 – 2008
Illinois	2004 – 2005
New Jersey	2002 – 2008
France	2009 – 2011

The Company regularly considers the likelihood of assessments resulting from examinations in each of the jurisdictions. The resolution of tax matters is not expected to have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $10.0 million in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

In fiscal 2012, the Company reached agreements with the IRS regarding all outstanding tax audit issues in dispute for the tax years ended June 30, 2009 and June 30, 2010, which did not have a material impact to the consolidated financial statements of the Company.

In January 2010, the Company reached an agreement with the IRS regarding all outstanding tax audit issues in dispute for the tax years ended June 30, 2007 and June 30, 2008, which did not have a material impact to the consolidated financial statements of the Company.

NOTE 15. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $252.6 million, $159.2 million, and $175.4 million in fiscal 2012, 2011, and 2010, respectively, with minimum commitments at June 30, 2012 as follows:

Years ending June 30,	
2013	$173.7
2014	127.1
2015	90.8
2016	46.8
2017	23.6
Thereafter	26.6
	$488.6

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2012, the Company has purchase commitments of approximately $797.9 million relating to software and equipment purchases and maintenance contracts, of which $350.5 million relates to the fiscal year ending June 30, 2013, $143.8 million relates to the fiscal year ending June 30, 2014 and the remaining $303.6 million relates to fiscal years ending June 30, 2015 through fiscal 2017.

On July 18, 2011, athenahealth, Inc. filed a complaint against ADP AdvancedMD, Inc. ("ADP AdvancedMD"), a subsidiary of the Company. athenahealth, Inc. alleged that ADP AdvancedMD's activities in providing medical practice management and billing and revenue management software and associated services to physicians and medical practice managers infringe two of athenahealth, Inc.'s patents. On May 16, 2012, athenahealth, Inc. and the Company entered into a joint stipulation to dismiss without prejudice their claims and counterclaims related to one of the two patents. athenahealth, Inc. seeks monetary damages, injunctive relief, and costs in connection with its claim related to the other patent. The Company believes that it has meritorious defenses to this claim, and is continuing to vigorously defend itself against the allegations.

In June 2011, the Company received a Commissioner's Charge from the U.S. Equal Employment Opportunity Commission ("EEOC") alleging that the Company has violated Title VII of the Civil Rights Act of 1964 by refusing to recruit, hire, transfer and promote certain persons on the basis of their race, in the State of Illinois from at least the period of January 1, 2007 to the present. The Company continues to investigate the allegations set forth in the Commissioner's Charge and is cooperating with the EEOC's investigation.

The Company is subject to various claims and litigation in the normal course of business. When a loss is considered probable and reasonably estimable, the Company records a liability in the amount of its best estimate for the ultimate loss. At this time the Company is unable to estimate any reasonably possible loss, or range of reasonably possible loss, with respect to the matters described above. This is primarily because these matters are still in early stages and involve complex issues subject to inherent uncertainty. There can be no assurance that these matters will be resolved in a manner that is not adverse to the Company.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 16. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in stockholders' equity. Other comprehensive income (loss) was $(136.9) million, $157.6 million, and $53.5 million in fiscal 2012, 2011, and 2010, respectively. The accumulated balances reported in accumulated other comprehensive income on the Consolidated Balance Sheets for each component of other comprehensive income (loss) are as follows:

June 30,	2012	2011	2010
Currency translation adjustments	$ 42.0	$ 183.1	$ 16.4
Unrealized net gain on available-for-sale securities, net of tax	461.3	369.8	457.8
Pension liability adjustment, net of tax	(273.1)	(185.8)	(264.7)
Accumulated other comprehensive income	$ 230.2	$ 367.1	$ 209.5

NOTE 17. FINANCIAL DATA BY SEGMENT AND GEOGRAPHIC AREA

Based upon similar economic characteristics and operational characteristics, the Company's strategic business units have been aggregated into the following three reportable segments: Employer Services, PEO Services, and Dealer Services. The primary components of the "Other" segment are the results of operations of ADP Indemnity, non-recurring gains and losses, miscellaneous processing services, such as customer financing transactions, and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2011 and 2010 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2012 budgeted foreign exchange rates. In addition, there is a reconciling item for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. The reportable segments' results also include an internal cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are reconciling items to our reportable segments' revenues and/or earnings from continuing operations before income taxes and results in the elimination of these adjustments/charges in consolidation. Reportable segments' assets from continuing operations include funds held for clients, but exclude corporate cash, corporate marketable securities and goodwill.

					Reconciling Items			
	Employer Services	PEO Services	Dealer Services	Other	Foreign Exchange	Client Fund Interest	Cost of Capital Charge	Total
Year ended June 30, 2012								
Revenues from continuing operations	$ 7,567.7	$1,771.4	$1,683.7	$ 5.5	$(55.9)	$(307.2)	$ --	$10,665.2
Earnings from continuing operations before income taxes	1,972.3	170.2	277.1	(117.6)	2.7	(307.2)	124.6	2,122.1
Assets from continuing operations	23,357.9	376.5	685.9	6,395.2				30,815.5
Capital expenditures for continuing operations	39.9	1.2	39.7	65.4				146.2
Depreciation and amortization	218.4	1.2	99.9	128.4			(124.6)	323.3(a)
Year ended June 30, 2011								
Revenues from continuing operations	$ 7,042.9	$1,543.9	$1,536.0	$ 12.8	$(43.2)	$(212.9)	$ --	$ 9,879.5
Earnings from continuing operations before income taxes	1,856.5	137.3	233.3	(191.9)	(6.5)	(212.9)	116.9	1,932.7
Assets from continuing operations	27,069.0	262.1	677.4	6,229.8	--	--	--	34,238.3
Capital expenditures for continuing operations	51.3	1.2	34.4	97.9	--	--	--	184.8
Depreciation and amortization	210.8	1.1	99.3	123.9	--	--	(116.9)	318.2(a)
Year ended June 30, 2010								
Revenues from continuing operations	$ 6,535.1	$1,316.8	$1,248.1	$ 18.5	$(54.1)	$(136.7)	$ --	$ 8,927.7
Earnings from continuing operations before income taxes	1,741.4	127.2	204.1	(173.9)	(8.9)	(136.7)	110.0	1,863.2
Assets from continuing operations	20,560.5	160.8	517.7	5,623.2	--	--	--	26,862.2
Capital expenditures for continuing operations	42.5	0.3	24.0	23.4	--	--	--	90.2
Depreciation and amortization	217.7	1.3	82.4	117.8	--	--	(110.0)	309.2(a)

(a) Includes $63.3 million, $64.8 million, and $70.6 million for the years ended June 30, 2012, 2011 and 2010, respectively, of depreciation and amortization that does not relate to our services and products.

Revenues and assets from continuing operations by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2012					
Revenues from continuing operations	$ 8,542.5	$1,269.8	$ 447.5	$405.4	$10,665.2
Assets from continuing operations	$26,325.0	$1,969.7	$2,130.5	$390.3	$30,815.5
Year ended June 30, 2011					
Revenues from continuing operations	$ 7,930.3	$1,190.6	$ 428.2	$330.4	$ 9,879.5
Assets from continuing operations	$29,294.8	$2,027.6	$2,497.6	$418.3	$34,238.3
Year ended June 30, 2010					
Revenues from continuing operations	$ 7,195.0	$1,089.8	$ 383.4	$259.5	$ 8,927.7
Assets from continuing operations	$22,401.1	$1,576.8	$2,558.5	$325.8	$26,862.2

NOTE 18. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of our continuing operations for the two fiscal years ended June 30, 2012 and June 30, 2011 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2012				
Revenues	$2,522.5	$2,583.0	$2,923.1	$2,636.6
Costs of revenues	$1,506.1	$1,519.9	$1,624.7	$1,589.3
Gross profit	$1,016.4	$1,063.1	$1,298.4	$1,047.3
Net earnings	$ 302.7	$ 375.0	$ 452.4	$ 258.4
Basic earnings per share	$ 0.62	$ 0.77	$ 0.93	$ 0.53
Diluted earnings per share	$ 0.61	$ 0.76	$ 0.92	$ 0.53
Year ended June 30, 2011				
Revenues	$2,229.4	$2,405.7	$2,737.3	$2,507.1
Costs of revenues	$1,311.9	$1,380.3	$1,520.6	$1,518.7
Gross profit	$ 917.5	$1,025.4	$1,216.7	$ 988.4
Net earnings	$ 278.5	$ 310.1	$ 423.8	$ 241.8
Basic earnings per share	$ 0.57	$ 0.63	$ 0.85	$ 0.49
Diluted earnings per share	$ 0.56	$ 0.62	$ 0.85	$ 0.48

NOTE 19. SUBSEQUENT EVENT (UNAUDITED)

The Company's subsidiary captive insurance company, ADP Indemnity, paid a premium of $141.4 million in July to enter into a reinsurance arrangement with ACE American Insurance Company to cover substantially all losses for the fiscal 2013 policy year up to the $1 million per occurrence retention related to the workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services worksite employees. With the exception of the preceding item and the pension plan contribution in Note 13, there are no further subsequent events for disclosure.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are certifications of ADP's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section should be read in conjunction with the report of Deloitte & Touche LLP that appears on page 81 of this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation (the "evaluation"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2012 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2012 based upon criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2012.

Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of ADP included in this Annual Report on Form 10-K, has issued an attestation report on the operating effectiveness of ADP's internal control over financial reporting. The Deloitte & Touche LLP attestation report is set forth below.

/s/ Carlos A. Rodriguez
Carlos A. Rodriguez
President and Chief Executive Officer

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

Roseland, New Jersey
August 20, 2012

Changes in Internal Control over Financial Reporting

There were no changes in ADP's internal control over financial reporting that occurred during the quarter ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, ADP's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the internal control over financial reporting of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended June 30, 2012 of the Company and our report dated August 20, 2012, expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 20, 2012

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance Executive Officers

The executive officers of the Company, their ages, positions, and the period during which they have been employed by ADP are as follows:

Name	Age	Position	Employed by ADP Since
Steven J. Anenen	59	*President, Dealer Services*	1975
Mark D. Benjamin	41	*President, Employer Services - International*	1992
Michael A. Bonarti	47	*Vice President, General Counsel and Secretary*	1997
Michael L. Capone	45	*Vice President and Chief Information Officer*	1988
Michael C. Eberhard	50	*Vice President and Treasurer*	1998
Edward B. Flynn, III	52	*Vice President, Employer Services – Sales*	1988
Regina R. Lee	55	*President, Employer Services – National Accounts Services, Major Account Services, Benefits Services, Canada, and GlobalView*	1982
Dermot J. O'Brien	46	*Chief Human Resources Officer*	2012
Anish Rajparia	41	*President, Employer Services – Small Business Services, TotalSource, and Retirement Services*	2002
Christopher R. Reidy	55	*Chief Financial Officer*	2006
Carlos A. Rodriguez	48	*President and Chief Executive Officer*	1999
Alan Sheiness	54	*Corporate Controller and Principal Accounting Officer*	1984
Jan Siegmund	48	*President, Employer Services – Added Value Services and Chief Strategy Officer*	1999

Steven J. Anenen joined ADP in 1975. He has served as President, Dealer Services since 2004.

Mark D. Benjamin joined ADP in 1992. Prior to his promotion to President, Employer Services – International in July 2011, he served as Senior Vice President, Small Business Services, TotalSource, and Resource from 2008 to June 2011, and as Senior Vice President, TotalSource from 2007 to 2008.

Michael A. Bonarti joined ADP in 1997. Prior to his promotion to Vice President, General Counsel and Secretary in June 2010, he served as Staff Vice President and Associate General Counsel from November 2007 to June 2010, and as Associate General Counsel from January 2007 to November 2007.

Michael L. Capone joined ADP in 1988. Prior to his promotion to Vice President and Chief Information Officer in 2008, he served as Senior Vice President and General Manager of GlobalView from 2005 to 2008.

Michael C. Eberhard joined ADP in 1998. Prior to his promotion to Vice President and Treasurer in 2009, he served as Staff Vice President and Assistant Treasurer from 2007 to 2009.

Edward B. Flynn, III joined ADP in 1988. Prior to his promotion to Vice President, Employer Services – Sales in 2009, he served as President, Employer Services – International from 2008 to 2009 and as Senior Vice President of Sales for Employer Services, International, from 2004 to 2008.

Regina R. Lee joined ADP in 1982. Prior to her promotion to President – National Account Services, Major Account Services, Benefits Services, Canada, and GlobalView in 2011, she served as President, Employer Services – Small Business Services and Major Account Services in 2010, as President, Employer Services – National Account Services and Employer Services – International from 2008 to 2010, and as President, National Account Services, Employer Services from 2005 to 2008.

Anish Rajparia joined ADP in 2002. Prior to his promotion to President, Employer Services – Small Business Services, TotalSource, and Retirement Services in 2011, he served as President, Employer Services – International from 2009 to 2010, and as President, Employer Services – Europe from 2006 to 2009.

Dermot J. O'Brien joined ADP in 2012 as Chief Human Resources Officer. Prior to joining ADP, he was Executive Vice President of Human Resources at TIAA-CREF from 2003 to 2012.

Christopher R. Reidy joined ADP in 2006 as Vice President and Chief Financial Officer.

Carlos A. Rodriguez joined ADP in 1999. Prior to his promotion in November 2011 to President and Chief Executive Officer, he served as President and Chief Operating Officer from June 2011 to November 2011, as President, Employer Services – National Account Services, Canada, and GlobalView and Employer Services – International, from 2010 to May 2011, and as President, Employer Services – Small Business Services from 2007 to 2010.

Alan Sheiness joined ADP in 1984. He has served as Corporate Controller and Principal Accounting Officer since 2007.

Jan Siegmund joined ADP in 1999. Prior to his promotion to President, Added Value Services and Chief Strategy Officer in 2009, he served as President, Added Value Services from 2007 to 2009.

Each of ADP's executive officers is appointed for a term of one year and until their successors are chosen and qualified or until their death, resignation or removal.

Directors

See "Election of Directors" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

See "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Code of Ethics

ADP has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics may be viewed online on ADP's website at www.adp.com under "Ethics" in the "About ADP" section. Any amendment to or waivers from the code of ethics will be disclosed on our website within four business days following the date of the amendment or waiver.

Audit Committee

See "Audit Committee Report" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation

See "Compensation of Executive Officers" and "Election of Directors – Compensation of Non-Employee Directors" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Election of Directors – Security Ownership of Certain Beneficial Owners and Managers" and "Election of Directors – Equity Compensation Plan Information" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See "Election of Directors – Corporate Governance" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

See "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) **Financial Statements and Financial Statement Schedules**

1. **Financial Statements**

The following report and consolidated financial statements of the Company are contained in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm

Statements of Consolidated Earnings - years ended June 30, 2012, 2011 and 2010

Consolidated Balance Sheets - June 30, 2012 and 2011

Statements of Consolidated Stockholders' Equity - years ended June 30, 2012, 2011 and 2010

Statements of Consolidated Cash Flows - years ended June 30, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

	Page in Form 10-K
Schedule II - Valuation and Qualifying Accounts	91

All other Schedules have been omitted because they are inapplicable or are not required or the information is included elsewhere in the financial statements or notes thereto.

(b) **Exhibits**

The following exhibits are filed with this Annual Report on Form 10-K or incorporated herein by reference to the document set forth next to the exhibit in the list below:

3.1 - Amended and Restated Certificate of Incorporation dated November 11, 1998 - incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 333-72023 on Form S-4 filed with the Commission on February 9, 1999

3.2 - Amended and Restated By-laws of the Company - incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 7, 2012

10.1 - Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC - incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 21, 2007

10.2 - Letter Agreement dated as of June 28, 2006 between Automatic Data Processing, Inc. and Gary C. Butler - incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 28, 2006 (Management Contract)

10.3 - Separation Agreement and General Release, dated November 14, 2011, by and between Gary C. Butler and Automatic Data Processing, Inc. – incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 14, 2011

10.4 - Letter Agreement, dated as of December 14, 2011, between Automatic Data Processing, Inc., and Carlos Rodriguez– incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 14, 2011(Management Contract)

10.5 - Key Employees' Restricted Stock Plan - incorporated by reference to the Company's Registration Statement No. 33-25290 on Form S-8 (Management Compensatory Plan)

10.6 - Amended and Restated Supplemental Officers Retirement Plan – incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 10, 2009 (Management Compensatory Plan)

10.7 - 1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10(iii)(A)-#7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Management Compensatory Plan)

10.8 - Amendment to 1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10.6(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Management Compensatory Plan)

10.9 - 1994 Directors' Pension Arrangement - incorporated by reference to Exhibit 10(iii)(A)-#10 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (Management Compensatory Plan)

10.10 - 2000 Stock Option Plan - incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (Management Compensatory Plan)

10.11 - Automatic Data Processing, Inc. Deferred Compensation Plan, as Amended and Restated Effective July 1, 2012

10.12 - Change in Control Severance Plan for Corporate Officers, as amended - incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated June 16, 2006 (Management Compensatory Plan)

10.13 - Amended and Restated Employees' Saving-Stock Option Plan - incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 (Management Compensatory Plan)

10.14 - 2003 Director Stock Plan - incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-147377 on Form S-8 filed with the Commission on November 14, 2007 (Management Compensatory Plan)

10.15 - Amended and Restated Employees' Savings-Stock Purchase Plan – incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 (Management Compensatory Plan)

10.16 - 364-Day Credit Agreement, dated as of June 20, 2012, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas, Wells Fargo Bank, N.A., Barclays Bank PLC, and Citibank, N.A., as Syndication Agents, and Deutsche Bank Securities Inc., as Documentation Agent – incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated June 20, 2012

10.17 - Four-Year Credit Agreement, dated as of June 22, 2011, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Europe Limited, as London Agent, JP Morgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, Bank of America, N.A., BNP Paribas and Wells Fargo Bank, N.A., Barclays Capital, and Citibank, N.A., as Syndication Agents, and Deutsche Bank Securities Inc. and Intesa SanPaolo S.p.A, as Documentation Agents – incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K dated June 22, 2011

10.18 - Five-Year Credit Agreement, dated as of June 20, 2012, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas, Wells Fargo Bank, N.A., Barclays Bank PLC, and Citibank, N.A., as Syndication Agents, and Deutsche Bank Securities Inc., as Documentation Agent – incorporated by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K dated June 20, 2012

10.19 - 2000 Stock Option Grant Agreement (Form for Employees) for grants prior to August 14, 2008 – incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.20 - 2000 Stock Option Grant Agreement (Form for French Associates) for grants prior to August 14, 2008 – incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.21 - 2000 Stock Option Grant Agreement (Form for Non-Employee Directors) for grants prior to August 14, 2008 – incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.22	-	2000 Stock Option Grant Agreement (Form for Employees) for grants beginning August 14, 2008 – incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K dated August 13, 2008 (Management Compensatory Plan)
10.23	-	Non-Employee Director Compensation Summary Sheet – incorporated by reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 (Management Compensatory Plan)
10.24	-	Letter Agreement, dated as of August 1, 2006, between Automatic Data Processing, Inc. and Christopher R. Reidy – incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K dated August 2, 2006 (Management Contract)
10.25	-	2008 Omnibus Award Plan - incorporated by reference to Appendix A to the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders filed with the Commission on September 26, 2008 (Management Compensatory Plan)
10.26	-	French Sub Plan under the 2008 Omnibus Award Plan effective as of January 26, 2012 – incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (Management Compensatory Plan)
10.27	-	Form of Restricted Stock Award Agreement under the 2008 Omnibus Award Plan – incorporated by reference to Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.28	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for French Employees) for grants prior to January 26, 2012 – incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.29	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for French Employees) for grants beginning January 26, 2012 – incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (Management Compensatory Plan)
10.30	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non- Employee Directors) for grants prior to November 12, 2008 – incorporated by reference to Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)

10.31	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non- Employee Directors) for beginning November 12, 2008 – incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.32	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Employees) – incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.33	-	Form of Deferred Stock Unit Award Agreement under the 2008 Omnibus Award Plan (Management Compensatory Plan)
21	-	Subsidiaries of the Company
23	-	Consent of Independent Registered Public Accounting Firm
31.1	-	Certification by Carlos A. Rodriguez pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	-	Certification by Christopher R. Reidy pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	-	Certification by Carlos A. Rodriguez pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	-	Certification by Christopher R. Reidy pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	-	XBRL instance document
101.SCH	-	XBRL taxonomy extension schema document
101.CAL	-	XBRL taxonomy extension calculation linkbase document
101.LAB	-	XBRL taxonomy label linkbase document
101.PRE	-	XBRL taxonomy extension presentation linkbase document
101.DEF	-	XBRL taxonomy extension definition linkbase document

AUTOMATIC DATA PROCESSING, INC.

AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
		(1)	(2)		
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended June 30, 2012:					
Allowance for doubtful accounts:					
Current	$50,532	$24,822	$ --	$(28,850)(A)	$46,504
Long-term	$ 9,438	$ 2,106	$ --	$ (2,732)(A)	$ 8,812
Deferred tax valuation allowance	$62,700	$ 4,003	$(5,454)(B)	$ (6,494)	$54,755
Year ended June 30, 2011:					
Allowance for doubtful accounts:					
Current	$48,962	$23,615	$ --	$(22,045)(A)	$50,532
Long-term	$16,048	$ 2,954	$ --	$ (9,564)(A)	$ 9,438
Deferred tax valuation allowance	$61,883	$ 3,399	$ 2,507(B)	$ (5,089)	$62,700
Year ended June 30, 2010:					
Allowance for doubtful accounts:					
Current	$47,831	$21,177	$ --	$(20,046)(A)	$48,962
Long-term	$18,034	$ 3,846	$ --	$ (5,832)(A)	$16,048
Deferred tax valuation allowance	$51,690	$19,988	$(5,219)(B)	$ (4,576)	$61,883

(A) Doubtful accounts written off, less recoveries on accounts previously written off.

(B) Includes amounts related to foreign exchange fluctuation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
(Registrant)

August 20, 2012

By /s/ Carlos A. Rodriguez
Carlos A. Rodriguez
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carlos A. Rodriguez (Carlos A. Rodriguez)	President and Chief Executive Officer, Director (Principal Executive Officer)	August 20, 2012
/s/ Christopher R. Reidy (Christopher R. Reidy)	Chief Financial Officer (Principal Financial Officer)	August 20, 2012
/s/ Alan Sheiness (Alan Sheiness)	Corporate Controller (Principal Accounting Officer)	August 20, 2012
/s/ Ellen R. Alemany (Ellen R. Alemany)	Director	August 20, 2012
/s/ Gregory D. Brenneman (Gregory D. Brenneman)	Director	August 20, 2012
/s/ Leslie A. Brun (Leslie A. Brun)	Director	August 20, 2012
/s/ Richard T. Clark (Richard T. Clark)	Director	August 20, 2012
/s/ Eric C. Fast (Eric C. Fast)	Director	August 20, 2012
/s/ Linda R. Gooden (Linda R. Gooden)	Director	August 20, 2012
/s/ R. Glenn Hubbard (R. Glenn Hubbard)	Director	August 20, 2012
/s/ John P. Jones (John P. Jones)	Director	August 20, 2012
/s/ Enrique T. Salem (Enrique T. Salem)	Director	August 20, 2012
/s/ Gregory L. Summe (Gregory L. Summe)	Director	August 20, 2012

AUTOMATIC DATA PROCESSING, INC.

DEFERRED COMPENSATION PLAN

As Amended and Restated Effective July 1, 2012

The Automatic Data Processing, Inc. Deferred Compensation Plan is intended to provide a select group of management or highly-compensated employees the ability to defer certain compensation earned by such employees. This restated Plan document applies to all deferrals made or vested under the Plan on or after January 1, 2005 that are subject to the provisions of Section 409A of the Internal Revenue Code. All other deferrals made and vested prior to January 1, 2005 are subject to the rules in effect at the time the compensation was deferred. It is intended that this Plan will be supplemented by annual summaries describing the Plan and participation in the Plan for the applicable Plan Year; in the event of a conflict between the Plan and an annual summary, the terms of the Plan shall control.

ARTICLE I
DEFINITIONS

Capitalized terms used in this Plan, shall have the meanings specified below.

1.1 "Account" or "Accounts" shall mean all of the Bonus Deferral Subaccounts, Company Matching Contribution Subaccounts or Company Stock Unit Subaccounts that are specifically provided in this Plan.

1.2 "Affiliate" means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

1.3 "Annual Bonus Payments" shall mean, with respect to any Eligible Employee who does not qualify as a sales associate, the compensation earned pursuant to any annual cash incentive plan or annual cash bonus plan or program adopted by the Company; provided, however, that the following compensation shall not qualify as "Annual Bonus Payments" hereunder: spot bonuses, hiring bonuses, separation payments, retention payments, or other special or extraordinary payments. Annual Bonus Payments shall only include compensation that is contingent on the satisfaction of pre-established organizational or individual performance criteria relating to the Company's fiscal year, and the performance criteria in respect of which was established in writing no later than 90 days after the commencement of the performance period to which such criteria relate.

1.4 "Annual Incentive Amounts" shall mean, as applicable, Annual Bonus Payments and Qualifying Sales Bonuses.

1.5 "Beneficiary" or "Beneficiaries" shall mean the person or persons designated in writing by a Participant in accordance with procedures established by the Committee or the Plan Administrator to receive the benefits specified hereunder in the event of the Participant's death. No Beneficiary designation shall become effective until it is filed with the Committee or the Plan Administrator. If there is no such designation or if there is no surviving designated Beneficiary, then the Participant's surviving spouse shall be the Beneficiary. If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the duly appointed and currently acting personal representative of the Participant's estate (which shall include either the Participant's probate estate or living trust) shall be the Beneficiary.

1.6 "Board of Directors" or "Board" shall mean the Board of Directors of Automatic Data Processing, Inc.

1.7 "Bonus Deferral Subaccount" shall mean the bookkeeping account maintained by the Company or the Plan Administrator for each Participant that is credited with amounts equal to (i) the portion of the Participant's Annual Incentive Amounts that he or she elects to defer, and (ii) earnings and losses (based on the Investment Rate) attributable thereto.

1.8 "Code" shall mean the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

1.9 "Committee" shall mean a committee as the Compensation Committee may appoint to administer the Plan or, if no such committee has been appointed by the Compensation Committee, then it shall be the Compensation Committee. As of the effective date of this Plan, the Committee shall consist of (i) the person occupying the position of General Counsel of the Company, and (ii) the person occupying the position of Chief Human Resources Officer of the Company. In the event of a vacancy in either the position of General Counsel or Chief Human Resources Officer, then unless the Compensation Committee otherwise determines, the Committee shall consist of the remaining person until such vacant position is filled.

1.10 "Company" shall mean Automatic Data Processing, Inc., a Delaware corporation.

1.11 "Company Common Stock" means the common stock, par value $.10 per share, of the Company.

1.12 "Company Matching Contribution" shall mean the amount, if any, contributed by the Company for a Participant with respect to a Plan Year under Section 4.2.

1.13 "Company Matching Contribution Subaccount" shall mean the bookkeeping account maintained by the Company or the Plan Administrator for each Participant that is credited with an amount equal to (i) the Company Matching Contribution, if any, and (ii) earnings and losses (based on the Investment Rate) attributable thereto.

1.14 "Company Stock Unit Subaccount" shall mean the bookkeeping account maintained by the Company or the Plan Administrator for each Participant that is credited with (i) a number of Company stock units equal to the PBRS Awards that he or she elects to defer, if any, and (ii) an amount equal to the Dividend Equivalents (and earnings and losses (based on the Investment Rate) attributable to such Dividend Equivalents).

1.15 "Compensation Committee" shall mean the Compensation Committee of the Board.

1.16 "Disability" shall mean a circumstance where the Company shall have cause to terminate a Participant's employment or service on account of "disability," as defined in any then-existing employment, consulting or other similar agreement between the Participant and the Company or, in the absence of such an employment, consulting or other similar agreement, a condition entitling the Participant to receive benefits under a long-term disability plan of the Company, or, in the absence of such a plan, as determined by the Committee based upon medical evidence acceptable to it; provided, however, that a Participant shall not have a Disability for purposes of the Plan unless the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering the Company's employees.

1.17 "Distributable Amount" shall mean the vested balance in a Participant's Accounts subject to distribution in a given Plan Year.

1.18 "Dividend Equivalents" shall mean, for any Participant who defers PBRS Awards, an amount equal to the product of (a) the dividends (including extraordinary dividends, if so determined by the Committee) declared and paid to other stockholders of the Company in respect of one share of Company Common Stock, multiplied by (b) the number of Company stock units in such Participant's Company Stock Unit Subaccount on the date such dividends are so declared.

1.19 "Eligible Employee" shall mean those employees selected by the Committee in accordance with the procedures set forth in Article II.

1.20 "Enrollment Period" shall mean a period of time, as determined by the Committee with respect to each Plan Year, ending no later than the December 31 preceding the end of the performance period with respect to which the Annual Incentive Amounts or PBRS Awards, as applicable, for such Plan Years relate; provided, however, that if the relevant performance period does not end on June 30, the Enrollment Period shall end at least six months before the conclusion of the applicable performance period.

1.21 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.22 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

1.23 "Fund" or "Funds" shall mean one or more of the investment funds selected by the Committee, or its designee, to which Participants may elect to make deemed investments pursuant to Section 3.3.

1.24 "In-Service Distribution Date" shall mean, in the case of a distribution to be made while the Participant is still employed by the Company, the month of September of the Plan Year elected by the Participant.

1.25 "Investment Rate" shall mean, (i) for each Fund with a fixed rate of return, the annual interest rate applicable to such Fund, as determined by the Committee from time to time, and (ii) for any Fund that does not have a fixed rate of return, any appreciation or depreciation in the value of the investment in which the Participant is deemed invested.

1.26 "Participant" shall mean any Eligible Employee who becomes a Participant in this Plan in accordance with Article II.

1.27 "PBRS Awards" shall mean, for any Plan Year, the number of shares of Company Common Stock earned by a Participant under the PBRS Program.

1.28 "PBRS Program" shall mean the Company's performance-based restricted stock program under the Company's 2008 Omnibus Award Plan (or any successor plan), as in effect from time to time.

1.29 "Plan" shall mean this Automatic Data Processing, Inc. Deferred Compensation Plan.

1.30 "Plan Administrator" shall mean, if applicable, any record keeper appointed by the Company (which may include an Affiliate of the Company) to perform administrative and other functions associated with the Plan.

1.31 "Plan Year" shall mean the Company's fiscal year, which runs from July 1 to June 30.

1.32 "Qualifying Sales Bonuses" shall mean, with respect to any Eligible Employee who qualifies as a sales associate and (i) receives sales bonuses on a quarterly basis, the bonus paid to such person in respect of such person's performance for the Company's fourth fiscal quarter in any Plan Year or (ii) receives sales bonuses on a monthly basis, the bonus paid to such person in respect of such person's performance for the last month in any Plan Year.

1.33 "Scheduled Distribution Date" shall mean, as applicable, the In-Service Distribution Date or the Separation from Service Distribution Date

1.34 "Separation from Service" shall mean that the employment or service provider relationship with the Company and any entity that is to be treated as a single employer with the Company for purposes of Treasury Regulations Section 1.409A-1(h) (the "Single Employer") terminates such that the facts and circumstances indicate it is reasonably anticipated that no further services will be performed or that the level of bona fide services the Participant would perform after the termination (whether as an employee or as an independent contractor) would permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Single Employer if the Participant has been providing services to the Single Employer less than 36 months).

1.35 "Separation from Service Distribution Date" shall mean, in the case of a distribution on account of a Separation from Service, the seventh month following the month in which the Separation from Service occurs.

1.36 "Unforeseeable Emergency" shall mean a severe unforeseeable financial hardship as defined in Section 409A and the regulations thereunder, including a severe financial hardship resulting from (i) an illness or accident of the Participant, the Participant's spouse, the Participant's designated Beneficiary, or the Participant's dependent (as defined in Section 152 of the Code, without regard to section 152(b)(1), (b)(2), and (d)(1)(B)), (ii) the loss of the Participant's property due to casualty, or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the Participant's control.

ARTICLE II

ELIGIBILITY FOR PARTICIPATION

2.1 Determination of Eligible Employee. With respect to all Plan Years commencing on or after July 1, 2011, Eligible Employees (with respect to both Annual Incentive Amounts and PBRS Awards) shall consist of all employees of the Company (or of any subsidiary that is incorporated in any State in the United States of America), determined as of July 1 of each Plan Year, that are (x) in executive letter grade positions, and (y) eligible to receive compensation pursuant to an annual cash incentive plan, or annual cash bonus plan or program; provided, however, that any employee whose home country is not the United States of America shall not be considered an Eligible Employee hereunder.

2.2 Participation. An Eligible Employee shall become a Participant in the Plan by electing to make a deferral of Annual Incentive Amounts or PBRS Awards in a Plan Year in accordance with Article III.

2.3 Amendment of Eligibility Criteria. The Committee may, in its discretion, change which employees are Eligible Employees under the Plan for any reason, including to comply with any applicable laws relating to the operation of the Plan. Eligibility for participation in one Plan Year does not guarantee eligibility to participate in any future Plan Year.

ARTICLE III
ELECTIONS

3.1 Election to Defer Annual Incentive Amounts and PBRS Awards.

(a) Timing of Election to Defer Annual Incentive Amounts and PBRS Awards. An Eligible Employee may elect to defer Annual Incentive Amounts and/or PBRS Awards only during the Enrollment Period.

(b) Amount Eligible for Deferral.

(1) As of July 1, 2010, an Eligible Employee may elect to defer up to up to 100% of his Annual Incentive Amounts. As of July 1, 2011, an Eligible Employee may elect to defer up to up to 100% of his PBRS Awards. The Committee may change the amount or percentage that may be deferred in respect of any Plan Year at any time, or from time to time.

(2) If necessary, the total amount deferred by a Participant shall be reduced in 1% increments in order to satisfy Social Security Tax (including Medicare), income tax withholding for compensation that cannot be deferred, employee benefit plan withholding requirements and any other withholding requirements.

(c) Irrevocable Elections. Elections to defer Annual Incentive Amounts and PBRS Awards shall become irrevocable as of the date for such Plan Year set by the Committee in its sole discretion, which (i) in the case of an Annual Bonus Payment shall in no event be later than six months before the conclusion of the performance period with respect to which the Annual Bonus Payment relates, (ii) in the case of a Qualifying Sales Bonus shall in no event be later than the December 31 of the calendar year preceding the calendar year in which the Qualifying Sales Bonus will be earned, and (iii) in case of a PBRS Award shall in no event be later than six months before the conclusion of the performance period with respect to which the PBRS Award relates.

(d) Duration of Election. An Eligible Employee's election to defer Annual Incentive Amounts and/or PBRS Awards for any Plan Year is effective only for such Plan Year.

(e) Method of Election. Elections to participate may be made in writing, through an electronic medium such as a website enrollment window or an email enrollment form or through a Plan Administrator, provided that the election is binding when made and there is sufficient record of when such election is made.

3.2 Elections as to Time and Form of Payment. During the Enrollment Period, a Participant shall make an election regarding the time and form of payment of the Annual Incentive Amounts and PBRS Awards deferred for that Plan Year (and all earnings and losses (based on the Investment Rate) attributable thereto, including in respect of Dividend Equivalents).

(a) Elections as to Time. A Participant shall elect to receive a distribution of his Annual Incentive Amounts and PBRS Awards to be deferred for a Plan Year (and all earnings and losses (based on the Investment Rate) attributable thereto, including in respect of Dividend Equivalents) (i) on an In-Service Distribution Date, (ii) on a Separation from Service Distribution Date or (iii) a portion on an In-Service Distribution Date and a portion on a Separation from Service Distribution Date; provided, however, that a Participant's In-Service Distribution Date may be no earlier than five years following the date on which the deferral of Annual Incentive Amounts and PBRS Awards, as applicable, is made.

(b) Elections as to Form. A Participant shall elect the form of the distribution of his Annual Incentive Amounts and PBRS Awards, whether in a lump sum payment or in annual installments. If no such election is made, the Participant shall be deemed to have elected to receive payment in a lump sum. A Participant may elect annual installments to be paid over a period not to exceed fifteen years. A Participant's election to receive payment in annual installments on a Separation from Service is subject to the terms of Section 6.2(a)(2).

(c) Application of Election. An election as to time and form of payment made with respect to a given Plan Year shall apply only to the Annual Incentive Amounts and PBRS Awards deferred for such Plan Year.

(d) No Changes Permitted. Except as permitted by Section 3.2(e) below, elections as to time and form of payment shall become irrevocable as of December 31 of the Plan Year for which Annual Incentive Amounts and PBRS Awards, as applicable, are deferred.

(e) Subsequent Changes in Time and Form of Payment. A Participant may delay the timing of a previously-scheduled payment or may change the form of a payment only if such subsequent deferral election meets all of the following requirements:

(i) the subsequent deferral election shall not take effect until at least 12 months after the date on which it is made;

(ii) the election must be made at least 12 months prior to the date the payment is scheduled to be made. For installment payments, the election must be made at least 12 months prior to the date the first payment in such installment was scheduled to be made; and

(iii) the subsequent deferral election must delay the payment for at least five years from the date the payment would otherwise have been made. For installment payments, the delay is measured from the date the first payment was scheduled to be made.

A Participant may make only one subsequent change with respect to deferrals made for a specific Plan Year.

(f) Initial elections and subsequent elections, if any, may be made in writing or through an electronic medium such as a website enrollment window or though an email enrollment form or through a Plan Administrator, provided that there is sufficient record of when such election is made.

3.3 Elections as to Deemed Investment Choices.

(a) Prior to the date on which the actual deferral of an Annual Incentive Amount in respect of Plan Year is made by the Company, a Participant shall make an election regarding how such Annual Incentive Amount shall be deemed to be invested for purposes of determining the amount of earnings or losses to be credited to the Participant's Accounts. If no such election is made in respect of Annual Incentive Amounts deferred in any Plan Year, then (i) the Participant shall be deemed to have made the same election made by such Participant in respect of the most recent Plan Year in which there was a deferral of Annual Incentive Amounts, and (ii) if no election contemplated by clause (i) has been made, the deferred Annual Incentive Amounts shall be deemed invested in the most risk-free type of Fund, as determined by the Committee in its sole and absolute discretion.

(b) Dividend Equivalents shall be deemed to be invested in the Fund specified for such purpose by the Committee from time to time and communicated to the Participant, and if no such communication is made, in the most risk-free type of Fund, as determined by the Committee in its sole and absolute discretion.

(c) The Committee shall select from time to time, in its sole and absolute discretion, investments of various types that shall be communicated to the Participant. The Investment Rate applicable to each Fund shall be used to determine the amount of earnings or losses to be credited to Participant's Bonus Deferral Subaccount and Company Matching Contribution Subaccount (and the portion of the Company Stock Unit Subaccount attributable solely to Dividend Equivalents). Deemed investment choices shall not be changed unless the Committee promulgates a rule of general application permitting such changes.

ARTICLE IV
DEFERRAL ACCOUNTS

4.1 Bonus Deferral Subaccount. The Company or Plan Administrator shall establish and maintain a Bonus Deferral Subaccount for each Participant under the Plan. Each Participant's Bonus Deferral Subaccount shall be further divided into separate subaccounts ("investment fund subaccounts"), each of which corresponds to a Fund elected by the Participant. A Participant's Bonus Deferral Subaccount shall be credited as follows:

(a) on the day the amounts are withheld and/or deferred from a Participant's Annual Incentive Amounts, with an amount equal to the Annual Incentive Amounts deferred by the Participant; and

(b) on a daily basis, each investment fund subaccount of a Participant's Bonus Deferral Subaccount shall be credited with earnings or losses based on the applicable Investment Rate.

4.2 Company Matching Contributions. The Company shall match 50% of the first $20,000 of Annual Incentive Amounts deferred by a Participant with respect to a Plan Year, but only if the Participant has elected for such Annual Incentive Amounts to be distributed following the Participant's Separation from Service; provided, however, that this matching contribution shall not be made with respect to any Participant who is either (i) an "officer" of the Company (as such term is defined under Rule 3b-7 of the Exchange Act) or (ii) a Corporate Vice President of the Company, in either case, determined as of the first day of the Plan Year.

4.3 Company Matching Contribution Subaccount. The Company or Plan Administrator shall establish and maintain a Company Matching Contribution Subaccount for each Participant who receives a Company Matching Contribution under the Plan. A Participant's Company Matching Contribution Subaccount shall be further divided into separate investment fund subaccounts, each of which corresponds to a Fund elected by the Participant. A Participant's Company Matching Contribution Subaccount shall be credited as follows:

(a) on the day such amount is deemed contributed, with an amount equal to the Company Matching Contribution Amount, if any; and

(b) on a daily basis, each investment fund subaccount of a Participant's Company Matching Contribution Subaccount shall be credited with earnings or losses based on the applicable Investment Rate.

4.4 Company Stock Unit Subaccount. The Company or Plan Administrator shall establish and maintain a Company Stock Unit Subaccount for each Participant who elects to defer receipt of a PBRS Award. A Participant's Company Stock Unit Subaccount shall be credited as follows:

(a) on the day shares of Company Common Stock would otherwise be issued to the Participant under the PBRS Program, with a number of Company stock units equal to the number of shares of Company Common Stock earned by the Participant under the PBRS Program; and

(b) on the day dividends are paid to stockholders of the Company in respect of shares of Company Common Stock, an amount equal to the Dividend Equivalents; and

(c) on a daily basis, the investment fund subaccount of a Participant's Company Stock Unit Subaccount shall be credited with earnings or losses on the Dividend Equivalents based on the applicable Investment Rate.

ARTICLE V
VESTING

5.1 Vesting. A Participant shall be 100% vested at all times in his or her Bonus Deferral Subaccount. A Participant shall vest in his or her Company Matching Contribution Account at the time such Participant either (i) attains 65 years of age, or (ii) attains ten (10) years of service credited with the Company and its subsidiaries. The Committee in its sole discretion may credit a Participant with additional periods of service solely for purposes of vesting in his or her Company Matching Contribution Account. A Participant shall vest in his or her Company Stock Unit Subaccount with respect to the Company stock units therein attributable to a PBRS Award on the date on which such PBRS Award would otherwise have vested had the Participant not elected to defer receipt of the Company Common Stock issuable pursuant to such PBRS Award. A Participant shall be 100% vested at all times in the portion of his or her Company Stock Unit Subaccount attributable to Dividend Equivalents (and earnings and losses attributable thereto), notwithstanding that the underlying Company stock units in respect of which such Dividend Equivalents are credited may not yet have vested

5.2 Vesting Upon Death or Disability. Upon death or the Disability of a Participant, the Participant shall be 100% vested in his or her Company Matching Contribution Subaccount.

ARTICLE VI
DISTRIBUTIONS

Distributions from the Plan shall be made only in accordance with this Article VI. All distributions shall be in cash, except as otherwise may occur pursuant to Section 6.3, or as provided in Section 6.5, in either case, in respect of PBRS Awards.

6.1 Distribution of Accounts While Employed.

(a) Scheduled Distributions.

(1) In respect of all Distributable Amounts payable in a lump sum on an In-Service Distribution Date, the value thereof shall be determined as of the ninth day of the month of September in which the In-Service Distribution Date occurs, and the distribution thereof shall be made as soon as administratively possible (and in no event later than 90 days) thereafter. In respect of all Distributable Amounts payable in installments on an In-Service Distribution Date, all installments shall be valued as of the ninth day of the month of September in each applicable year, and the distribution thereof shall be made as soon as administratively practicable (and in no event later than 90 days) thereafter.

(2) In the event a Participant has a Separation from Service prior to such Participant's In-Service Distribution Date, then the provisions of Section 6.2 shall instead apply to such distribution.

(b) Except as provided in Section 6.3, no unscheduled in-service distributions are permitted.

6.2 Distribution of Accounts after Separation from Service. If a Participant has a Separation from Service, the provisions of this Section 6.2 shall apply to the distribution of the Participant's Accounts.

(a) Separation from Service.

(1) Ten Years of Service, or Age 65. At the time of the Participant's Separation from Service, if the Participant has either (i) attained age 55 and has completed ten years of service, or (ii) attained age 65, then the Participant's Account shall be distributed in accordance with the Participant's elections.

(A) Lump Sum. For Distributable Amounts for which the Participant has elected (or be deemed to have elected) a lump sum, the value thereof shall be determined as of the ninth day of the seventh month following the Separation from Service, and the distribution thereof shall be made as soon as administratively possible (and in no event later than 90 days) thereafter. If (i) a Participant has made an irrevocable election to defer his Annual Incentive Amounts, (ii) such Annual Incentive Amounts are deferred after the Participant's Account has been distributed, and (iii) the Participant had elected to receive a lump sum distribution, then the additional Account balance shall be valued and distributed on the ninth day of the month immediately following the date the Annual Incentive Amounts are deferred.

(B) Installment Payments. For Distributable Amounts for which the Participant has elected installments, (i) the first installment shall be valued as of the ninth day of the seventh month following the Separation from Service, and the distribution thereof shall be made as soon as administratively possible (and in no event later than 90 days) thereafter, and (ii) each subsequent installment shall be valued as of the ninth day of September of each of the following calendar years, and the distribution thereof shall be made as soon as administratively possible (and in no event later than 90 days) thereafter. For the avoidance of doubt, under no circumstances shall two installments be paid in a single calendar year. If (x) a Participant has made an irrevocable election to defer his Annual Incentive, (y) such Annual Incentive is deferred after the Participant's Account has started to be distributed, and (z) the Participant had elected to receive installment payments, the additional deferral shall be added to the Participant's balance in his Bonus Deferral Subaccount and shall be distributed in accordance with the installment election.

(2) All other Separations from Service. If, at the time of the Participant's Separation from Service, a Participant has neither (i) attained age 55 and has completed ten years of service nor (ii) attained age 65, then the Participant's entire Account balance shall be distributed in a single lump sum. In any such case, the Distributable Amounts shall be valued as of the ninth day of the seventh month following the Separation from Service, and the distribution thereof shall be made as soon as administratively possible (and in no event later than 90 days) thereafter.

(b) Death. In the case of the death of a Participant, either while employed by the Company or prior to distribution of the Participant's entire Account balance, the Participant's Account balance shall be distributed to the Participant's Beneficiary as soon as administratively possible and in no event later than 90 days following the death of the Participant. The value of the Participant's Account shall be determined as of the date on which the Participant dies.

(c) Disability. In the case of the Disability of a Participant prior to the commencement of distribution of the Participant's Account balance, the Participant's Account balance shall be distributed to the Participant in a lump sum as soon as administratively possible (and in no event later than 90 days) after it has been determined that the Participant suffers from a Disability. The value of the Participant's Account shall be determined as of the date on which it has been determined that the Participant suffers from a Disability.

6.3 Unforeseeable Emergency. A Participant shall be permitted to elect a distribution from his Bonus Deferral Subaccount, vested Company Matching Contribution Subaccount and/or vested Company Stock Unit Subaccount, if any, prior to the date the Accounts were otherwise to be distributed in the event of an Unforeseeable Emergency, subject to the following restrictions:

(a) the election to take a distribution due to an Unforeseeable Emergency shall be made by requesting such a distribution in writing to the Committee, including the amount requested and a description of the need for the distribution;

(b) the Committee shall make a determination, in its sole discretion, that the requested distribution is on account of an Unforeseeable Emergency; and

(c) the Unforeseeable Emergency cannot be relieved (i) through reimbursement or compensation by insurance or otherwise, (ii) by liquidation of the Participant's assets, to the extent the liquidation of assets would not itself cause severe financial hardship, or (iii) by cessation of deferrals under this Plan.

The amount determined by the Committee as distributable due to an Unforeseeable Emergency shall be paid within 30 days after the request for the distribution is approved by the Committee. The value of the Participant's Account shall be determined as of the date on which the distribution request was made.

6.4 Valuation Date. In the event that any valuation date contemplated by Section 6.1 or Section 6.2 is not a business day, then the valuation date shall be the immediately preceding business day.

6.5 PBRS Awards. All distributions from the Company Stock Unit Subaccount attributable to deferrals of PBRS Awards (but not Dividend Equivalents or earnings and losses attributable to such Dividend Equivalents) shall be made in the form of one share of Company Common Stock for each Company stock unit therein. All shares of Company Common Stock ultimately distributed in respect of Company stock units under the Company Stock Unit Subaccount will be issued under the 2008 Omnibus Award Plan (or any successor plan).

ARTICLE VII
ADMINISTRATION

7.1 Committee. A Committee shall be appointed by, and serve at the pleasure of, the Compensation Committee. The number of members comprising the Committee shall be determined by the Compensation Committee, which may from time to time vary the number of members. A member of the Committee may resign by delivering a written notice of resignation to the Compensation Committee. The Compensation Committee or the Board may remove any member, with or without cause, by delivering a copy of its resolution of removal to such member.

7.2 Committee Action. The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by a majority of members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. Any member of the Committee may execute any certificate or other written direction on behalf of the Committee.

7.3 Powers of the Committee. The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not limited to, the following:

(a) to select the Funds;

(b) to construe and interpret the terms and provisions of this Plan;

(c) to compute and certify to the amount and kind of benefits payable to Participants and their Beneficiaries;

(d) to maintain all records that may be necessary for the administration of the Plan;

(e) to provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(f) to make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof;

(g) to appoint a Plan Administrator, or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe; and

(h) to take all actions necessary for the administration of the Plan.

7.4 Construction and Interpretation. The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretations or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary.

7.5 Compensation, Expenses and Indemnity.

(a) The members of the Committee shall serve without compensation for their services hereunder.

(b) The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

ARTICLE VIII
MISCELLANEOUS

8.1 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company. No assets of the Company shall be held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. Any and all of the Company's assets shall be, and remain, the general unpledged, unrestricted assets of the Company. The Company's obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors. It is the intention of the Company that this Plan be unfunded for purposes of the Code and for purposes of Title I of ERISA.

8.2 Restriction Against Assignment. The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant's Accounts shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant's Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, sell, transfer, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever.

8.3 Withholding. There shall be deducted from each payment made under the Plan or any other compensation payable to the Participant (or Beneficiary) all taxes which are required to be withheld by the Company in respect to such payment or this Plan. The Company shall have the right to reduce any payment (or compensation), or the amount credited to a Participant's Account, by the amount of cash (or equivalent value of Company stock units, as applicable, as determined by the Committee) sufficient to provide the amount of said taxes.

8.4 Amendment, Modification, Suspension or Termination. The Compensation Committee may amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant's Accounts. The Committee may also amend the Plan, provided that the Committee may only adopt amendments that (i) do not have a negative material financial impact on the Company; or (ii) are required by tax or legal statutes, regulations or pronouncements.

8.5 Governing Law. Except to extent preempted by Federal law, this Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof.

8.6 Receipt or Release. Any payment to a Participant or the Participant's Beneficiary in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

8.7 Limitation of Rights and Employment Relationship. Neither the establishment of the Plan nor any modification thereof, nor the creating of any fund or account, nor the payment of any benefits shall be construed as giving to any Participant, or Beneficiary or other person any legal or equitable right against the Company except as provided in the Plan; and in no event shall the terms of employment of any Employee or Participant be modified or in any way be affected by the provisions of the Plan.

8.8 Headings. Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

8.9 Section 409A. All provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code ("Section 409A"). If the Committee determines that any amounts payable hereunder may be taxable to a Participant under Section 409A, the Company may (i) adopt such amendments to the Plan and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and/or (ii) take such other actions as the Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A; provided, that the Company shall have no liability to a Participant or Beneficiary with respect to the tax imposed by Section 409A.

As evidence of the amendment and restatement of this Plan, effective July 1, 2012, by Automatic Data Processing, Inc., this document is signed by a duly authorized officer.

AUTOMATIC DATA PROCESSING, INC.

By: /s/ Michael A. Bonarti
Name: Michael A. Bonarti
Title: Vice President, General Counsel and Secretary

EXHIBIT 10.33

AUTOMATIC DATA PROCESSING, INC. 2008 OMNIBUS AWARD PLAN
FORM OF DEFERRED STOCK UNIT AWARD AGREEMENT

AUTOMATIC DATA PROCESSING, INC. (the "Company"), pursuant to the 2008 Omnibus Award Plan (the "Plan"), hereby irrevocably grants you (the "Participant"), on XXXX XX, 20__, a forfeitable deferred stock unit award (the "Deferred Stock Unit Award"), subject to the restrictions, terms and conditions herein.

WHEREAS, the Participant is a participant in the one-year performance-based restricted stock program of the Company for the Company's 20__ fiscal year (the "PBRS Program");

WHEREAS, the Participant has previously elected to defer all or a portion of the award of common stock, par value $0.10 per share, of the Company (that would otherwise have been deliverable on the date hereof in respect of the PBRS Program) pursuant to the terms of the Automatic Data Processing, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"); and

WHEREAS, the Compensation Committee (the "Committee") of the Board of Directors of the Company has determined that it would be in the best interests of the Company and its stockholders to grant the award provided for herein to the Participant, on the terms and conditions described in this Deferred Stock Unit Award agreement (this "Agreement").

NOW, THEREFORE, for and in consideration of the premises and the covenants of the parties contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Terms and Conditions.

(a) Credit to Deferred Compensation Plan. In accordance with the Deferred Compensation Plan, the Company shall credit the Participant with the number of Company stock units equal to the number of shares of common stock of the Company earned by the Participant under the PBRS Program and which the Participant previously elected to defer under the Deferred Compensation Plan.

(b) Vesting. Subject to the Deferred Compensation Plan and the other terms and conditions contained in this Agreement, the restricted period with respect to your Deferred Stock Unit Award shall lapse on XXXX XX, 20__.

(c) Settlement; Dividend Equivalents. The Deferred Stock Unit Award shall be settled at such time and in such manner as provided in accordance with the election made by the Participant and pursuant to the terms of the Deferred Compensation Plan, and any shares of common stock of the Company in respect thereof shall be deemed issued under the Plan. Until shares of common stock of the Company are delivered to the Participant in respect of the settlement of the Deferred Stock Unit Award, at no time shall the Participant be deemed for any purpose to be the owner of shares of common stock of the Company in connection with the Deferred Stock Unit Award and the Participant shall have no right to dividends in respect of the Deferred Stock Unit Award. However, the Participant shall be entitled to receive dividend equivalents in respect of the Company stock units credited to the Participant's account in accordance with the terms of the Deferred Compensation Plan.

(d) Book Entry. The Committee shall cause the shares of common stock of the Company (issuable in respect of the Deferred Stock Unit Award that vests pursuant to Section 1(b) and become deliverable in accordance with the Deferred Compensation Plan and the Participant's deferral election) to be registered in the name of the Participant and held in book-entry form subject to the Company's directions.

(e) Forfeiture. Except as otherwise determined by the Committee in its sole discretion, the unvested Deferred Stock Unit Award shall be forfeited without consideration to the Participant upon the Participant's termination of employment with the Company or its Affiliates for any reason (and the Participant shall forfeit any rights to receive any shares of common stock of the Company in respect of the Deferred Stock Unit Award under the Plan or the Deferred Compensation Plan). In accordance with the Deferred Compensation Plan, the Participant shall not forfeit any dividend equivalents accumulated in respect a forfeited Deferred Stock Unit Award.

2. Restrictive Covenant; Clawback; Incorporation by Reference.

(a) Restrictive Covenant. The effectiveness of the Deferred Stock Unit Award granted hereunder is conditioned upon (i) the Participant having executed and delivered a restrictive covenant to the Company in connection with any previous grant by the Company of any restricted stock or deferred stock units, or (ii) the execution and delivery by the Participant within six months from the date of this Deferred Stock Unit Award of the restrictive covenant furnished herewith. If the Company does not receive the signed (whether electronically or otherwise) restrictive covenant within such six-month period, this Deferred Stock Unit Award shall be terminable by the Company.

(b) Clawback/Forfeiture. Notwithstanding anything to the contrary contained herein, the Deferred Stock Unit Award may be forfeited without consideration if the Participant, as determined by the Committee in its sole discretion (i) engages in an activity that is in conflict with or adverse to the interests of the Company or any Affiliate, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or (ii) without the consent of the Company, while employed by or providing services to the Company or any Affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement between the Participant and the Company or any Affiliate. If the Participant engages in any activity referred to in the preceding sentence, the Participant shall, at the sole discretion of the Committee, forfeit any gain realized in respect of the shares of common stock of the Company delivered in respect of the Deferred Stock Unit Award (which gain shall be deemed to be an amount equal to the Fair Market Value on the date on which such shares were delivered to the Participant), and repay such amount to the Company.

(c) Incorporation by Reference, Etc. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan.

3. Compliance with Legal Requirements. The granting and delivery of the Deferred Stock Unit Award, and any other obligations of the Company under this Agreement, shall be subject to all applicable federal, state, local and foreign laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required.

4. Transferability. The Deferred Stock Unit Award may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate.

5. Miscellaneous.

(a) Waiver. Any right of the Company contained in this Agreement may be waived in writing by the Committee. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

(b) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

(c) No Right to Employment. Nothing contained in this Agreement shall be construed as giving the Participant any right to be retained, in any position, as an employee, consultant or director of the Company or its Affiliates or shall interfere with or restrict in any way the right of the Company or its Affiliates, which are hereby expressly reserved, to remove, terminate or discharge the Participant with or without cause at any time for any reason whatsoever. Although over the course of employment terms and conditions of employment may change, the at-will term of employment will not change.

(d) Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, the Participant and the beneficiaries, executors, administrators, heirs and successors of the Participant.

(e) Entire Agreement. This Agreement, the Plan and the Deferred Compensation Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior communications, representations and negotiations in respect thereto. No change, modification or waiver of any provision of this Agreement shall be valid unless the same be in writing and signed by the parties hereto, except for any changes permitted without consent of the Participant under the Plan or the Deferred Compensation Plan.

(f) Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the State of Delaware.

(g) Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

AUTOMATIC DATA PROCESSING, INC.

By: ______________________________

Name:

Title:

EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
ADP Atlantic, Inc.	Delaware
ADP Belgium CVA	Belgium
ADP Brasil Ltda	Brazil
ADP Broker-Dealer, Inc.	New Jersey
ADP Business Services (Shanghai) Co., Ltd.	China
ADP Canada Co.	Canada
ADP Dealer Services Denmark ApS	Denmark
ADP Dealer Services Deutschland GmbH	Germany
ADP Dealer Services Espana SL	Spain
ADP Dealer Services, Inc.	Delaware
ADP Dealer Services Italia s.r.l.	Italy
ADP Dealer Services UK Limited	United Kingdom
ADP Employer Services GmbH	Germany
ADP Europe SARL	France
ADP Europe S.A.	France
ADP France SAS	France
ADP GlobalView B.V.	Netherlands
ADP Group UK Limited	United Kingdom
ADP GSI France SAS	France
ADP GSI Italia SpA	Italy
ADP Holding B.V.	Netherlands
ADP, Inc.	Delaware
ADP Indemnity, Inc.	Vermont
ADP Nederland B.V.	Netherlands
ADP Network Services Limited	United Kingdom
ADP of Roseland, Inc.	Delaware
ADP Pacific, Inc.	Delaware
ADP Payroll Services, Inc.	Delaware
ADP Screening and Selection Services, Inc.	Colorado
ADP Tax Services, Inc.	Delaware
ADP Technology Services, Inc.	Delaware
ADP TotalSource Group, Inc.	Florida
ADP Vehicle Information Technology (Shanghai) Co., Ltd	China
Automatic Data Processing Limited	Australia
Automatic Data Processing Limited (UK)	United Kingdom
Business Management Software Limited	United Kingdom
Digital Motorworks, Inc.	Texas
Employease, Inc.	Delaware
VirtualEdge, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of June 30, 2012.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-46168, 333-10281, 333-10277, 333-110393, 333-146565, 333-147377, 333-155382, 333-169110, and 333-170506 on Form S-8 of our reports dated August 20, 2012, relating to the consolidated financial statements and consolidated financial statement schedule of Automatic Data Processing, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of Automatic Data Processing, Inc. for the year ended June 30, 2012.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 20, 2012

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Carlos A. Rodriguez, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 20, 2012

/s/ Carlos A. Rodriguez
Carlos A. Rodriguez
President and Chief Executive Officer

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Christopher R. Reidy, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 20, 2012

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carlos A. Rodriguez, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Carlos A. Rodriguez
Carlos A. Rodriguez
President and Chief Executive Officer
Date: August 20, 2012

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher R. Reidy, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer
Date: August 20, 2012

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